Private & Confidential

Dated	November 6, 2023

CRESCENT POINT ENERGY CORP.

and

HAMMERHEAD ENERGY INC.

ARRANGEMENT AGREEMENT

i

ii

iii

THIS ARRANGEMENT AGREEMENT is dated November 6, 2023 and made between:

CRESCENT POINT ENERGY CORP., a corporation existing under the laws of the Province of Alberta (the "Purchaser"); and

HAMMERHEAD ENERGY INC., a corporation existing under the laws of the Province of Alberta (the "Company").

RECITALS:

(A) The Purchaser proposes to acquire all of the issued and outstanding common shares of the Company by way of an Arrangement, in accordance with the Plan of Arrangement, under the provisions of section 193 of the ABCA.

(B) Based upon its review of the terms of the proposed Arrangement, the legal and financial advice received in respect thereof, and the unanimous recommendation of the Company Special Committee, the Company Board has unanimously determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company.

(C) Concurrently with the execution of this Agreement, the Purchaser and: (i) each director and officer of the Company; and (ii) Riverstone V REL Hammerhead B.V., REL Hammerhead B.V., Riverstone V CIOC LP, Riverstone V Investment Management Coöperatief U.A., R5 HHR FS Holdings LLC and Decarbonization Plus Acquisition Sponsor IV LLC (collectively "Riverstone") have entered into voting agreements (collectively, the "Voting Agreements") pursuant to which such Persons have agreed, among other things, to vote their Company Shares in favour of the Arrangement Resolution or insofar as such Incentive Award Holders, consent to the Arrangement.

(D) Concurrently with the execution of this Agreement, the Purchaser has also entered into area of exclusion, non-competition and confidentiality Agreements with each of the executive officers of the Company.

NOW THEREFORE in consideration of the foregoing premises, the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement the following words and expressions have the following meanings:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9.

"Acquisition Proposal" means any bona fide offer, proposal, expression of interest or inquiry from any Person, or group of Persons "acting jointly or in concert" (within the meaning of National Instrument 62-104 - Takeover Bids and Issuer Bids) (other than the Purchaser or any Affiliate of the Purchaser) made after the date of this Agreement) relating to any one or more of the following:

(a) any direct or indirect sale or disposition (or lease, licence, royalty agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect), in a single transaction or a series of related transactions, of:

(i) assets of the Company or any of its Subsidiaries that individually or in the aggregate constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or which contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries (in each case determined based upon the most recent Company Annual Financial Statements); or

(ii) 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries;

(b) any direct or indirect take-over bid, tender offer, exchange offer, plan of arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or winding up or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries; or

(c) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries the completion of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

provided that solely for purposes of section 8.1(a)(iii)(B), "Acquisition Proposal" does not include any transaction or series of transactions (a) solely among  the Company  and  one  or  more  of  its  Subsidiaries  or  among  such  Subsidiaries, or (B) solely among  Riverstone and the Company  and/or  one  or  more  of  the Company's  Subsidiaries where Riverstone does not materially increase its direct or indirect beneficially ownership of securities of the Company.

"Affiliate" of any Person means any other Person who, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and for these purposes:

(a) a body corporate is controlled by one or more Persons if (i) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person or Persons, and (ii) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate;

(b) an association, partnership or other organization is controlled by one or more Persons if (i) more than 50% of the partnership or other ownership interests, however designated, into which the association, partnership or other organization is divided are beneficially owned by the Person or Persons, and (ii) the Person or Persons are able to direct the business and affairs of the association, partnership or other organization or the appointment of its management;

(c) a body corporate, association, partnership or other organization is controlled by one or more Persons if the Person or Persons have, directly or indirectly, control in fact of the body corporate, association, partnership or other organization; and

(d) a body corporate, association, partnership or other organization that controls another body corporate, association, partnership or other organization is deemed to control any body corporate, association, partnership or other organization that is controlled or deemed to be controlled by the other body corporate, association, partnership or other organization;

and "control", "controlled" and similar expressions have corresponding meanings.

"Agreement" means this arrangement agreement, including the Appendixes attached to it or otherwise forming part of it, all as the same may be amended, restated, replaced or supplemented from time to time; and, except where otherwise specified, the words "Article" and "Section" followed by a number or letter mean and refer to the specified Article or Section of this agreement.

"AML Laws" means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), its associated regulations, the Criminal Code (Canada) and similar Laws in Canada and other jurisdictions.

"Anti-Corruption Laws" means the Corruption of Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977 and similar Laws in Canada and other jurisdictions.

"Anti-Spam Laws" means:

(a) an Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-Television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada), along with the associated regulations;

(b) the Electronic Commerce Protection Regulations;

(c) the Electronic Commerce Protection Regulations (Industry Canada); and

(d) similar Laws in Canada.

"Arrangement" means the arrangement of the Company pursuant to section 193 of the ABCA on the terms and conditions set forth in the Plan of Arrangement, as may be supplemented, modified, amended, or amended and restated from time to time, and not to any particular article, section or other portion thereof.

"Arrangement Resolution" means the resolution of the Company Shareholders approving the Plan of Arrangement to be considered and voted on at the Company Meeting, substantially in the form set out in Appendix B, including any amendments or variations made thereto in accordance with this Agreement or at the discretion of the Court in the Interim Order, provided any amendments made at the direction of the Court in the Interim Order are acceptable to the Company and the Purchaser, each acting reasonably.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Plan of Arrangement required under subsection 193(4.1) of the ABCA to be sent to the Registrar after the Final Order has been granted, to give effect to the Arrangement.

"associate" has the meaning ascribed thereto in the Securities Act (Alberta).

"Authorization" means, with respect to any Person, any Order, permit, approval, consent, waiver, licence, registration, recognition, certification, accreditation or other authorization issued, granted or given by a Governmental Authority having jurisdiction over the Person.

"Breaching Party" has the meaning given to it in Section 4.10.

"Business" means the business of the Company and its Subsidiaries consisting of oil and gas exploration and production in the Province of Alberta and including the Capital Program.

"Business Day" means a day on which commercial banks are open for business in Calgary, Alberta but excludes:

(a) a Saturday, Sunday or any other statutory or civic holiday in Calgary, Alberta; and

(b) any such day on which commercial banks are generally required or authorized to be closed in Calgary, Alberta.

"Capital Program" means the capital program and budget of the Company dated October 13, 2023, a copy of which has been provided to the Purchaser and is attached to the Company Disclosure Letter.

"Cash Consideration" means $15.50.

"Certificate of Arrangement" means the certificate or other proof of filing issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Plan of Arrangement.

"CIBC Fairness Opinion" means the opinion of CIBC World Markets Inc., the financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders.

"Commercial Electronic Message" means a "commercial electronic message" as defined in the Anti-Spam Laws.

"Commissioner" means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition.

"Company Annual Financial Statements" means the consolidated audited financial statements of Hammerhead Resources for the financial years ended December 31, 2022, 2021 and 2020.

"Company Board" means the board of directors of the Company, as constituted from time to time.

"Company Board Recommendation" has the meaning given to it in Section 2.3(c).

"Company Change in Recommendation" has the meaning given to it in Section 7.2(a)(iv)(B)(IV).

"Company Circular" means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Company Shareholders and such other Persons as may be required by the Interim Order or by Law in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

"Company Constating Documents" means the certificates and articles of amalgamation and the by-laws of the Company and all amendments thereto or restatements thereof.

"Company Damages Event" has the meaning given to it in Section 8.2(a).

"Company Disclosure Letter" means the disclosure letter executed by the Company and delivered to the Purchaser concurrently with the execution of this Agreement.

"Company Employee" means any full-time or part-time employee of the Company or any of its Subsidiaries including any such employee on disability (long-term or short-term), workplace safety and insurance, pregnancy, parental or other statutory or approved leave.

"Company Filings" means all documents publicly filed under the profile of the Company on SEDAR Plus, by or on behalf of the Company, since February 24, 2023.

"Company Interests" has the meaning given to it in Section 39 of Appendix C.

"Company Material Adverse Effect" means a Material Adverse Effect in relation to the Company.

"Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held to secure approval of the Arrangement Resolution and for any other purpose as may be set out in the Company Circular.

"Company Option" means an option to purchase Company Shares granted pursuant to the provisions of the Company Option Plan.

"Company Option Plan" means the Share Option Plan of the Company dated effective February 23, 2023 and as amended and restated effective May 1, 2023.

"Company Shareholder" means a registered or beneficial holder of the Company Shares, as the context requires.

"Company Shares" means the Class A common shares in the capital of the Company.

"Company Special Committee" means the special committee of the Company Board appointed for purposes of considering the Arrangement.

"Company Termination Fee" has the meaning given to it in Section 8.2(a).

"Competition Act" means the Competition Act (Canada).

"Competition Act Approval" means, with respect to the transactions contemplated by this Agreement, either:

(a) the Commissioner shall have issued an advance ruling certificate pursuant to section 102 of the Competition Act; or

(b) both:

(i) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated or the obligation to notify and supply information in accordance with Part IX of the Competition Act shall have been waived by the Commissioner under subsection 113 (c) of the Competition Act; and

(ii) the Commissioner shall have advised the Purchaser in writing that he does not, at that time, intend to make an application under Section 92 of the Competition Act (a "No Action Letter") and any terms and conditions of such No Action Letter are acceptable to the Purchaser, acting reasonably.

"Confidentiality Agreement" means the confidentiality agreement dated June 29, 2023 entered into by the Purchaser and the Company.

"Consideration" means the consideration to be paid and received pursuant to the Plan of Arrangement in respect of each Company Share, consisting of the Share Consideration and the Cash Consideration.

"Consideration Shares" means the common shares in the capital of the Purchaser.

"Contracts" means all legally binding agreements, arrangements, understandings, commitments and undertakings (whether written or oral) to which a Person is a party or a beneficiary or pursuant to which any of its property or assets are or may be affected.

"Corporate IT" has the meaning given to it in Section 35 of Appendix C.

"Court" means the Court of King's Bench of Alberta.

"Data Room" means the: (i) electronic data room for the purposes of considering the transactions contemplated by this Agreement established and maintained by CIBC World Markets Inc. on behalf of the Company; and (ii) electronic data room for the purposes of considering the transactions contemplated by this Agreement established and maintained by the Company, to which the Purchaser and its Representatives have been granted access.

"Debt Commitment Letter" means the commitment letter dated the date of this Agreement and entered into by The Bank of Nova Scotia, Royal Bank of Canada and Bank of Montreal, as initial lenders, and the Purchaser, as the borrower, to provide the Debt Financing, and including the related fee letter.

"Debt Financing" means the debt financing contemplated under the Debt Commitment Letter the proceeds of which are intended to be used by the Purchaser to satisfy a portion of the aggregate Cash Consideration payable under the terms of the Plan of Arrangement and to repay the outstanding indebtedness under the Company's credit facilities on the Effective Date.

"Debt Financing Documents" means the definitive documentation with respect to the Debt Financing on the respective terms and conditions (including the "market flex" provisions) contained in the Debt Commitment Letter.

"Debt Financing Parties" means, collectively, the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing.

"Depositary" means Computershare Trust Company of Canada or such other Person that may be appointed by the Purchaser and the Company for the purpose of receiving deposits of certificates or direct registration system advices formerly representing the Company Shares.

"Derivative Contract" means a financial risk management Contract, such as a currency, commodity, interest or equity related instrument, including but not limited to rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, production sales transactions having terms greater than 30 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, but do not include any Marketing and Midstream Agreements.

"Dissent Rights" means the right of a Dissenting Shareholder to dissent in respect of the Arrangement Resolution and to be paid the fair value of the Company Shares granted pursuant to the Interim Order, all in accordance with section 191 of the ABCA (as modified by the Interim Order), the Interim Order and Article 4 of the Plan of Arrangement.

"Dissenting Shareholder" means a registered holder of the Company Shares who validly dissents in respect of the Arrangement Resolution in strict compliance with Section 4.1 of the Plan of Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as at the Effective Time.

"Effective Date" means the date the Arrangement becomes effective under the ABCA.

"Effective Time" means the time on the Effective Date that the Articles of Arrangement are filed in accordance with subsection 193(4.1) of the ABCA.

"Electronic Address" means an "electronic address" as defined in Anti-Spam Laws.

"Employee Material Contracts" has the meaning given to it in Section 55 of Appendix C.

"Employee Obligations" means any obligations or liabilities of the Company or any of its Subsidiaries to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary (which for consultants shall include consulting fees), vacation and current year bonus (excluding for greater certainty pursuant to any Incentive Awards) and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of the Company or any of its Subsidiaries to their respective directors, officers, employees or consultants for severance or termination payments on the change of control of the Company pursuant to any agreements or severance or retention policy, including the Executive Severance.

"Employee Pension Plans" has the meaning given to it in Section 56 of Appendix C.

"Employee Plans" has the meaning given to it in Section 56 of Appendix C.

"Environment" means the natural environment (including soil, land surface or subsurface strata, surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms), and any other environmental medium or natural resource.

"Environmental Laws" means all Laws relating to:

(a) the protection of human health or the Environment, including those relating to pollution, waste, emissions, discharges, or Releases of Hazardous Substances or any other solid, liquid, gas, odour, heat, sound, vibration, or radiation;

(b) the protection and conservation of natural resources, including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic, terrestrial, avian or microbial species and vegetation; and

(c) the manufacture, generation, handling, transport, transfer, labelling, packaging, sale, distribution, import, export, use, processing, treatment, recycling, storage, destruction, or disposal of, or exposure to, Hazardous Substances, including, in each case, any other criminal, civil, equitable, or common law principle concerning any act or omission relating to the Environment or Hazardous Substances.

"Equity Financing" means the "bought deal" equity financing agreed to by the Purchaser substantially concurrently with entering into this Agreement, the net proceeds of which are intended to be used by the Purchaser to satisfy a portion of the aggregate Cash Consideration payable under the terms of the Plan of Arrangement.

"Equity Incentive Award" means an award granted under the Equity Incentive Award Plan and designated as a "Restricted Incentive Award", a "Restricted Share Award", a "Performance Incentive Award" or a "Performance Share Award" in accordance with the terms of, and as defined in, the Equity Incentive Award Plan.

"Equity Incentive Award Plan" means the Equity Incentive Award Plan of the Company dated effective February 23, 2023 and as amended and restated effective May 1, 2023.

"Exchange Approvals" means the approvals of the TSX and the NYSE for the listing of the Consideration Shares, subject to customary conditions.

"Executives" means the executive officers of the Company listed in Section 4.13(a) of the Company Disclosure Letter.

"Executive Severance" means the obligations of the Company or any of its Subsidiaries to the Executives for severance or termination payments on the change of control of the Company pursuant to any agreements or severance or retention policy (excluding for greater certainty pursuant to any Incentive Awards).

"Fairness Opinions" means, collectively, the CIBC Fairness Opinion and the Peters Fairness Opinion.

"FERC" has the meaning given to it in Section 4.15.

"Final Order" means the order of the Court approving the Arrangement pursuant to subsection 193(4) of the ABCA, as such order may be affirmed, amended, or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both the Company and the Purchaser, each acting reasonably.

"Finance Related Parties" has the meaning given to it in Section 4.3(f).

"Financing" has the meaning given to it in Section 4.3(d).

"Governmental Authority" means:

(a) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign;

(b) any subdivision, agency, agent or authority of any of the foregoing; or

(c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, stock exchange, or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing including, for greater certainty, the Securities Regulatory Authorities, the TSX, the NYSE, the NASDAQ and any applicable regional reliability entity, electric system operator, public utilities commission, public service commission or equivalent entity.

"Hammerhead Resources" means Hammerhead Resources Inc., a predecessor entity to HULC.

"Hazardous Substance" means any substance, chemical, mixture or material, whether animate or inanimate, that is or may be harmful or hazardous to human, animal, or plant life, any property, any activity, or to the Environment, and includes anything that is regulated under any Laws as a "contaminant", "source of contaminant", "pollutant", "pesticide", "fuel", "deleterious substance", "toxic substance", "hazardous substance", "controlled substance", "designated substance", "domestic substance", "non-domestic substance", "priority substance", "prohibited substance", "substance subject to notification or consent", "restricted substance", "ozone-depleting substance", "nuclear substance", "hazardous product", "dangerous good", "waste", "hazardous waste", or "hazardous recyclable material".

"HULC" has the meaning given to it in Section 2 of Appendix C.

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board, as incorporated in the CPA Canada Handbook at the relevant time applied on a consistent basis.

"Incentive Awards" means, collectively, the outstanding Company Options, Equity Incentive Awards, Legacy Options, and Legacy RSUs granted under the Company Option Plan, the Equity Incentive Award Plan, the Legacy Share Option Plan and the Legacy RSU Plan, respectively.

"Incentive Award Holder" means a holder of an Incentive Award.

"Incentive Plans" means, collectively, the Equity Incentive Award Plan, the Company Option Plan, the Legacy Share Option Plan and the Legacy RSU Plan.

"Indemnified Persons" has the meaning given to it in Section 9.9.

"Information Technology" means all computer systems, communications systems, software (other than off-the-shelf software) and hardware, whether owned, used or licenced.

"Interim Order" means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Company Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, provided that any such amendment or modification is acceptable to both the Company and the Purchaser, each acting reasonably.

"IP Rights" means:

(a) all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice), and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisions, renewals, reissues, confirmations, counterparts, re-examinations and extensions thereof;

(b) all trademarks, service marks, trade dress, trade names, logos, domain names and corporate names, whether registered or existing at common law;

(c) all registered and unregistered statutory and common law copyrights and industrial designs;

(d) all registrations, applications, divisionals and renewals for any of the foregoing;

(e) all trade secrets, confidential information, ideas, formulae, compositions, know-how, improvements, innovations, discoveries, designs, manufacturing and production processes and techniques;

(f) all other intellectual property rights owned, licenced, controlled or used by a Person, in any and all relevant jurisdictions in the world; and

(g) all rights to sue at Law or in equity, including all causes of action for any past infringement or other impairment of any and all of the foregoing, and including the right to all remedies therefrom, including the right to receive all proceeds and damages, where applicable at Law.

"Key Regulatory Approvals" means, collectively, the Competition Act Approval and the Exchange Approvals.

"Law" means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, code, rule, instrument, regulation, Order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Authority.

"Leased Real Property" has the meaning given to it in Section 32 of Appendix C and expressly excludes the Company Interests.

"Leased Structures" has the meaning given to it in Section 32 of Appendix C.

"Leases" means the leases, offers to lease, subleases, licenses, rights to occupy and any amendments, modifications, renewables, extension and supplements thereto, listed in Section 32 of the Company Disclosure Letter, in respect of the Leased Real Properties, provided however, Leases having an aggregate rental obligation of less than [obligations redacted] over the term may not be listed in Section 32 of the Company Disclosure Letter.

"Legacy CCPC Option" means each option to purchase Company Shares outstanding pursuant to the provisions of the Legacy Share Option Plan that was issued in an exchange governed by subsection 7(1.4) of the Tax Act in exchange for an option that was granted by a corporation that was a Canadian controlled private corporation for the purposes of the Tax Act at the time of grant.

"Legacy Non-CCPC Option" means each option to purchase Company Shares outstanding pursuant to the provisions of the Legacy Share Option Plan that is not a Legacy CCPC Option.

"Legacy Options" means, collectively, the Legacy CCPC Options and the Legacy Non-CCPC Options.

"Legacy RSU" means a unit equivalent in value to a Company Share issued pursuant to the Legacy RSU Plan.

"Legacy RSU Plan" means the Legacy Share Award Plan of the Company dated effective
February 23, 2023.

"Legacy Share Option Plan" means the Legacy Share Option Plan of the Company dated effective February 23, 2023.

"Lien" means:

(a) any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and

(b) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

"Malicious Code" has the meaning given to it in Section 35 of Appendix C.

"Marketing and Midstream Agreements" means each agreement of the Company or any of its Subsidiaries for the processing, compression, treatment, gathering, storage, sequestration, disposal, transportation, purchase, sale or delivery of petroleum, natural gas or sulphur, and/or any substances produced in connection therewith.

"Matching Period" has the meaning given to it in Section 5.4(a).

"Material Adverse Effect" means, in respect of a Party, any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities (contingent or otherwise) of the Party and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstances resulting from or arising in connection with:

(a) any change or development generally affecting the industry in which the Party operates;

(b) any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political, or market conditions or in national or global financial, commodities, capital, currency, securities or credit markets;

(c) any change in Law, IFRS or regulatory accounting or Tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Authority;

(d) any natural disaster or epidemic, pandemic or disease outbreak or worsening thereof;

(e) any action taken (or omitted to be taken) by the Party that is required by this Agreement or upon the written request or with the written consent of the other Party;

(f) any change in the market price or trading volume of any securities of the Party or any credit ratings downgrade or negative outlook or similar event (it being understood that the causes underlying such change in market price, trading volume or credit rating may be taken into account in determining whether a Material Adverse Effect has occurred);

(g) any failure by the Party to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings, cash flows or other financial or operating metrics (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(h) any matter or prospective matter which has been disclosed in the Company Disclosure Letter; or

(i) the execution, announcement or performance of this Agreement or the Plan of Arrangement or the implementation and completion of the Arrangement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Party with any Governmental Authority or any of its current or prospective employees, customers, security holders, financing sources, vendors, distributors, suppliers, counterparties, partners, licensors or lessors;

provided, however, that:

(i) with respect to clauses (a) through to and including (d) above, only to the extent that such matter does not have a materially disproportionate effect on the Party and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Party operates; and

(ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a Material Adverse Effect has occurred.

"Material Authorization" has the meaning given to it in Section 28 of Appendix C.

"Material Contract" means:

(a) any Derivative Contract;

(b) any Marketing and Midstream Agreement other than such agreements that can be terminated on written notice of 30 days or less without a penalty;

(c) any Leases, other than Leases that have a rental obligation of less than $500,000 over their term; and

(d) any other Contract:

(i) involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any oil and gas properties of the Company or any of its Subsidiaries, other than Contracts involving the acquisition or sale of (or option to purchase or sell) oil, gas or sulphur in the Ordinary Course;

(ii) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect;

(iii) relating, directly or indirectly, to any indebtedness for borrowed money, whether secured by any asset or not;

(iv) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money;

(v) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries;

(vi) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of [limit redacted] in any 12 month period;

(vii) that creates an exclusive dealing arrangement or right of first offer or refusal or most favoured nation status;

(viii) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset (including any of the foregoing where the transaction has closed and the Company or any of its Subsidiaries has any existing indemnification, earn-out or other obligations in relation thereto) where the purchase or sale price or agreed value or fair market value of such property or asset exceeds [limit redacted];

(ix) that limits or restricts in any respect:

(A) the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area; or

(B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products;

(x) providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements in which the interest of the Company or any of its Subsidiaries has a fair market value that exceeds [limit redacted];

(xi) which is not terminable by the Company or any of its Subsidiaries, as applicable, upon notice of six months or less and under which the Company or any of its Subsidiaries is obligated to make or expects to receive:

(A) in respect of Contracts with a remaining term of 12 months or more, annual payments in excess of [limit redacted] per annum or [limit redacted] in aggregate over the term of the Contract; or

(B) in respect of Contracts with a remaining term of less than 12 months, payments in excess of [limit redacted] in aggregate over the remaining term of the Contract;

(xii) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union;

(xiii) with any shareholder, director or officer, or other non-arm's length party;

(xiv) that provides for a Take or Pay Obligation;

(xv) that provides for the sale by the Company or any of its Subsidiaries of oil, gas or sulphur which cannot be terminated on written notice of 90 days or less without penalty;

(xvi) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of the Company or any of its Subsidiaries outside of the Ordinary Course or that creates or would create a Lien on any material asset or property of the Company or any of its Subsidiaries;

(xvii) with one or more indigenous counterparties to which the Company and/or any of its Subsidiaries is a party or by which any of them are bound;

(xviii) to which the Company and/or any of its Subsidiaries is a party or by which any of them are bound which relate to the capture, transportation, utilization or sequestration of carbon dioxide; or

(xix) that provide for an amount to be paid by the Company or any of its Subsidiaries as a result of the Arrangement and the transactions contemplated hereby.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"Misrepresentation" has the meaning given to it in the Securities Act (Alberta).

"NASDAQ" means NASDAQ Stock Market LLC.

"Net Debt" means the total indebtedness of the Company and its Subsidiaries, including long term debt, bank debt and working capital deficiency (if applicable), less the unrestricted cash of the Company (determined on a consolidated basis), less the Company's working capital surplus (if applicable) (each as defined in accordance with IFRS) and, for greater certainty, excluding the mark to market value of all of the Company's and its Subsidiaries' Derivative Contracts, any lease liabilities of the Company and any of its Subsidiaries and the Transaction Costs and Employee Obligations.

"NI 14-101" means National Instrument 14-101 - Definitions.

"NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

"No Action Letter" has the meaning given to it in the definition of Competition Act Approval.

"NYSE" means the New York Stock Exchange.

"Order" means any order, writ, judgment, decree, stipulation, determination, award, decision, sanction, ruling, or similar action taken or entered by or with or applied by any Governmental Authority, in each case, whether temporary, preliminary or permanent.

"Ordinary Course" means, with respect to an action taken by a Person, that such action (a) is or has been taken in the ordinary and usual course of the normal day-to-day operations of the Person or its business, as the case may be, and in a manner consistent with the past practices of such Person or its business and (b) would be similar in nature to actions customarily taken in the ordinary and usual course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

"Outside Date" means February 29, 2024 or such other date as may be agreed to by the Parties.

"Parties" means the Company, the Purchaser and any other Person who may become a party to this Agreement.

"Permitted Liens" means:

(a) inchoate or statutory Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due or delinquent, and inchoate or statutory Liens for overdue Taxes the validity of which are being contested in good faith by appropriate Proceedings and for which adequate reserves have been made, provided such contestation effectively postpones enforcement of any such Liens for Taxes;

(b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets; provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by Law;

(c) easements, rights of way, servitudes and similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the use and enjoyment of any real or immovable property;

(d) any Liens, registrations, instruments or encumbrances registered or recorded against title to the Leased Real Property or the lands upon which the Leased Real Property is located;

(e) any conditions, rights, reservations, exceptions, limitations, provisos or restrictions that are contained in any original grants of, titles to, or transfers from the Crown of, any real property or interests therein and exceptions to title under applicable Laws; and

(f) those Liens listed at Section 1.1 of the Company Disclosure Letter.

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate, or other entity, whether or not having legal status.

"Personal Information" means information about an identifiable individual other than such individual's business contact information where such business contact information is collected, used or disclosed for the purposes of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose.

"Peters Fairness Opinion" means the opinion of Peters & Co. Limited, the financial advisor to the Company Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders.

"Plan of Arrangement" means the plan of arrangement of the Company attached hereto at Appendix A as may be supplemented, modified, amended or amended and restated from time to time in accordance with the terms thereof and this Agreement or made at the direction of the Court in the Final Order.

"Post-Completion Transactions" has the meaning given to it in Section 4.15.

"Preferred Shares" means the first preferred shares in the capital of the Company.

"Privacy Laws" means the Personal Information Protection and Electronic Documents Act (Canada) and any similar Laws relating to the collection, use, disclosure or storage of Personal Information including, but not limited to, the Personal Information Protection Act (Alberta) and the Personal Information Protection Act (British Columbia).

"Proceeding" means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination, application or known investigation commenced, brought, conducted or heard by or before any Governmental Authority.

"Purchaser Damages Event" has the meaning given to it in Section 8.1.

"Purchaser Filings" means all documents publicly filed under the profile of the Purchaser on SEDAR Plus, by or on behalf of the Purchaser, since the date of the Purchaser's most recently filed audited financial statements.

"Purchaser Material Adverse Effect" means a Material Adverse Effect in relation to the Purchaser.

"Purchaser Termination Fee" has the meaning given to it in Section 8.1.

"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA.

"Regulatory Approval" means:

(a) any Authorization, consent, waiver, permit, license, certificate, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Authority;

(b) any third party consent required under any of the Authorizations held by the Company or any of its Subsidiaries; or

(c) the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority, in each case in connection with the Arrangement.

"Release" means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment.

"Representative" means, in respect of any Person and, as applicable, any officer, director, trustee, partner, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries.

"Reserves Report" means the independent engineering evaluation of Hammerhead Resources' tight oil, shale gas and natural gas liquids reserves prepared by McDaniel & Associates Consultants Ltd. in accordance with NI 51-101 effective December 31, 2022 and dated March 28, 2023.

"Riverstone" has the meaning given to it in the recitals of this Agreement.

"Sanctioned Person" means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a) owned or controlled directly or indirectly by any Person which is a designated target of Sanctions; or

(b) organized under the laws of any country that is subject to general or country-wide Sanctions, or any Person that is a "designated person", "politically exposed foreign person" or "terrorist group" as described in any Laws relating to Sanctions.

"Sanctions" means any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the Parliament of Canada, the United States Department of the Treasury's Office of Foreign Assets Control, the United States Department of State, the United Nations Security Council, the European Union or any present or future member state thereof, the United Kingdom's His Majesty's Treasury or any other relevant sanctions authority.

"Securities Laws" means, as applicable, the Securities Act (Alberta) or similar statute of each of the Securities Regulatory Authorities and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders.

"Securities Regulatory Authorities" means, as applicable, the securities regulatory authorities listed in "Appendix C" to NI 14-101.

"SEDAR Plus" means the System for Electronic Document Analysis and Retrieval or any system that replaces SEDAR Plus.

"Share Consideration" means 0.5340 of a Consideration Share.

"Subsidiary" means, with respect to any Person, any corporation, partnership, association or other business entity of which:

(a) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof; or

(b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof. For these purposes, a Person or Persons are deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons are allocated a majority of partnership, association or other business entity gains or losses or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal made after the date of this Agreement from a Person or group of Persons (other than the Purchaser) to purchase or otherwise acquire, directly or indirectly, by means of an acquisition, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, not less than all of the outstanding Company Shares (other than Company Shares beneficially owned by the Person or Persons making such Superior Proposal) or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis:

(a) that complies with all Securities Laws;

(b) that did not result from a breach of Article 5 of this Agreement;

(c) that the Company Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, is reasonably capable of being completed at the time and on the terms proposed, without undue delay, relative to the Arrangement, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective Affiliates;

(d) that is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Company Board, acting in good faith;

(e) that is not subject to a due diligence condition or access condition;

(f) that the Company Board determines, in its good-faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their Affiliates, would, if consummated in accordance with its terms, and taking into account the risk of non-completion and other factors deemed relevant by the Company Board, result in a transaction that is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4); and

(g) in respect of which the Company Board determines, in its good-faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their Affiliates, that failing to recommend such Acquisition Proposal to the Company Shareholders and entering into a definitive agreement with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Laws; and

(h) that provides that in the event the Company does not have the financial resources to pay the Purchaser Termination Fee the Person or Persons making such Acquisition Proposal shall advance or otherwise provide the Company the cash required for the Company to pay the Purchaser Termination Fee and that such amount of cash shall be advanced or otherwise provided on or before the date on which such Purchaser Termination Fee becomes payable.

"Take or Pay Obligations" means any obligations (including the future obligations of the Company or any of its Subsidiaries under "take or pay" or similar provisions) of the Company or any of its Subsidiaries: (i) to sell or deliver, as applicable, petroleum  or natural gas or related substances without being entitled in due course to receive and retain full payment therefor at the full price which would otherwise be applicable thereunder; or (ii) with respect to the handling, processing or transportation of petroleum, natural gas or related substances, to pay a fee in connection with particular tangibles or third party owned processing facilities or pipelines that exceeds the actual use by the Company or any of its Subsidiaries of, or services received at, such tangibles, facilities or pipelines.

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.).

"Tax Authority" means the Canada Revenue Agency and any other Governmental Authority having taxing authority and their respective successors, if any.

"Tax Returns" means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in written, electronic or other form) and any amendments, schedules, attachments, supplements, appendices and exhibits thereto, which have been prepared or filed or are required to be prepared or filed in respect of Taxes.

"Taxes" includes:

(a) any taxes, duties, assessments, imposts, fees, withholdings, levies and other charges of any nature imposed by any Tax Authority, including those levied on, or measured by, or referred to as, income, net income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, carbon, emissions, property, occupancy, vacancy, fuel, carbon, environmental, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervailing and anti-dumping and all employment insurance, health insurance and Canada, Québec and other government pension plan and other employer plan premiums, contributions or withholdings and all other taxes and similar governmental charges of any kind imposed by any Tax Authority;

(b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Tax Authority on or in respect of amounts of the type described in clause (a) above or this clause (b); and

(c) any liability for the payment of any amounts of the type described in clause (a) or (b) above by contract, as a result of any express or implied obligation to indemnify any other Person, or as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party.

"Terminating Party" has the meaning given to it in Section 4.10.

"Termination Notice" has the meaning given to it in Section 4.10.

"Transaction Costs" means all transaction costs, including all financial advisory, legal, engineering, audit and insurance costs and expenses, incurred by the Company and any of its Subsidiaries in connection with the Arrangement and the transactions contemplated hereby, but excluding, for greater certainty, any Employee Obligations, Executive Severance and any costs associated with any Post-Completion Transactions.

"Transaction Costs Cap" has the meaning given to it in Section 64 of Appendix C.

"Transaction Personal Information" means Personal Information in the possession, custody or control of the Company or any of its Subsidiaries, including Personal Information about Company Employees, contractors, suppliers, customers, directors, officers, shareholders or other securityholders that is or will be:

(a) disclosed to the Purchaser prior to the Effective Time by the Company; or

(b) collected by the Purchaser prior to the Effective Time from the Company, in either case in connection with the Arrangement.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934.

"U.S. Securities Act" means the United States Securities Act of 1933.

"U.S. Securities Laws" means the U.S. Securities Act, the U.S. Exchange Act, and any applicable securities, "blue sky" or other similar laws of any state of the United States of America.

"U.S. Tax Code" means the United States Internal Revenue Code of 1986.

"Voting Agreements" has the meaning given to it in the recitals of this Agreement, and "Voting Agreement" means any one of them.

1.2 Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, words importing the singular number only (including defined terms) include the plural and vice versa and words importing a gender include all genders and, in each case, the rest of any sentence including such words is to be construed as if the necessary grammatical changes had been made.

1.3 Certain Phrases and Calculation of Time

(a) In this Agreement:

(i) the words "including" and "includes" mean "including (or includes) without limitation"; and

(ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding". If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(b) When calculating the period of time "within" which or "following" which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(c) Without limiting the generality of the foregoing, whenever payments are to be made or an action taken on a day which is not a Business Day, such payment will be made or such action taken on the next Business Day.

1.4 Other Terms

In this Agreement:

(a) the phrases "the aggregate of", "the total of" and "the sum of" and phrases of similar meaning mean "the aggregate (or total or sum), without duplication, of";

(b) the words "hereof", "herein", "hereunder" and "hereto" and similar expressions refer to this Agreement as a whole;

(c) the word "or" is not exclusive;

(d) the words "delivered", "made available" and "furnished" and similar expressions mean that the information, document or materials referred to have been physically or electronically delivered to the relevant Parties; and

(e) the words "executed" and "signed" include electronic signatures and execution thereby, and an electronic signature shall have the same legal effect, and be as valid and enforceable, as a manually executed signature.

1.5 Headings, etc.

The inclusion of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect or be used in the construction or interpretation of this Agreement.

1.6 Currency

All monetary amounts in this Agreement, unless otherwise specified, are stated in Canadian currency.

1.7 Knowledge

In this Agreement, references to "to the knowledge of" means the actual knowledge of the Executive Officers of the Purchaser or the Company, as the case may be, after reasonable inquiry. For purposes of this Section 1.7, "Executive Officers" means (a) in the case of the Purchaser, the Purchaser's [positions redacted], and (b) in the case of the Company, the Company's [positions redacted].

1.8 Statutory References

Except as otherwise specifically provided in this Agreement, any reference to a statute in this Agreement refers to that statute and the rules, regulations and ministerial orders made under that statute and in effect on the date of this Agreement and on the Effective Date, as the same may, from time to time, be amended, re-enacted or replaced on or prior to the Effective Date.

1.9 No Presumption

The Parties and their counsel have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Agreement.

1.10 Governing Law and Forum

(a) This Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(b) The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of Alberta in any Proceeding arising out of, or relating to, this Agreement. Each of the Parties waives objection to the venue of any Proceeding in such court or any argument that such court provides an inconvenient forum.

ARTICLE 2
THE ARRANGEMENT

2.1 The Arrangement

The Arrangement shall be implemented in accordance with and subject to the terms and on the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Interim Order

As soon as is practicable following the execution of this Agreement and, in any event in sufficient time to hold the Company Meeting in accordance with Section 2.3, the Company shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, for the Interim Order, which must provide, among other things:

(a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting, and for the manner in which such notice is to be provided;

(b) that the securities of the Company for which holders as at the record date established for the Company Meeting will be entitled to vote on the Arrangement Resolution shall be the holders of the Company Shares (and, if Voting Agreements and consent agreements with respect to the requisite number of Incentive Awards referred to in Section 4.3(a)(ii) are not obtained, the Incentive Award Holders);

(c) that the required level of approval for the Arrangement Resolution shall be: (i) at least 66⅔% of the votes cast on the Arrangement Resolution by Company Shareholders (and, if applicable pursuant to Section 2.2(b), Incentive Award Holders, in such case voting together as a single class), present in person or represented by proxy at the Company Meeting (and that each Company Shareholder is entitled to one vote for each Company Share held and, if applicable, each Incentive Award Holder is entitled to one vote for each Incentive Award held); and (ii) by a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders (and, if applicable pursuant to Section 2.2(b), Incentive Award Holders, in such case voting together as a single class), present in person or represented by proxy at the Company Meeting (and that each Company Shareholder is entitled to one vote for each Company Share held and, if applicable, each Incentive Award Holder is entitled to one vote for each Incentive Award held) after excluding for this purpose any votes attached to the Company Shares and if applicable, Incentive Awards held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and (iii) in accordance with any of the requirements of the TSX and NASDAQ;

(d) that, in all respects, other than as ordered by the Court, the terms, restrictions and conditions of the Company Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e) for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement, which Dissent Rights must provide that a Company Shareholder's written objection to the Arrangement Resolution must be received by the Company by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Company Meeting;

(f) that the deadline for submission of proxies by Company Shareholders for the Company Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) prior to the Company Meeting;

(g) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h) that each Company Shareholder entitled to receive the Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time and in accordance with the procedures set out in the Interim Order;

(i) that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court;

(j) the record date for the purposes of determining the Company Shareholders entitled to receive notice of and to vote at the Company Meeting in accordance with the Interim Order;

(k) that the record date for Company Shareholders entitled to notice of and to vote at the Company Meeting will not change as a result of any adjournment or postponement of the Company Meeting, unless required by Law or the Court;

(l) that it is the Purchaser's intention to rely upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares pursuant to the Arrangement, based on the Court's approval of the Arrangement; and

(m) for such other matters as a Party may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably, withheld, conditioned or delayed, and subject to the approval of the Court.

2.3 The Company Circular

(a) The Company shall, as promptly as reasonably practicable, prepare and complete, in consultation with the Purchaser, the Company Circular, together with any other documents required by Law in connection with the Company Meeting, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and such documents to be filed with the Securities Regulatory Authorities and sent to each Company Shareholder and each other Person who is entitled to receive the Company Circular and such documents pursuant to the Interim Order or Law, in each case so as to permit the Company Meeting to be held in accordance with Section 2.4.

(b) The Company shall ensure that the Company Circular:

(i) complies with applicable Law and, other than in relation to the information supplied by the Purchaser pursuant to Section 2.3(d), does not contain a Misrepresentation; and

(ii) provides the Company Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Company Meeting.

(c) Without limiting the generality of Section 2.3(b)(ii), the Company Circular must include:

(i) a summary and a copy of each of the Fairness Opinions;

(ii) a statement that the Company Special Committee has received the Peters Fairness Opinion and has, after receiving advice from Peters & Co. Limited and outside legal counsel and having considered all other relevant factors, determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company and has unanimously recommended that the Company Board recommend that the Company Shareholders vote in favour of the Arrangement Resolution;

(iii) a statement that the Company Board has received the CIBC Fairness Opinion and has, after receiving advice from CIBC World Markets Inc. and outside legal counsel and upon the recommendation of the Company Special Committee and having considered all other relevant factors determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company and unanimously recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the "Company Board Recommendation");

(iv) a statement that each director and officer of the Company and Riverstone have entered into a Voting Agreement pursuant to which each such Person has agreed to vote all their Company Shares in favour of the Arrangement Resolution in accordance with the terms of such Voting Agreement; and

(v) a statement that the Purchaser may, on behalf of the management of the Company, directly or through a proxy solicitation services firm of its choice, actively solicit proxies, on behalf of management of the Company, in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement in compliance with Law.

(d) The Purchaser shall provide to the Company in a timely manner all necessary information concerning the Purchaser and the Consideration Shares that is required by Law to be included in the Company Circular or other related documents and ensure that such information does not contain a Misrepresentation. The Purchaser shall use commercially reasonable efforts to obtain any necessary consents from any of its auditors, independent engineers and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(e) The Purchaser shall indemnify and save harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, its Subsidiaries and its and their respective Representatives may be subject to or may suffer, arising directly or indirectly out of or in consequence of:

(i) any Misrepresentation in any information included in the Company Circular that was provided by the Purchaser pursuant to paragraph 2.3(d); and

(ii) any Order made or Proceeding taken by a Securities Regulatory Authority or other Governmental Authority, to the extent based on any Misrepresentation or alleged Misrepresentation in any information relating solely to the Purchaser or the Consideration Shares included in the Company Circular that was provided by the Purchaser pursuant to paragraph 2.3(d).

(f) The Company shall allow the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents and shall give all reasonable consideration to any comments made by Purchaser and its outside legal counsel and agrees that all information relating solely to the Purchaser or the Consideration Shares that is furnished by or on behalf of the Purchaser for inclusion in the Company Circular or other related documents must be in a form and content satisfactory to the Purchaser, acting reasonably. The Company shall provide the Purchaser with final copies of the Company Circular prior to its mailing to the Company Shareholders.

(g) The Company and the Purchaser shall each promptly notify the other if at any time before the Effective Date either of them becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Company and the Purchaser shall each co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and any other Person who is entitled to receipt of same, and, if required by the Court or by Law, file the same with the Securities Regulatory Authorities or any other Governmental Authority.

2.4 Company Meeting

(a) Subject to the receipt of the Interim Order and the terms of this Agreement and the Interim Order, the Company shall:

(i) convene and conduct the Company Meeting (and cause the Arrangement Resolution to be voted on at the Company Meeting) in accordance with the Interim Order, the Company Constating Documents, and Law as soon as reasonably practicable, but in any event not later than December 20, 2023, and not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, except as:

(A) required or permitted under Section 4.10(d) or 5.4(e);

(B) required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled); or

(C) required by Law or a Governmental Authority;

(ii) not propose or submit for consideration at the Company Meeting any business other than the Arrangement without prior written consent of the Purchaser;

(iii) use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, and at the Purchaser's expense, using established proxy solicitation services firms and co-operating with any Persons engaged by the Purchaser to solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution;

(iv) permit the Purchaser to, at its expense, on behalf of the management of the Company, directly or through a proxy solicitation services firm of its choice, actively solicit proxies, on behalf of management of the Company, in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement in compliance with Law;

(v) promptly provide the Purchaser with copies of or access to information regarding the Company Meeting generated by the Company's transfer agent or any proxy solicitation services firm retained by the Company, as reasonably requested from time to time by the Purchaser;

(vi) consult with the Purchaser in fixing the date of the Company Meeting and the record date for the purpose of determining the Persons entitled to receive notice of and vote at the Company Meeting, give notice to the Purchaser of the Company Meeting, and allow the Representatives and outside legal counsel of the Purchaser to attend the Company Meeting;

(vii) promptly advise the Purchaser, at such times as the Purchaser may reasonably request and on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, as to the aggregate tally of proxies (for greater certainty, specifying votes "for" and votes "against" the Arrangement Resolution) received by the Company in respect of the Arrangement Resolution;

(viii) promptly advise the Purchaser of any communication (written or oral) received from, or Proceedings brought by (or, to the knowledge of the Company, threatened by), any Person in opposition to the Arrangement, including any such communication received from a proxy advisory firm recommending or proposing to recommend that Company Shareholders vote against the Arrangement Resolution, any written notice of dissent or purported exercise of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company and, subject to Law, provide the Purchaser with a reasonable opportunity to review and comment upon any written communication sent by or on behalf of the Company to any such Person and to participate in any discussions or negotiations with or including any such Person;

(ix) not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of the Purchaser, which consent may be withheld for any or no reason;

(x) not, without the prior written consent of the Purchaser, change the record date for the purpose of determining the Persons entitled to receive notice of and to vote at the Company Meeting (including in connection with any adjournment or postponement of the Company Meeting) unless required by the Court or Law, provided that no such change will result in the Company Meeting being held later than five Business Days prior to the Outside Date; and

(xi) at the reasonable request of the Purchaser from time to time, provide the Purchaser with a list of the:

(A) registered Company Shareholders, together with their addresses and respective holdings of the Company Shares;

(B) names, addresses and holdings of all Persons owning securities that entitle the holder to subscribe for or otherwise acquire Company Shares; and

(C) participants and book-based nominee registrants, such as CDS & Co., CEDE & Co. and The Depository Trust Company, and non-objecting beneficial owners of the Company Shares, together with their addresses and respective holdings of the Company Shares, all as of a date that is as close as reasonably practicable to the date of delivery of such lists, and shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of the Company Shareholders and lists of securities positions and other assistance as the Purchaser may reasonably request.

2.5 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order, as soon as reasonably practicable and, in any event, within two Business Days following the date of approval of the Arrangement Resolution at the Company Meeting.

2.6 Court Proceedings

In connection with all Proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a) diligently pursue, and co-operate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b) provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with, or submitted to, the Court or the Registrar in connection with the Arrangement and give reasonable consideration to all such comments of the Purchaser and its outside legal counsel; provided that, all information relating to the Purchaser included in such materials shall be in a form and substance satisfactory to the Purchaser, acting reasonably;

(c) provide to the Purchaser and its outside legal counsel, on a timely basis, copies of any notice of appearance, evidence or other documents served on the Company or its outside legal counsel in respect of the application for the Interim Order or the Final Order, or any appeal from them and any notice, written or oral, indicating the intention of any Person to oppose the granting of, or appeal, the Interim Order or the Final Order;

(d) ensure that all material filed with the Court in connection with the Arrangement is consistent in all respects with the terms of this Agreement and the Plan of Arrangement;

(e) not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the prior written consent of the Purchaser; such consent not to be unreasonably withheld; provided that, the Purchaser shall not be required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the obligations of the Purchaser, or diminishes or limits the rights of the Purchaser as may be set forth in any such filed or served materials or under this Agreement, the Arrangement, the Plan of Arrangement or the Voting Agreements;

(f) oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement;

(g) return to Court with respect to the Final Order, if required by the terms of the Final Order or by Law to do so, only after notice to, and in consultation and co-operation with, the Purchaser; and

(h) permit outside legal counsel to the Purchaser to make such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that, the Purchaser advises the Company of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement.

2.7 Articles of Arrangement and Effective Date

(a) The Company shall file the Articles of Arrangement with the Registrar no later than the third Business Day after the satisfaction or waiver, by the applicable Party in whose favour the condition is stipulated, of the conditions contained in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions) or such other date as the parties may agree in writing; provided that if on the date the Company would otherwise be required to file the Articles of Arrangement pursuant to this Section 2.7(a), a Party has delivered a Termination Notice pursuant to Section 4.10(c), the Company shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of covenants, representations and warranties or other matters specified in the Termination Notice. The Arrangement shall be effective at the Effective Time and will have all of the effects provided by applicable Law.

(b) The closing of the Arrangement will take place electronically, or at such other location as may be agreed upon by the Parties.

2.8 Payment of Consideration

The Purchaser shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar deposit, or cause to be deposited, with the Depositary sufficient funds to be held in escrow and an irrevocable direction for the issuance of a sufficient number of Consideration Shares as necessary to satisfy the aggregate Consideration to the Company Shareholders and Incentive Award Holders as provided for in the Plan of Arrangement (other than with respect to the Company Shareholders exercising Dissent Rights).

2.9 Treatment of Incentive Awards

(a) Notwithstanding the terms of any of the Incentive Plans, any resolutions of the Company Board or any agreement, certificate or other instrument granting or confirming the grant of any Incentive Awards, each Incentive Award (whether vested or unvested) which has not been exercised or surrendered prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the holder of such Incentive Award, fully and unconditionally vested and exercisable, and shall be exercised or surrendered in accordance with the Plan of Arrangement.

(b) No deduction will be claimed by the Company or any Person not dealing at arm's length with the Company in respect of any amounts payable to the holder of an Incentive Award that is subject to section 7 of the Tax Act and the Company will, and the Purchaser will cause the Company to, elect in the prescribed form, and do all such things as required to make the election, under subsection 110(1.1) of the Tax Act that neither the Company, nor any person who does not deal at arm's length with Company, will deduct, in computing income for the purposes of the Tax Act, any amount in respect of any such consideration payable to a holder of an Incentive Award that is subject to section 7 of the Tax Act as contemplated by this Agreement and the Plan of Arrangement. The Company will, and the Purchaser will cause the Company to, provide such holders of Incentive Awards with evidence in writing of such election under subsection 110(1.1) of the Tax Act.

(c) The Incentive Plans and the Incentive Awards shall be terminated in accordance with the Plan of Arrangement.

2.10 U.S. Securities Laws

The Arrangement will be carried out with the intention, and the Parties will use their respective commercially reasonable efforts to ensure, that all Consideration Shares issued to the Company Shareholders or Incentive Award Holders will be issued and exchanged by the Purchaser upon completion of the Arrangement in reliance on the exemption from the registration requirement of the U.S. Securities Act provided by section 3(a)(10) thereunder, and in compliance with all applicable U.S. Securities Laws. In order to ensure the availability of the exemption under section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court;

(b) prior to the hearing required to issue the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares pursuant to the Arrangement, based on the Court's approval of the Arrangement;

(c) the Interim Order approving the Company Meeting will specify that each Person entitled to receive Consideration Shares issued pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and there shall not be any improper impediments to the appearance by those Persons at the hearing;

(d) the Company Shareholders and Incentive Award Holders will be given adequate and timely notice advising them of their right to attend the hearing of the Court to give approval of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e) the Court will be required to hold a hearing to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to all Persons entitled to receive Consideration Shares issued pursuant to the Arrangement and will be required to approve the fairness of the terms and conditions of the Arrangement to all Persons entitled to receive Consideration Shares issued pursuant to the Arrangement;

(f) the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to all Persons entitled to receive Consideration Shares issued pursuant to the Arrangement; and

(g) the Parties shall request that the Final Order include a statement to substantially the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirement otherwise imposed by that Act, regarding the issuance and distribution of the Consideration Shares, pursuant to the Plan of Arrangement."

2.11 Withholdings

The Purchaser, the Company and the Depositary shall be entitled to deduct and withhold from any amount payable under this Agreement or any amount or consideration payable to any former Company Shareholder or former Incentive Award Holder under the Plan of Arrangement, including from any amount payable to any Dissenting Shareholder or any dividend or other distribution payable pursuant to Section 5.5 of the Plan of Arrangement, as the case may be, such amounts as the Purchaser, the Company or the Depositary is required to deduct and withhold in accordance with the Tax Act, the U.S. Tax Code or any other provision of any applicable Law (it being understood and agreed that withholdings under section 116 of the Tax Act should not apply to any Company Shares or Incentive Awards that are not taxable Canadian property or are excluded property for the purposes of the Tax Act). Any such amounts will be deducted and withheld from the amount payable pursuant to this Agreement or the Plan of Arrangement and shall be treated for all purposes as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Purchaser, the Company and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Consideration Shares otherwise issuable to the holder as is necessary to provide sufficient funds to the Purchaser, the Company or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, the Company or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and shall remit to such holder any unapplied balance of the proceeds of such sale (after deducting applicable sale commissions and any other reasonable expenses relating thereto). To the extent that Consideration Shares are so sold or disposed of, such withheld amounts, or such shares so sold or disposed of, shall be treated for all purposes as having been issued to the holder in respect of which such sale or disposition was made, provided that such net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. The Purchaser, the Company and the Depositary shall not be obligated to seek or obtain a minimum price for any of the Consideration Shares sold or disposed of by it, nor shall the Purchaser, the Company or the Depositary be liable for any loss arising out of any such sale or disposition.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company

(a) The Company represents and warrants to the Purchaser as set forth in Appendix C, and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b) If a matter is set out in a particular section of the Company Disclosure Letter as qualifying a particular representation or warranty, it will be considered to have been sufficiently disclosed for each other representation or warranty only if it is reasonably apparent that it would also qualify such other representation or warranty.  Nothing set out in the Company Disclosure Letter establishes a standard of materiality.

(c) Except for the representations and warranties set forth in Appendix C, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company.

(d) The representations and warranties of the Company set forth in Appendix C shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.2 Representations and Warranties of the Purchaser

(a) The Purchaser represents and warrants to the Company as set forth in Appendix D, and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b) Except for the representations and warranties set forth in Appendix D, neither the Purchaser nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

(c) The representations and warranties of the Purchaser set forth in Appendix D shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
COVENANTS

4.1 Conduct of Business of the Company

(a) Nothing in this Agreement shall result in the Purchaser exercising material influence over the business or operations of the Company or its Subsidiaries prior to the Effective Date. For greater certainty, prior to the Effective Date, the Company will exercise, consistent with the terms of this Agreement, complete control and supervision over its and its Subsidiaries' business and operations.

(b) During the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated, except:

(i) with the express written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed);

(ii) as required or permitted by this Agreement;

(iii) as may be required by Law or a Governmental Authority; or

(iv) as set out in the Company Disclosure Letter;

the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and the Company shall use commercially reasonable efforts to (A) maintain and preserve its and each of its Subsidiaries' business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other Persons with which the Company or any of its Subsidiaries has business relations, and (B) execute and adhere to its Capital Program, except to the extent that any failure to execute and adhere to its Capital Program is de minimis in nature.

(c) Without limiting the generality of Section 4.1(b), during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated, except:

(i) with the express written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed);

(ii) as required or permitted by this Agreement; or

(iii) as may be required by Law or a Governmental Authority;

the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(A) amend: (I) the Company Constating Documents, or (II) the articles of incorporation, articles of amalgamation, by-laws or other constating documents of any of its Subsidiaries that is a corporation;

(B) split, combine, reclassify or amend the terms of any securities of the Company or of any of its Subsidiaries;

(C) make, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property (or any combination of the foregoing) on any class of securities of the Company or of any of its Subsidiaries (other than dividends or distributions solely among or between the Company and its Subsidiaries);

(D) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of the Company or any of its Subsidiaries;

(E) enter into any Contract with respect to the voting rights of any Company Shares;

(F) issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any, securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into securities of the Company or any of its Subsidiaries, other than pursuant to the exercise of Equity Incentive Awards that are outstanding as of the date of this Agreement in accordance with their terms;

(G) acquire any Person, business, line of business (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, or make any investment in a Person, directly or indirectly, in one transaction or a series of related transactions, either by purchase of shares or securities, contributions of capital, loan or advance, property transfer or purchase of any property or assets of any Person, except in accordance with the Capital Program;

(H) grant or commit to grant an exclusive license or otherwise transfer any IP Rights of the Company or any of its Subsidiaries;

(I) sell, assign, transfer, lease, exclusively license, abandon or permit to lapse, transfer or otherwise dispose of any IP Rights of the Company or any of its Subsidiaries, other than the expiration of any IP Right at the end of its statutory term;

(J) reorganize, restructure, recapitalize, amalgamate or merge the Company or any of its Subsidiaries;

(K) reduce the stated capital of any class or series of the shares of the Company or any of its Subsidiaries;

(L) adopt a plan of liquidation or pass resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(M) enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture or partnership;

(N) enter into any agreement or arrangement that limits or otherwise restricts in any respect the Company or any successor thereto, or that would, after the Effective Time, limit or restrict in any respect the Company or any of its Subsidiaries from competing in any manner;

(O) enter into any "related party transaction" within the meaning of MI 61-101, including those exempted from the formal valuation and/or minority approval requirements thereunder;

(P) make any capital expenditure or commitment to do so which individually or in the aggregate exceeds the amount set forth in the Capital Program by an amount greater than [amount redacted];

(Q) other than as disclosed in the Company Disclosure Letter, (I) take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Taxes, (II) make any Tax election (excluding elections made in the Ordinary Course of preparing and filing Tax Returns) or designation, (III) settle or compromise (or offer to settle or compromise) any Tax claim, assessment, reassessment, liability or claim for indemnification with respect to Taxes, (IV) amend any Tax Return, (V) enter into any agreement with a Governmental Authority with respect to Taxes, (VI) enter into or change any Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement, (VII) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, (VIII) consent to the extension or waiver of the limitation period applicable to any Tax matter, (IX) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes, (X) enter into any "reportable transaction" or "notifiable transaction" (within the meaning of subsections 237.3(1) and 237.4(1) of the Tax Act, respectively), (XI) enter into, or voluntarily approach a Tax Authority for the purpose of entering into, a "voluntary disclosure" agreement with a Tax Authority, or (XII) make any "investment" (within the meaning of subsection 212.3(10) of the Tax Act) in a corporation that is not resident in Canada (within the meaning of the Tax Act);

(R) take any action or fail to take any action that would, or would reasonably be expected to in the aggregate (I) cause the Tax attributes or assets of the Company or any of its Subsidiaries or the amount of Tax loss carry-forwards of the Company or any of its Subsidiaries to materially and adversely change from what is reflected in the Company Disclosure Letter, or (b) render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor of the Company;

(S) (I) enter into any non-arm's length (as such term is used for the purpose of the Tax Act) agreement; (II) amend or agree to amend the terms of any existing non-arm's length agreement; or (III) make any payment with respect to or in connection with a non-arm's length agreement; in each case except as required thereby or pursuant to the terms hereof or waivers of payments that may become due upon a change of control;

(T) prepay any long-term indebtedness before its scheduled maturity other than repayments of indebtedness in the Ordinary Course; provided that, no breakage or other costs or penalties are payable in connection with any such prepayment;

(U) incur any additional Transaction Costs and Executive Severance such that the aggregate amount of the Transaction Costs and Executive Severance would, as of the Effective Date, exceed the amount disclosed in Section 64 of the Company Disclosure Letter;

(V) enter into, amend, modify, terminate or cancel any Derivative Contract or similar financial instruments or arrangements;

(W) incur any obligation to make any bonus or profit sharing distribution, other than bonus obligations and bonus payments for 2023 not exceeding the amount set forth in the Company Disclosure Letter and paid to the officers and other employees of the Company in accordance with the Company Disclosure Letter;

(X) hire or terminate (other than for cause) the employment of any Company Employee at the executive officer level or higher or promote any Company Employee to such level;

(Y) (I) increase any severance, change of control or termination pay to (or amend any existing arrangement in relation thereto with) any Company Employee or any director of the Company or any of its Subsidiaries from the amount sets forth in Section 56 of the Company Disclosure Letter, (II) increase compensation (including wages, salary and fees), retention or incentive compensation or other benefits payable to any Company Employee, director of the Company or any of its Subsidiaries, independent contractor or consultant, (III) make any bonus payment or comparable payment to any Company Employee, director of the Company or any of its Subsidiaries, independent contractor or consultant, (IV) loan or advance money or other property to any Company Employee or any director of the Company or any of its Subsidiaries, other than bonus payments for the 2023 year, which will not exceed the aggregate amount set forth in the Company Disclosure Letter and shall be paid to the officers and other employees of the Company in accordance with the Company Disclosure Letter, (V) establish, adopt, enter into, amend, modify or terminate any Employee Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence on the date hereof) or increase or accelerate the timing of any funding obligation, funding contribution or payment of any compensation or benefits under any Employee Plan, or (VI) hire, retain, engage or terminate (for any reason), or enter into any employment, deferred compensation, severance or termination or other similar agreement (or amend any such existing agreement) with any Company Employee, director of the Company or any of its Subsidiaries, independent contractor or consultant;

(Z) enter into any union recognition agreement, collective agreement or similar agreement with any trade union or representative body;

(AA) make any change in the Company's methods of accounting, except as required by concurrent changes in IFRS;

(BB) commence, waive, release, assign, settle or compromise any Proceeding, or pay administrative fines, in excess of an amount of [amount redacted] individually or [amount redacted] in the aggregate, or which would reasonably be expected to prevent, delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by this Agreement;

(CC) fail to timely comply with any Material Contract in any material respect, amend or modify in any respect or terminate or waive any right under any Material Contract, or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(DD) amend or modify in any respect or terminate or waive any right under any Employee Material Contract, other than as set forth in Section 56 of the Company Disclosure Letter, or enter into any contract or agreement that would be an Employee Material Contract if in effect on the date hereof;

(EE) vary the payment or collection practices of the Company or any of its Subsidiaries in any respect from past practices, offer to discount the amount of any material account receivable, materially delay the payment of any account payable or extend any incentive (whether to an account debtor, an account creditor or any Company Employee or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof;

(FF) amend, modify, terminate, cancel or let lapse any insurance (or re-insurance) policy of the Company or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(GG) abandon or fail to diligently pursue any application for any Material Authorization; or

(HH) authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

4.2 Conduct of Business of the Purchaser

During the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated the Purchaser shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course, and the Purchaser shall not, directly or indirectly:

(a) amend its articles of incorporation, articles of amalgamation, by-laws or other constating documents;

(b) split, combine, reclassify or amend the terms of the Consideration Shares;

(c) reorganize, restructure, recapitalize, amalgamate or merge the Purchaser;

(d) reduce the stated capital of the Consideration Shares;

(e) materially change the business of the Purchaser and its Subsidiaries, taken as a whole;

(f) declare, set aside or pay any dividend, distribution or payment (whether in cash, shares or property) in respect of its securities owned by any Person, except regular quarterly dividends to holders of Consideration Shares, in an amount no greater than the Purchaser's most recent quarterly dividend (and for greater certainty, the Purchaser shall not declare or pay any "special dividend" having a record date on or prior to the Effective Date, except for the payment of any "special dividend" declared prior to the date hereof);

(g) except for purchases of Consideration Shares for cancellation pursuant to the Purchaser's normal course issuer bid, redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any of the Consideration Shares, other than redemptions or repurchases of the Consideration Shares in connection with the administration of equity or employee incentive plans;

(h) adopt a plan of liquidation or pass resolutions providing for the liquidation or dissolution of the Purchaser;

(i) acquire any Person, business, line of business (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, or make any investment in a Person, directly or indirectly, in one transaction or a series of related transactions, either by purchase of shares or securities, contributions of capital, loan or advance, property transfer or purchase of any property or assets of any Person, if such acquisition would be a "material change" in respect of the Purchaser for purposes of Securities Laws or would reasonably be expected to (i) require an amendment or supplement to the Company Circular, (ii) require additional submissions or information provided in connection with the Competition Act Approval, or (iii) prevent or materially delay the consummation of the transactions contemplated by this Agreement; or

(j) authorize, agree, resolve or otherwise commit to do any of the foregoing.

4.3 Covenants of the Company Regarding the Arrangement

(a) Other than in connection with the Regulatory Approvals, which shall be governed by the provisions of Sections 4.5, 4.6 and 4.7, the Company shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by the Company under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(i) use commercially reasonable efforts to satisfy all conditions precedent in this Agreement, and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or any of its Subsidiaries with respect to this Agreement, the Plan of Arrangement or the Arrangement;

(ii) use commercially reasonable efforts to deliver to the Purchaser prior to the application for the Interim Order, agreements consenting to the Arrangement (in a form agreed to by each of the Company and the Purchaser, each acting reasonably) executed by Incentive Award Holders (other than those who have executed Voting Agreements) holding, together with the directors and officers who have entered into Voting Agreements not less than two-thirds of the issued and outstanding: (A) Equity Incentive Awards designated as "Restricted Incentive Awards"; (B) Legacy Options; and (C) Legacy RSUs;

(iii) assist the Purchaser as reasonably requested in obtaining approval of the TSX and the NASDAQ to the de-listing of the Company Shares as soon as reasonably practicable following the Effective Date;

(iv) effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Company or any of its Subsidiaries relating to the Arrangement;

(v) upon reasonable consultation with the Purchaser, appeal, oppose, and use commercially reasonable efforts to lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated under this Agreement; provided that, the Company shall not and none of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed;

(vi) not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, or delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by this Agreement; and

(vii) use commercially reasonable efforts to assist the Purchaser in obtaining the resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Company Board and each member of the board of directors of each of the Company's Subsidiaries.

(b) The Company shall promptly (but in no event later than the third Business Day following any of the events described below) notify the Purchaser in writing as provided for in Section 9.1 of:

(i) any Company Material Adverse Effect or any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement, the Plan of Arrangement or the Arrangement;

(iii) unless prohibited by Law, any notice or other communication from (A) any proxy advisory service in connection with, or (B) any Person objecting to, indicating an intention to oppose or pursuing or threatening to pursue a position adverse to the completion of, the transactions contemplated by this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser), other than in respect of Regulatory Approvals which are governed by Section 4.5; or

(iv) any Proceeding commenced or, to the Company's knowledge, threatened against, relating to or involving, or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated by this Agreement.

(c) The receipt of information by the Purchaser pursuant to Section 4.3(b) or otherwise shall not operate as a waiver or otherwise diminish the scope of or otherwise affect any representation, warranty or covenant of the Company.

(d) Subject to Section 4.3(e), the Company shall use its commercially reasonable efforts, and shall cause its Subsidiaries and its and their Representatives to use their commercially reasonable efforts, to provide such customary and timely co-operation to the Purchaser as the Purchaser may reasonably request in connection with the arrangement, syndication and consummation of the Debt Financing, the Equity Financing, and any alternative debt or equity financing contemplated or otherwise permitted under the terms of the Debt Commitment Letter that may be obtained by the Purchaser to fund the aggregate Cash Consideration payable under the terms of the Plan of Arrangement (collectively with the Debt Financing and the Equity Financing, the "Financing").

(e) The Company, its Subsidiaries and their respective Representatives shall only be required to undertake the actions described in Section 4.3(d); provided that:

(i) such actions are requested on reasonable notice and do not unreasonably interfere with the ongoing business operations of the Company or any of its Subsidiaries;

(ii) the Company shall not be required to provide, or cause any of its Subsidiaries to provide, co-operation that involves any binding commitment or agreement (including the entry into any agreement or the execution of any certificate) by the Company or its Subsidiaries (or commitment or agreement which becomes effective prior to the Effective Time) which is not conditional on the completion of the Arrangement and does not terminate without liability to the Company and its Subsidiaries upon the termination of this Agreement;

(iii) neither the Company nor any of its Subsidiaries shall be required to pay any commitment, consent or other similar fee, incur any material liability or provide or agree to provide any indemnity in connection with any Financing prior to the Effective Time;

(iv) no  employee,  officer  or  director  of the Company, its Subsidiaries or their Representatives shall  be  required  to  take  any  action  which  would  result  in  such  Person  incurring  any  personal  liability  with  respect  to  the  matters  related  to  the Financing;

(v) except to the extent otherwise provided to Purchaser, the Company shall not be required to provide any audited or unaudited financial statements other than the Company Annual Financial Statements and any audited or unaudited financial statements forming part of the Company Filings on or after the date hereof;

(vi) except to the extent otherwise provided to Purchaser, the Company shall not be required to provide any updates to the Company Annual Financial Statements or prepare any pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information or any financial statements or financial information other than the Company Annual Financial Statements, or deliver any legal opinions; and

(vii) the Company shall not be required to disclose any information that is legally privileged.

(f) Notwithstanding anything to the contrary contained in this Agreement, (i) neither the Company nor any of its Affiliates shall have any rights or claims against the Debt Financing Parties, or any of their respective general or limited partners, directors, officers, shareholders, managers, members, employees, agents, representatives, Affiliates, successors or assigns (collectively, the "Finance Related Parties"), in connection with the Debt Financing or in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any Debt Financing Document or the performance thereof or the financings contemplated thereby whether at Law or equity, in contract, in tort or otherwise and (ii) no such Debt Financing Party or Finance Related Party shall have any liability (whether in contract, in tort or otherwise) to the Company or any of its Affiliates, directors, officers, employees, agents, partners, managers, members or shareholders for any obligations or liabilities of any Party or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any Debt Financing Document or the performance thereof or the financings contemplated thereby, whether at Law or equity, in contract, in tort or otherwise. This Section 4.3(f) shall not be amended without the prior written consent of the Debt Financing Parties and the Finance Related Parties.

(g) The Company shall not be required pursuant to Section 4.3(d) to:

(i) take any action or do anything that would:

(A) reduce or modify or otherwise change the consideration to be received by the Company Shareholders under the Arrangement,

(B) impair, impede, delay or prevent the satisfaction of any conditions set forth in Article 6 or the ability of the Company or the Purchaser to consummate, or materially delay the consummation of, the Arrangement;

(C) cause any condition to completion of the Arrangement to fail to be satisfied or otherwise cause any breach of this Agreement;

(D) reasonably be expected to require the Company and its Subsidiaries to take any action that will conflict with or violate, in any material respect, any applicable Laws or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of any benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, any applicable Law, any organizational documents of the Company or its Subsidiaries or any Contract to which the Company or its Subsidiaries is a party or by which any of its properties is bound; or

(E) have a Material Adverse Effect on the Company; or

(ii) except as required to comply with applicable Law, disclose any information that would violate any confidentially obligations of the Company.

(h) If the Arrangement is not completed other than pursuant to Section 7.2(a)(iv)(A), the Purchaser shall: (i) forthwith reimburse the Company for all reasonable and documented out of pocket costs and expenses incurred by the Company in connection with providing such cooperation to the Purchaser pursuant to Section 4.3(d); and (ii) indemnify and save harmless the Company from and against any and all liabilities, claims, demands, losses, costs, damages and expenses suffered or incurred by the Company in connection with any actions by it in connection with or arising directly or indirectly out of the Company providing such cooperation with the Purchaser pursuant to Section 4.3(d) other than in connection with any information supplied by or on behalf of the Company or any of its Subsidiaries (or which relates to the Company or any of its Subsidiaries which is approved in writing by the Company or any of its Subsidiaries) or to the extent resulting from the fraud, gross negligence or wilful misconduct of the Company or any of its Subsidiaries.

(i) Each of the Parties acknowledges and agrees that the planning for and implementation of the Financing by the Purchaser pursuant to Section 4.3(d) shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of a Party hereunder has been breached.

4.4 Covenants of the Purchaser Regarding the Arrangement

(a) Other than in connection with the Regulatory Approvals, which shall be governed by the provisions of Sections 4.5, 4.6 and 4.7, the Purchaser shall perform all obligations required or desirable to be performed by it under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

(i) use commercially reasonable efforts to satisfy all conditions precedent in this Agreement, and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement, the Plan of Arrangement or the Arrangement;

(ii) use commercially reasonable efforts to (A) maintain the listing of the Consideration Shares on the TSX and the NYSE, and (B) obtain approval of the TSX and the NYSE of the issuance of the Consideration Shares and the Arrangement and, prior to the Effective Date, to request that the NASDAQ file a Form 25 with the U.S. Securities and Exchange Commission on or promptly following the Effective Date;

(iii) effect all necessary registrations, filings and submissions of information required by Governmental Authorities from it relating to the Arrangement;

(iv) upon reasonable consultation with the Company, appeal, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated under this Agreement; provided that, the Purchaser shall not consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Company, not to be unreasonably withheld, conditioned or delayed; and

(v) not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, or delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by this Agreement.

(b) The Purchaser shall promptly (but in no event later than the third Business Day following any of the events described below) notify the Company in writing as provided for in Section 9.1 of:

(i) any Purchaser Material Adverse Effect or any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement, the Plan of Arrangement or the Arrangement;

(iii) unless prohibited by Law, any notice or other communication from (A) any proxy advisory service in connection with, or (B) any Person objecting to, indicating an intention to oppose or pursuing or threatening to pursue a position adverse to the completion of, the transactions contemplated by this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company), other than in respect of Regulatory Approvals which are governed by Section 4.5; or

(iv) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated in this Agreement.

(c) The receipt of information by the Company pursuant to Section 4.4(b) or otherwise shall not operate as a waiver or otherwise diminish the scope of or otherwise affect any representation, warranty or covenant of the Purchaser.

4.5 Regulatory Approvals

(a) Other than with respect to the Competition Act Approval, which shall be governed by Section 4.6, as soon as reasonably practicable following the date of this Agreement, the Parties shall prepare and file all necessary documents, registrations, statements, petitions, filings and applications for all necessary Regulatory Approvals and use commercially reasonable efforts to obtain and maintain all such Regulatory Approvals.

(b) Other than with respect to the Competition Act Approval, which shall be governed by Section 4.6, the Party responsible at Law for obtaining a Regulatory Approval shall be the Party to make the filing to obtain such approval (or any remedy or change thereto) but will do so only once each Party hereto has reviewed any filing and has had the opportunity to provide comment on it and any statement in any application that creates an obligation on a Party must have the consent of that Party before it is included in the application.

(c) Subject to any applicable Law, the Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings related to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Authority in respect of the Arrangement, this Agreement or the transactions contemplated hereby and respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Authority in respect of any Regulatory Approval; and shall not make any submissions or filings, participate in any substantive meetings, conversations or correspondence with any Governmental Authority in respect of obtaining the Regulatory Approvals unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Authority, gives the other Party the opportunity to review drafts of any submissions, filings or correspondence (including responses to requests for information and inquiries from any Governmental Authority) and will provide the other Party a reasonable opportunity to comment thereon and consider those comments in good faith, and shall provide each other with all information necessary to support the applications for the Regulatory Approvals, as reasonably required by the Party making the filing; and shall provide the other Party and its outside counsel with final copies of all such material submissions, filings, correspondence, presentations, applications, plans and other material documents submitted to or filed with any Governmental Authority in respect of the Regulatory Approvals.

(d) Notwithstanding any other requirement in this Section 4.5, where a Party (a "Disclosing Party") is required under this Section 4.5 to provide information to another Party (a "Receiving Party") that the Disclosing Party reasonably deems to be confidential or competitively or commercially sensitive information, the Disclosing Party may provide a redacted version removing the confidential or competitively or commercially sensitive information to the Receiving Party; provided that:

(i) the Disclosing Party also provides a complete, non-redacted version to the Receiving Party's outside legal counsel on an external counsel-only basis and the Receiving Party may not request such competitively or commercially sensitive information from its outside legal counsel; and

(ii) nothing in this Agreement requires either Party to share with the other Party or its outside legal counsel any information that relates to the valuation of the transactions contemplated under this Agreement or information relating to possible transactions with other Persons.

(e) Nothing in this Agreement shall require the Purchaser to propose, negotiate, effect or agree to (and neither the Company nor its Subsidiaries may, without the prior written consent of the Purchaser, propose, negotiate, effect or agree to), by consent decree, by consent agreement, hold separate Order or otherwise, the sale, transfer, divestiture, license or other disposition of any assets or businesses of the Purchaser or the Company or any of their respective Subsidiaries or otherwise take any action that prohibits or limits the freedom of action of the Purchaser with respect to, or the ability of the Purchaser to own, retain, control, operate or exercise full rights of ownership with respect to any of the businesses or assets of the Purchaser, the Company or any of their respective Subsidiaries.

4.6 Competition Act Approval

(a) The Purchaser and the Company will co-operate with each other upon and subject to the provisions of Sections 4.5(c) and 4.5(d) and the further provisions of this Section 4.6, and use their  commercially reasonable efforts to obtain the Competition Act Approval and the Purchaser shall, subject to the Company providing such information and assistance as the Purchaser and its counsel may reasonably request, make a submission to the Commissioner requesting the issuance of an advance ruling certificate under section 102 of the Competition Act, or in the alternative, a No Action Letter and a waiver of the obligation to notify and supply information under Part IX of the Competition Act pursuant to section 113(c) of the Competition Act. If mutually agreed by the Parties, the Parties shall each file with the Commissioner notifications under Part IX of the Competition Act as soon as practicable and within ten Business Days of such request.

(b) The Purchaser shall be responsible for and pay the filing fee in respect of the Competition Act Approval.

(c) For greater certainty but without limiting the rights and obligations of the Parties under Sections 4.5(c) and 4.5(d), the Purchaser will determine and direct the efforts to obtain the Competition Act Approval, including leading and providing all communication and strategy relating to such efforts.

4.7 Exchange Approvals

(a) The Purchaser shall use its commercially reasonable efforts to obtain the Exchange Approvals as soon as reasonably practicable.

(b) The Purchaser shall be responsible for and pay all filing fees in connection with obtaining the Exchange Approvals.

(c) For greater certainty, the Purchaser will, acting reasonably, determine and direct, except as prohibited by Law, the efforts to obtain the Exchange Approvals, including leading and providing all communication and strategy relating to such efforts.

4.8 Access to Information/Confidentiality

(a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, in accordance with its terms, subject to Law and the terms of the Confidentiality Agreement, the Company shall and shall cause its Subsidiaries to upon reasonable notice:

(i) give to the Representatives of the Purchaser reasonable access to the offices, properties, officers, books and records (including continuous access to the Data Room) of the Company and its Subsidiaries during normal business hours; and

(ii) furnish to the Purchaser and its Representatives such financial, Tax and operating data and other filings, reports and information as such Persons may reasonably request; and make available to the Purchaser and its Representatives such senior officers and employees of the Company or any of its Subsidiaries as the Purchaser may reasonably request, provided that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company believes, in its reasonable good faith judgment, that doing so would: (i) result in the loss of attorney-client, work product or other privilege; (ii) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any of its Subsidiaries with respect to confidentiality to any third party, or otherwise breach, contravene or violate any such effective Contract to which the Company or any Subsidiary of the Company is a party; or (iii) breach, contravene or violate any applicable Law; provided that the Company shall cause such information, or a summary thereof, to be provided on an anonymized basis.

(b) All information provided under this Section 4.8 that is Confidential Information as defined in the Confidentiality Agreement shall be subject to the terms of the Confidentiality Agreement notwithstanding any termination of this Agreement.

(c) Investigations made by or on behalf of the Purchaser, whether under this Section 4.8 or otherwise, will not waive, diminish the scope of or otherwise affect any representation or warranty made by the Company in this Agreement.

4.9 Public Communications

(a) A Party may not issue any press release or make any other public statement or disclosure with respect to this Agreement, the Plan of Arrangement or the Arrangement without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party must use commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity for the other Party and its outside counsel to review and comment on all such news releases and other disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its outside counsel.

(b) This Section 4.9 is subject to each Party's overriding obligation to make disclosure in accordance with applicable Law and, if such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and, if such prior notice is not permitted by applicable Law, shall give such notice immediately following the making of such disclosure. For the avoidance of doubt, none of the foregoing shall prevent or restrict the Company or the Purchaser from making (i) internal announcements to employees or having discussions with shareholders, financial analysts and other stakeholders, or (ii) public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, in each case, so long as such announcements and discussions are consistent in all material respects with the recent press releases, public disclosures or public statements made by such Person. The Parties acknowledge that the Company will file this Agreement (with such redactions as may be mutually agreed upon between Company and the Purchaser, acting reasonably), and a material change report relating thereto on SEDAR Plus.

4.10 Notice and Cure Provisions

(a) During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the time that this Agreement is terminated, each Party shall promptly notify the other of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i) cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b) Notifications provided under this Section 4.10 will not diminish the scope of the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c) The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to subsection 7.2(a)(iv)(A) and the Company may not elect to exercise its right to terminate this Agreement pursuant to subsection 7.2(a)(iii) unless the Party seeking to terminate this Agreement (the "Terminating Party") has delivered a written notice ("Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of:

(i) the Outside Date; and

(ii) the date that is seven Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date.

(d) If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of:

(i) seven Business Days prior to the Outside Date; and

(ii) the date that is seven Business Days following receipt of such Termination Notice by the Breaching Party.

4.11 Insurance and Indemnification

(a) Prior to the Effective Time, the Company shall obtain, from a reputable third-party insurance carrier with the same or better credit rating as the Company's current insurance carriers with respect to directors' and officers' liability insurance, and fully pay the necessary premium for, customary "tail" policies of directors' and officers' liability insurance providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than six years from and after the Effective Date and with terms and conditions (including retentions and limits of liability) that are no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its wholly-owned Subsidiaries that are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Date; provided that, the cost of such "tail" policies shall not exceed 300% of the annual aggregate premium for the policies currently maintained by the Company and its wholly-owned Subsidiaries and in effect as of the date of this Agreement.

(b) From and after the Effective Time, the Purchaser shall, and shall cause the Company and each of its Subsidiaries to, honour all rights to indemnification or exculpation existing as of the date of this Agreement in favour of present and former officers and directors of the Company and each of its Subsidiaries, to the extent that they are:

(i) included in the Company Constating Documents, the articles and by-laws (or equivalent documents) of any of its Subsidiaries or any written agreements which have been entered into between the Company or any of its Subsidiaries and any of their respective officers and directors as are set forth in the Company Disclosure Letter; or

(ii) provided for by Law,

and acknowledges that such rights shall survive the Effective Time and shall continue in full force and effect in accordance with their terms.

(c) From and after the Effective Time, if the Purchaser or any of its successors or assigns:

(i) consolidates or amalgamates with or merges into another Person; or

(ii) transfers all or substantially all of its properties and assets to any Person,

the Purchaser shall ensure that any resulting entity or assign assumes all of the obligations set forth in this Section 4.11 and acknowledges that such rights shall continue in full force and effect following the Effective Time in accordance with their terms.

4.12 Transaction Personal Information

(a) Each Party shall comply with all applicable Privacy Laws in the course of collecting, disclosing and using Transaction Personal Information. Subject to the foregoing, the Parties may collect, use and disclose Transaction Personal Information for purposes related to determining whether to proceed with the Arrangement or carrying out and completing the Arrangement. Prior to the Effective Time, the Purchaser shall not disclose Transaction Personal Information to any Person other than its Representatives, including its counsel, who are evaluating and advising on the Arrangement.

(b) The Purchaser shall protect and safeguard Transaction Personal Information against unauthorized use or disclosure and shall cause its Representatives to observe the terms of this Section 4.12 and protect and safeguard Transaction Personal Information in their possession. If this Agreement is terminated prior to the Effective Time, the Purchaser shall promptly deliver to the Company, or permanently delete, all Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries and extracts thereof.

(c) Except to the extent permitted or required under applicable Privacy Law, the Purchaser shall not, without the consent of the individuals to whom such Personal Information relates, use or disclose Transaction Personal Information:

(i) for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Time; or

(ii) which does not relate to the carrying on of the business of the Company or its Subsidiaries or to the carrying out of the purposes for which the Arrangement was implemented.

4.13 Employee Matters

(a) [Employee Matters redacted.]

(b) [Employee Matters redacted.]

4.14 Purchaser's Debt Financing for the Arrangement

(a) [Debt Financing matters redacted.]

(b) [Debt Financing matters redacted.]

(c) [Debt Financing matters redacted.]

(d) [Debt Financing matters redacted.]

4.15 Post-Completion Transactions

(a) [Post-Completion Transactions redacted.]

(b) [Post-Completion Transactions redacted.]

(c) [Post-Completion Transactions redacted.]

(d) [Post-Completion Transactions redacted.]

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

5.1 Non-Solicitation

(a) Except as expressly provided in this Article 5, the Company shall not and shall cause its Subsidiaries not to, directly or indirectly, through any Representative of the Company or any of its Subsidiaries, or permit any such Person, to:

(i) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3)) any inquiry, proposal or offer (whether public or otherwise) that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser and its Affiliates) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, the Company may:

(A) advise any Person of the restrictions of this Agreement;

(B) provide a written response (with a copy to the Purchaser) to any Person who submits an Acquisition Proposal solely for the purposes of seeking clarification of the terms of such Acquisition Proposal; or

(C) advise any Person making an Acquisition Proposal that the Company Board has determined that such Acquisition Proposal does not constitute a Superior Proposal;

in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(iii) make a Company Change in Recommendation;

(iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1(a)(iv) provided the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to be held within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting)); or

(v) accept or enter into, or publicly propose to accept or enter into, any agreement or arrangement with any Person in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3).

(b) The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company must:

(i) immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries; and

(ii) promptly request, and exercise all rights it or any of its Subsidiaries have to require:

(A) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person other than the Purchaser, its Affiliates and its and their respective Representatives; and

(B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries,

in each case, to the extent that such information has not previously been returned or destroyed and using commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c) The Company covenants and agrees:

(i) that the Company shall promptly and fully enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which the Company or any of its Subsidiaries is a party; and

(ii) not to release, and cause its Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting the Company or any of its Subsidiaries under any confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or covenant to which the Company or any of its Subsidiaries is a party, without the prior written consent of the Purchaser (which may be withheld or delayed in the sole and absolute discretion of the Purchaser), it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(c).

5.2 Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with such inquiry, proposal or offer (including information, access or disclosure relating to the properties, facilities, books and records of the Company or any its Subsidiaries), the Company shall:

(a) promptly notify the Purchaser, at first orally, and then as soon as practicable, but in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, offer or request, including a description of its terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, offer or request and copies of all documents and written or electronic communications or other materials received in respect of such Acquisition Proposal; and

(b) keep the Purchaser fully informed of the status of all developments and, to the extent permitted by Section 5.3, discussions and negotiations with respect to any Acquisition Proposal, inquiry, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, offer or request.

5.3 Responding to an Acquisition Proposal

Notwithstanding Section 5.1, or any other agreement between the Parties or between the Company and any other Person, if at any time prior to the approval of the Arrangement Resolution, the Company receives an unsolicited Acquisition Proposal not resulting from a breach of this Article 5, the Company may:

(a) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal; and

(b) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books and records of the Company or any of its Subsidiaries to such Person, if and only if:

(i) the Company has notified the Purchaser in accordance with Section 5.2;

(ii) the Company Board first determines in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(iii) such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with the Company or any of its Subsidiaries;

(iv) the Company has been, and continues to be, in compliance with its obligations under this Article 5; and

(v) before providing any such copies, access or disclosure, the Company:

(A) has entered into a confidentiality and standstill agreement with such Person that contains a customary standstill provision and that is otherwise on terms that are no less favourable to the Company than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have been or shall be promptly provided to the Purchaser; and

(B) has provided the Purchaser with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(b)(v)(A).

5.4 Right to Match

(a) If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution, the Company Board may authorize the Company to enter into a definitive agreement with respect to such Superior Proposal or may make a Company Change in Recommendation, if and only if:

(i) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with the Company or any of its Subsidiaries;

(ii) the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(iii) the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention to enter into a definitive agreement with respect to such Superior Proposal or make a Company Change in Recommendation, including a notice as to the value in financial terms that the Company Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (a "Superior Proposal Notice");

(iv) the Company or its Representatives have provided to the Purchaser a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials (including any financing documents, subject to customary confidentiality provisions with respect to fee letters or similar information) provided to the Company in connection therewith;

(v) at least five full Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy from the Company of the definitive agreement and all of the materials referred to in Section 5.4(a)(iv);

(vi) during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii) after the Matching Period, the Company Board:

(A) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement (and, if applicable, as proposed to be amended by the Purchaser under Section 5.4(b)); and

(B) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Company Board to recommend that the Company enter into a definitive agreement or to make a Company Change in Recommendation with respect to such Superior Proposal would be inconsistent with the Company Board's fiduciary duties.

(b) During the Matching Period, or such longer period as the Company may approve in its sole discretion and in writing for such purpose:

(i) the Purchaser shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Arrangement;

(ii) the Company Board shall, in good faith and in consultation with its outside legal counsel and financial advisors, review any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously determined to constitute a Superior Proposal ceasing to be a Superior Proposal; and

(iii) the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms.

If, as a consequence of the foregoing, the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser and shall take or cause to be taken all such actions as are necessary to give effect to the foregoing.

(c) Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for purposes of this Section 5.4, and to the extent such new Acquisition Proposal is determined to be a Superior Proposal, the Purchaser shall be afforded a new Matching Period from the later of the date on which the Purchaser received a new Superior Proposal Notice and the date on which the Purchaser received from the Company a copy of the definitive agreement and all of the materials referred to in Section 5.4(a)(iv) with respect to each such new Superior Proposal.

(d) The Company Board shall promptly reaffirm the Company Board Recommendation by way of a press release issued by the Company after:

(i) any Acquisition Proposal that the Company Board has determined not to be a Superior Proposal is publicly announced; or

(ii) the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal.

The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to any amendments to such press release requested by the Purchaser or its outside legal counsel.

(e) If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than ten Business Days before the Company Meeting, the Company shall be entitled to, and shall upon request from the Purchaser, postpone the Company Meeting to a date that is not more than ten Business Days after the scheduled date of the Company Meeting, but in any event to a date that is not less than five Business Days prior to the Outside Date.

5.5 Permitted Disclosure

Notwithstanding anything to the contrary set forth in this Article 5, nothing shall prohibit the Company Board from making any disclosure prior to the Effective Time prescribed by applicable Securities Laws in response to an Acquisition Proposal (including by responding to an Acquisition Proposal under a directors' circular under applicable Securities Laws); provided that, the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of such disclosure and shall give reasonable consideration to any comments made by the Purchaser and its outside legal counsel.

5.6 Breach by Subsidiaries and Representatives

Without limiting the generality of this Article 5, (a) the Company shall advise its Subsidiaries and its and their respective Representatives of the prohibitions set out in this Article 5, and (b) any violation of the obligations or restrictions set forth in this Article 5 by the Company, its Subsidiaries and its and their respective Representatives shall be deemed to be a breach thereof by the Company.

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:

(a) the Arrangement Resolution has been approved at the Company Meeting in accordance with the Interim Order;

(b) the Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c) no Law is in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from completing the Arrangement; and

(d) the Key Regulatory Approvals have been received or obtained and have not been revoked.

6.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a) (i) each of the representations and warranties made by the Company and set out in Sections 1 {Incorporation and Corporate Power}, 2 {Incorporation and Corporate Power of Subsidiaries}, 3 {Corporate Authorizations}, and 9 {Execution and Binding Obligation} of Appendix C were true and correct as of the date hereof and are true and correct as of the Effective Date; (ii) the representation and warranty made by the Company and set out in Section 10 {Capitalization} of Appendix C was true and correct as of the date hereof (except for de minimis inaccuracies) and is true and correct as of the Effective Date (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder); (iii) the representations and warranties made by the Company in Sections 38(s) {Taxes}, 63 {Net Debt} and 64 {Executive Severance and Transaction Costs} of Appendix C were true and correct as of the date hereof (except for the representation and warranty in Section 38(s) {Taxes}, the accuracy of which shall be determined as of February 23, 2023 and the representation and warranty in 63 {Net Debt}, the accuracy of which shall be determined as of September 30, 2023); (iv) each of the other representations and warranties made by the Company in this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date) except where the failure or failures of such representations and warranties to be true and correct: (A) in the aggregate would not result or would not reasonably be expected to result in a Company Material Adverse Effect  (and, for this purpose, any reference to "material", "Company Material Adverse Effect" or other concepts of materially in such representations and warranties shall be ignored) or (B) would not, individually or in the aggregate, prevent or materially delay (or, individually or in the aggregate, would reasonably be expected to prevent or materially delay) the consummation of the Arrangement or the Company from performing its material obligations under this Agreement in any material respect; and (v) the Company has delivered to the Purchaser a certificate of two senior officers of the Company (on behalf of the Company without personal liability) certifying the foregoing and dated the Effective Date;

(b) the Company has complied in all material respects with all of the covenants of the Company contained in this Agreement to be complied with by it on or prior to the Effective Time, and the Company has delivered to the Purchaser a certificate of two senior officers of the Company (on behalf of the Company without personal liability) addressed to the Purchaser certifying the foregoing and dated the Effective Date;

(c) no action, suit, Proceeding, objection, claim or opposition affecting the Company or any of its Subsidiaries shall have been threatened or commenced by any Governmental Authority or by any elected or appointed public official in Canada or elsewhere before any court or Governmental Authority, and no applicable Law or Order shall have been proposed, enacted, made, promulgated, issued or amended, which, in either case has had or, if the Arrangement was consummated, would result in a Company Material Adverse Effect or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms;

(d) the aggregate number of the Company Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted Proceedings to exercise Dissent Rights) does not exceed 10% of the aggregate number of the Company Shares outstanding immediately prior to the Effective Time, and the Company has delivered to the Purchaser a certificate of two senior officers of the Company (on behalf of the Company without personal liability) addressed to the Purchaser certifying the foregoing and dated the Effective Date; and

(e) since the date hereof, there has not been a Company Material Adverse Effect, and the Company has delivered to the Purchaser a certificate of two senior officers of the Company (on behalf of the Company without personal liability) addressed to the Purchaser certifying the foregoing and dated the Effective Date.

6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a) (i) each of the representations and warranties made by the Purchaser and set out in Sections 1 {Incorporation and Corporate Power of the Purchaser}, 3 {Corporate Authorizations}, and 6 {Execution and Binding Obligation} of Appendix D were true and correct as of the date hereof and are true and correct as of the Effective Date; (ii) the representation and warranty made by the Purchaser and set out in Section 7 {Capitalization} of Appendix D was true and correct as of the date hereof (except for de minimis inaccuracies) and is true and correct as of the Effective Date (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder); (iii) each of the other representations and warranties made by the Purchaser in this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date) except where the failure or failures of such representations and warranties to be true and correct: (A) in the aggregate would not result or would not reasonably be expected to result in a Purchaser Material Adverse Effect (and, for this purpose, any reference to "material", "Purchaser Material Adverse Effect" or other concepts of materially in such representations and warranties shall be ignored) or (B) would not, individually or in the aggregate, prevent or materially delay (or, individually or in the aggregate, would reasonably be expected to prevent or materially delay) the consummation of the Arrangement or the Purchaser from performing its material obligations under this Agreement in any material respect; and (iv) the Purchaser has delivered to the Company a certificate of two senior officers of the Purchaser addressed to the Company certifying the foregoing and dated the Effective Date;

(b) the Purchaser has complied in all material respects with all of the covenants of the Purchaser contained in this Agreement to be complied with by it on or prior to the Effective Time, and the Purchaser has delivered to the Company a certificate of two senior officers of the Purchaser (on behalf of the Purchaser without personal liability) addressed to the Company certifying the foregoing and dated the Effective Date;

(c) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time) the Purchaser has deposited, or caused to be deposited, with the Depositary, in accordance with Section 2.8 sufficient funds to be held in escrow and an irrevocable direction for the issuance of a sufficient number of Consideration Shares to satisfy payment in full of the Consideration

(d) no action, suit, Proceeding, objection, claim or opposition affecting the Purchaser or any of its Subsidiaries shall have been threatened or commenced by any Governmental Authority or by any elected or appointed public official in Canada or elsewhere before any court or Governmental Authority, and no applicable Law or Order shall have been proposed, enacted, made, promulgated, issued or amended, which, in either case has had or, if the Arrangement was consummated, would result in a Purchaser Material Adverse Effect or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms; and

(e) since the date hereof, there has not been a Purchaser Material Adverse Effect, and the Purchaser has delivered to the Company a certificate of two senior officers of the Purchaser addressed to the Company certifying the foregoing and dated the Effective Date.

6.4 Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar.

ARTICLE 7
TERM AND TERMINATION

7.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and its termination in accordance with this Article 7.

7.2 Termination

(a) This Agreement may be terminated prior to the Effective Time by:

(i) the mutual written agreement of the Parties;

(ii) either the Company or the Purchaser if:

(A) the Arrangement Resolution is not approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order; provided that, a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(A) if the failure to obtain approval of the Arrangement Resolution has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(B) after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement and such Law has, if appealable, become final and non-appealable; provided that, a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(B) if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement, and provided further that the Party seeking to terminate this Agreement pursuant to this Section 7.2(a)(ii)(B) has used commercially reasonable efforts to, as applicable, prevent, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

(C) the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(D) prior to the approval of the Arrangement Resolution, the Company Board accepts, recommends or authorizes the Company to enter into a definitive written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided that the Company may only terminate the Agreement if it is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Purchaser Termination Fee in accordance with Section 8.1;

(iii) the Company if:

(A) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.10; provided that the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied;

(B) there has occurred a Purchaser Material Adverse Effect which is incapable of being cured on or prior to the Outside Date; or

(C) the Purchaser does not provide the Depositary with sufficient funds and an irrevocable direction for the issuance of a sufficient number of Consideration Shares to consummate the Arrangement as required pursuant to Section 2.8; provided that the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied;

(iv) the Purchaser if:

(A) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.10; provided that the Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied, and provided further that the Purchaser's right to terminate this Agreement pursuant to this Section 7.2(a)(iv)(A) shall not apply to the Company's breach of Section 4.3(d);

(B) prior to the approval of the Arrangement Resolution by the Company Shareholders:

(I) the Company Board fails to unanimously recommend or withdraws, amends, modifies or, in a manner adverse to the Purchaser, qualifies, or publicly proposes or states an intention to withdraw, amend, modify or, in a manner adverse to the Purchaser, qualify, the Company Board Recommendation or shall have resolved to do so prior to the Effective Date;

(II) the Company Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner);

(III) the Company Board accepts, approves, endorses, recommends or authorizes the Company or any of its Subsidiaries to execute or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) or publicly announces an intention to do so; or

(IV) the Company Board fails to publicly recommend or reaffirm the Company Board Recommendation by news release within five Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the Business Day prior to the date of the Company Meeting);

(each of the cases set forth in Sections (I), (II), (III) and (IV) of this Section 7.2(a)(iv)(B), being a "Company Change in Recommendation"); or

(C) there has occurred a Company Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

(b) The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall deliver written notice of such termination to the other Party specifying in reasonable detail the basis for such Party's exercise of its termination right.

7.3 Effect of Termination

If this Agreement is terminated pursuant to this Article 7, this Agreement shall become void and of no further force or effect without liability of any Party, except that Sections 4.8(b) and 4.12, Article 8 and Article 9 shall survive, and provided further that no Party shall be relieved of any liability for fraud or any wilful breach by it of this Agreement.

ARTICLE 8
TERMINATION FEE

8.1 Purchaser Termination Fee

(a) If a Purchaser Damages Event occurs, the Company shall pay to, or to the order of, the Purchaser, the Purchaser Termination Fee in accordance with Section 8.1(b). For the purposes of this Agreement, "Purchaser Termination Fee" means $85 million and "Purchaser Damages Event" means the termination of this Agreement:

(i) by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(D) {Superior Proposal}; or

(ii) by the Purchaser, pursuant to Section 7.2(a)(iv)(B) {Company Change in Recommendation}; or

(iii) by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(A) {No Shareholder Approval} or Section 7.2(a)(ii)(C) {Effective Date does not occur prior to Outside Date} (but in the case of a termination by the Company, only if the Purchaser has the right to terminate this Agreement as a result of the Effective Time not occurring by the Outside Date) if:

(A) prior to such termination, an Acquisition Proposal is made or publicly announced by any Person other than the Purchaser or any of its Affiliates, or any Person other than the Purchaser or any of its Affiliates has publicly announced an intention to do so, whether to the Company or any of the Company Shareholders; and

(B) within twelve months following the date of such termination (x) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (y) the Company or any of its Subsidiaries, directly or indirectly, enters into a definitive agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and that Acquisition Proposal is later consummated (whether or not within twelve months following such termination); provided, that, for the purposes of this Section 8.1(a)(iii)(B), the references in the definition of "Acquisition Proposal" to "20% or more" shall be deemed to be references to "50% or more"; or

(iv) by the Purchaser pursuant to Section 7.2(a)(iv)(A) {Breach of the Company Representations, Warranties and Covenants by the Company}, if such termination relates to,

(A) a material breach by the Company of Article 5; or

(B) a breach by the Company of any of its covenants made under this Agreement, other than Article 5, which breach, individually or in the aggregate, causes or would reasonably be expected to: (1) result in a Company Material Adverse Effect; (2) result in the failure to satisfy the condition in Section 6.2(e); or (3) prevent or materially delay the consummation of the Arrangement or the Company from performing its material obligations under this Agreement in any material respect.

(b) Any Purchaser Termination Fee shall be paid by the Company to the Purchaser (or as the Purchaser may direct by notice in writing) as follows, by wire transfer in immediately available funds to an account designated by the Purchaser:

(i) if a Purchaser Damages Event occurs due to a termination of this Agreement described in Section 8.1(a)(i), Section 8.1(a)(ii) or Section 8.1(a)(iv), within two Business Days of the occurrence of such Purchaser Damages Event; or

(ii) if a Purchaser Damages Event occurs due to a termination of this Agreement described in Section 8.1(a)(iii), upon the completion of the Acquisition Proposal referred to in Section 8.1(a)(iii).

(c) Subject to Section 8.1(d), in no event shall the Company be required to pay under this Section 8.1 an amount in excess of the Purchaser Termination Fee or be required to pay the Purchaser Termination Fee more than once.

(d) If this Agreement is terminated (i) by the Purchaser pursuant to Section 7.2(a)(iv)(A) {Breach of the Company Representations, Warranties and Covenants by the Company}, because of the failure of the condition in Section 6.2(a) {Company Representations and Warranties Condition} or (ii) by the Purchaser or the Company pursuant  to  Section 7.2(a)(iii)(C) {Outside Date} and at the time of such termination there exists a state of facts or circumstances that would cause any of the conditions set forth in Section 6.2(a) {Company Representations and Warranties Condition} not to be satisfied, notwithstanding the availability of any cure period, the Company shall pay to the Purchaser (or as the Purchaser may direct by notice in writing) within two Business Days following such termination by wire transfer in immediately available funds to an account designated by the Purchaser an amount equal to $20,000,000 as reimbursement to the Purchaser for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if the Purchaser is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable; and provided, however, that no fees or amounts shall be payable by the Company under this Section 8.1(d) if the Company has paid the Purchaser Termination Fee.

(e) The Company acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the amounts set out in this Section 8.1 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs and out-of-pocket expenses, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. The Purchaser agrees that the payment of an amount pursuant to this Section 8.1, in the manner provided in this Section 8.1, will be in consideration for the disposition of the Purchaser's rights under this Agreement, is the sole remedy of the Purchaser in respect of the event giving rise to such payment; provided that this limitation shall not (i) apply in the event of fraud or wilful or intentional breach of this Agreement by the Company, and (ii) prior to any termination of this Agreement, preclude the Purchaser from seeking injunctive relief to restrain any breach or threatened breach by the Company  of its covenants in this Agreement, or otherwise obtain specific performance of any of such covenants in accordance with Section 9.4.

8.2 Company Termination Fee

(a) If a Company Damages Event occurs, the Purchaser shall pay to, or to the order of, the Company, the Company Termination Fee in accordance with Section 8.2(b). For the purposes of this Agreement, "Company Termination Fee" means $85 million and "Company Damages Event" means the termination of this Agreement by the Company pursuant to: (i) Section 7.2(a)(iii)(A) {Breach of the Purchaser Representations, Warranties and Covenants by the Purchaser} if such termination relates to a breach by the Purchaser of any of its covenants made under this Agreement, which breach, individually or in the aggregate, causes or would reasonably be expected to: (1) result in a Purchaser Material Adverse Effect; (2) result in the failure to satisfy the condition in Section 6.3(e); or (3) prevent or materially delay the consummation of the Arrangement or the Purchaser from performing its material obligations under this Agreement in any material respect; or (ii) Section 7.2(a)(iii)(C) {Failure to Provide Consideration to Depositary}.

(b) Any Company Termination Fee shall be paid by the Purchaser to the Company (or as the Company may direct by notice in writing) within two Business Days of the occurrence of such Company Damages Event by wire transfer in immediately available funds to an account designated by the Company.

(c) Subject to Section 8.2(d), in no event shall the Purchaser be required to pay under this Section 8.2 an amount in excess of the Company Termination Fee or be required to pay the Company Termination Fee more than once.

(d) If this Agreement is terminated (i) by the Company pursuant to Section 7.2(a)(iii)(A) {Breach of the Purchaser Representations, Warranties and Covenants by the Purchaser}, because of the failure of the condition in Section 6.3(a) {Purchaser Representations and Warranties Condition} or (ii) by the Company or the Purchaser  pursuant  to  Section 7.2(a)(ii)(C) {Outside Date} and at the time of such termination there exists a state of facts or circumstances that would cause any of the conditions set forth in Section 6.3(a) {Purchaser Representations and Warranties Condition} not to be satisfied, notwithstanding the availability of any cure period, the Purchaser shall pay to the Company (or as the Company may direct by notice in writing) within two Business Days following such termination by wire transfer in immediately available funds to an account designated by the Company an amount equal to $20,000,000 as reimbursement to the Company for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if the Company  is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable; and provided, however, that no fees or amounts shall be payable by the Company under this Section 8.2(d) if the Purchaser has paid the Company Termination Fee.

(e) The Purchaser acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Company would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs and out-of-pocket expenses, which the Company will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not a penalty. The Purchaser hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. The Company agrees that the payment of an amount pursuant to this Section 8.2, in the manner provided in this Section 8.2, will be in consideration for the disposition of the Company's rights under this Agreement, is the sole remedy of the Company in respect of the event giving rise to such payment; provided that this limitation shall not (i) apply in the event of fraud or wilful or intentional breach of this Agreement by the Purchaser, and (ii) prior to any termination of this Agreement, preclude the Company from seeking injunctive relief to restrain any breach or threatened breach by the Purchaser of its covenants in this Agreement, or otherwise obtain specific performance of any of such covenants in accordance with Section 9.4.

ARTICLE 9
MISCELLANEOUS

9.1 Notices

Any notice, direction, consent or other communications given under this Agreement must be in writing and delivered by courier, by personal delivery or by electronic transmission (including by email) as follows:

(a) To the Purchaser at:

Crescent Point Energy Corp.

2000, 585-8th Avenue SW

Calgary, AB, T2P 1G1

Attention:  [name redacted]

Email: [email address redacted]

with a copy (which does not constitute notice to the Purchaser) to:

Norton Rose Fulbright Canada LLP
Suite 3700, 400-3rd Avenue SW
Calgary, AB, T2P 4H2

Attention:  [name redacted]
Email:  [email address redacted]

(b) To the Company at:

Hammerhead Energy Inc.
Suite 2700, 525-8th Avenue SW
Calgary, AB, T2P 1G1

Attention: [name redacted]

Email: [email address redacted]

with a copy (which does not constitute notice to the Company) to:

Burnet, Duckworth & Palmer LLP
Suite 2400, 525-8th Avenue SW
Calgary, AB, T2P 1G1

Attention: [name redacted] and [name redacted]

Email:  [email address redacted]; [email address redacted]

Any such communication shall be deemed to have been given and received on the day on which it was so delivered or transmitted (if a Business Day, and if not, then the next succeeding Business Day) unless received after 5:00 pm (local time in the place of receipt) in which case it shall be deemed to have been given and received on the next Business Day.

A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

9.2 Entire Agreement

This Agreement, together with the Company Disclosure Letter and Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

9.3 No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

9.4 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance, injunctive relief and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.

9.5 Amendments

Subject to Section 4.3(f), this Agreement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may, subject to the Interim Order, the Final Order and applicable Law, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) modify or waive any inaccuracy of any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c) modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) modify or waive compliance with any mutual conditions contained in this Agreement.

9.6 Waiver

(a) The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or in any way affect the enforceability of this Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision of this Agreement (whether or not similar).

(b) Any Party may: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

9.7 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect, without amendment.

9.8 Assignments

(a) This Agreement will become effective when executed by the Parties and thereafter will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(b) Neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Party. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.

9.9 Third Party Beneficiaries

(a) Except as provided in Section 4.11 which, without limiting its terms, is intended as a stipulation for the benefit of the third Persons mentioned in such provision (such third Persons referred to in this Section 9.9 as the "Indemnified Persons") and in Section 4.3(f) which, without limiting its terms, is intended as a stipulation for the benefit of the third Persons mentioned in such provision, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, Proceeding, hearing or other forum.

(b) The Purchaser acknowledges to each of the Indemnified Persons their direct rights against it and the Company under Section 4.11, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

(c) The Purchaser acknowledges to each of the Debt Financing Parties and Finance Related Parties their direct rights against it and the Company under Section 4.3(f), which are intended for the benefit of, and shall be enforceable by, each of the Debt Financing Parties and Finance Related Parties, his or her heirs and his or her legal representatives, and for such purpose, the Purchaser confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

9.10 Time of the Essence

Time is of the essence in this Agreement.

9.11 Expenses

Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, brokers, investment advisers, consultants and accountants) incurred in connection with this Agreement and the Arrangement are to be paid by the Party incurring such expenses.

9.12 Further Assurances

From time to time after the Effective Time, each Party will, at the request of the other Party, execute and deliver such additional conveyances, transfers and other assurances and perform or cause to be performed such other acts and things as may be reasonably required to give effect to, and carry out the intent of, this Agreement, unless expressly provided in this Agreement.

9.13 Counterparts and Electronic Delivery

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original.  All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by electronic means (including by DocuSign, facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.

9.14 Language

The Parties confirm having requested that this Agreement and all notices or other communications relating to it be drawn-up in the English language only.

(The remainder of this page is intentionally left blank; signature page follows.)

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

CRESCENT POINT ENERGY CORP.

Per:	[Authorized Signatory]
Name: [Authorized Signatory]
Title: [Authorized Signatory]

HAMMERHEAD ENERGY INC.

Per:	[Authorized Signatory]
Name: [Authorized Signatory]
Title: [Authorized Signatory]

(SIGNATURE PAGE FOR ARRANGEMENT AGREEMENT)

Appendix A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

Whenever used in this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

(a) "ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9;

(b) "Arrangement" means the arrangement of the Company pursuant to section 193 of the ABCA on the terms and conditions set forth in this Plan of Arrangement, as may be supplemented, modified, amended, or amended and restated from time to time, and not to any particular article, section or other portion hereof;

(c) "Arrangement Agreement" means the arrangement agreement dated November 6, 2023 between the Purchaser and the Company with respect to the Arrangement, including the appendices attached to it or otherwise forming part of it, all as the same may be amended, restated, replaced, or supplemented from time to time;

(d) "Arrangement Resolution" means the resolution of the Company Shareholders approving the Plan of Arrangement to be considered and voted on at the Company Meeting, substantially in the form set out in Appendix B to the Arrangement Agreement, including any amendments or variations made thereto in accordance with the Arrangement Agreement or at the direction of the Court in the Interim Order, provided any amendments made at the discretion of the Court in the Interim Order are acceptable to the Company and the Purchaser, each acting reasonably;

(e) "Articles of Arrangement" means the articles of arrangement of the Company in respect of the Plan of Arrangement required under subsection 193(4.1) of the ABCA to be sent to the Registrar after the Final Order has been granted, to give effect to the Arrangement;

(f) "Business Day" means a day on which commercial banks are open for business in Calgary, Alberta but excludes:

(i) a Saturday, Sunday or any other statutory or civic holiday in Calgary, Alberta; and

(ii) any such day on which commercial banks are generally required or authorized to be closed in Calgary, Alberta;

(g) "Cash Consideration" means $15.50;

(h) "Cash Consideration Company Share" means the fraction of a Company Share equal to 0.738 of a Company Share;

(i) "Certificate of Arrangement" means the certificate or other proof of filing issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Plan of Arrangement;

(j) "Company" means Hammerhead Energy Inc., a corporation existing under the laws of the Province of Alberta;

(k) "Company Circular" means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Company Shareholders and such other Persons as may be required by the Interim Order or by Law in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

(l) "Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement of such meeting in accordance with the terms of the Arrangement Agreement, to be called and held to secure approval of the Arrangement Resolution and for any other purpose as may be set out in the Company Circular;

(m) "Company Option" means an option to purchase Company Shares granted pursuant to the provisions of the Company Option Plan;

(n) "Company Option Plan" means the Share Option Plan of the Company dated effective February 23, 2023 and as amended and restated effective May 1, 2023;

(o) "Company Securityholders" means, collectively, the Company Shareholders and the Incentive Award Holders;

(p) "Company Shareholder" means a registered or beneficial holder of the Company Shares, as the context requires;

(q) "Company Shares" means the Class A common shares in the capital of the Company;

(r) "Consideration Shares" means the common shares in the capital of the Purchaser;

(s) "Court" means the Court of King's Bench of Alberta;

(t) "Depositary" means Computershare Trust Company of Canada, or such other Person that may be appointed by the Purchaser and the Company for the purpose of receiving deposits of certificates or direct registration system advices formerly representing the Company Shares;

(u) "Dissent Rights" means the right of a Dissenting Shareholder to dissent in respect of the Arrangement Resolution and to be paid the fair value of the Company Shares granted pursuant to the Interim Order, all in accordance with section 191 of the ABCA (as modified by the Interim Order), the Interim Order and Article 4;

(v) "Dissenting Shareholder" means a registered holder of the Company Shares who validly dissents in respect of the Arrangement Resolution in strict compliance with Section 4.1 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as at the Effective Time;

(w) "Effective Date" means the date the Arrangement becomes effective under the ABCA;

(x) "Effective Time" means the time on the Effective Date that the Articles of Arrangement are filed in accordance with subsection 193(4.1) of the ABCA;

(y) "Eligible Shareholder" means a Company Shareholder that does not hold Legacy Shares immediately prior to the Effective Time or will not acquire Legacy Shares under this Plan of Arrangement and that, immediately prior to the Effective Time, is either:

(i) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(ii) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(iii) a non-resident of Canada for the purposes of the Tax Act that is not exempt from tax under the Tax Act and in respect of whom the Company Shares are, or are deemed to be, taxable Canadian property (as defined in the Tax Act); or

(iv) a partnership all of the members of which are non-residents of Canada for purposes of the Tax Act and in respect of whom the Company Shares are, or are deemed to be, taxable Canadian property (as defined in the Tax Act);

(z) "Equity Incentive Award" means an award granted under the Equity Incentive Award Plan and designated as a "Restricted Incentive Award", a "Restricted Share Award", a "Performance Incentive Award" or a "Performance Share Award" in accordance with the terms of, and as defined in, the Equity Incentive Award Plan;

(aa) "Equity Incentive Award Plan" means the Equity Incentive Award Plan of the Company dated effective February 23, 2023 and as amended and restated effective May 1, 2023;

(bb) "Equity Incentive Awardholder" means a holder of an Equity Incentive Award;

(cc) "Exercise Price" means:

(i) in the case of a Legacy CCPC Option or a Legacy Non-CCPC Option, the exercise price applicable to such Legacy CCPC Option or Legacy Non-CCPC Option, as the case may be, as of the Effective Time pursuant to its terms; or

(ii) in the case of a Legacy RSU, the exercise price applicable to the Legacy RSU as of the Effective Time pursuant to its terms;

(dd) "Final Order" means the order of the Court approving the Arrangement pursuant to subsection 193(4) of the ABCA, as such order may be affirmed, amended, or modified by any court of competent jurisdiction prior to the Effective Time provided that any such amendment or modification is acceptable to both the Company and the Purchaser, each acting reasonably;

(ee) "Governmental Authority" means:

(i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local, or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign;

(ii) any subdivision, agency, agent, or authority of any of the foregoing; or

(iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, stock exchange, or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing including, for greater certainty, the Securities Regulatory Authorities, the TSX, the New York Stock Exchange, the NASDAQ Stock Market LLC and any applicable regional reliability entity, electric system operator, public utilities commission, public service commission or equivalent entity;

(ff) "Incentive Awards" means, collectively, the outstanding Company Options, Equity Incentive Awards, Legacy CCPC Options, Legacy Non-CCPC Options and Legacy RSUs granted under the Company Option Plan, the Equity Incentive Award Plan, the Legacy Share Option Plan and the Legacy RSU Plan, respectively;

(gg) "Incentive Award Holder" means a holder of an Incentive Award;

(hh) "Incentive Plans" means, collectively, the Equity Incentive Award Plan, the Company Option Plan, the Legacy Share Option Plan and the Legacy RSU Plan;

(ii) "Interim Order" means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Company Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, provided that any such amendment or modification is acceptable to both the Company and the Purchaser, each acting reasonably;

(jj) "In-the-Money Value":

(i) in the case of a Legacy CCPC Option, has the same meaning as "In-the-Money Value" under section 9 of the Legacy Share Option Plan and, for these purposes, the "Current Market Price" as defined for the purposes of section 9 of the Legacy Share Option Plan shall mean the Per Company Share Consideration, with the intention being that the number of Company Shares issued upon the exercise of Legacy CCPC Options is determined in accordance with the Legacy Share Option Plan using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement;

(ii) in the case of a Legacy Non-CCPC Option, means the amount equal to (x) the number of Company Shares underlying such Legacy Non-CCPC Option multiplied by (y) the amount by which the Per Company Share Consideration exceeds the Exercise Price per Company Share of such Legacy Non-CCPC Option, with the intention being that the In-the-Money Value of the Legacy Non-CCPC Options is determined in accordance with the Legacy Share Option Plan using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement;

(iii) in the case of a Legacy RSU, means the amount equal to (x) the number of Company Shares underlying such Legacy RSU multiplied by (y) the amount by which the Per Company Share Consideration exceeds the Exercise Price per Company Share of such Legacy RSU, with the intention being that the In-the-Money Value of the Legacy RSUs is determined in accordance with the Legacy RSU Plan using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement; and

(iv) in the case of an Equity Incentive Award, means the amount equal to (x) the number of Company Shares underlying such Equity Incentive Award multiplied by (y) the Per Company Share Consideration, with the intention being that the In-the-Money Value of the Equity Incentive Awards is determined in accordance with the Equity Incentive Award Plan using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement;

(kk) "Law" means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, code, rule, instrument, regulation, Order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Authority;

(ll) "Legacy Cash Consideration Cap" means, in respect of a Company Shareholder who owns Legacy Shares, an aggregate amount of cash equal to (x) the number of Company Shares (including Legacy Shares) owned by such Company Shareholder multiplied by (y) the Cash Consideration;

(mm) "Legacy CCPC Option" means each option to purchase Company Shares outstanding pursuant to the provisions of the Legacy Share Option Plan that was issued in an exchange governed by subsection 7(1.4) of the Tax Act in exchange for an option that was granted by a corporation that was a Canadian controlled private corporation for the purposes of the Tax Act at the time of grant;

(nn) "Legacy CCPC Optionholder" means a holder of a Legacy CCPC Option;

(oo) "Legacy Non-CCPC Option" means each option to purchase Company Shares outstanding pursuant to the provisions of the Legacy Share Option Plan that is not a Legacy CCPC Option;

(pp) "Legacy Non-CCPC Optionholder" means a holder of a Legacy Non-CCPC Option;

(qq) "Legacy RSU" means a unit equivalent in value to a Company Share issued pursuant to the Legacy RSU Plan;

(rr) "Legacy RSU Holder" means a holder of a Legacy RSU;

(ss) "Legacy RSU Plan" means the Legacy Share Award Plan of the Company dated effective February 23, 2023;

(tt) "Legacy Share" means (i) a Company Share issued upon the exercise or deemed exercise of a Legacy CCPC Option (whether pursuant to Section 3.1(b) of this Arrangement or otherwise) or (ii) a Company Share otherwise acquired in circumstances where both paragraph 7(1)(a) and subsection 7(1.1) of the Tax Act were applicable to such acquisition;

(uu) "Legacy Share Consideration Base" means, in respect of a Company Shareholder who owns Legacy Shares, a number of Consideration Shares (rounded down to the nearest whole number of Consideration Shares) equal to (x) the number of Legacy Shares owned by such Company Shareholder multiplied by (y) 2.0388;

(vv) "Legacy Share Consideration Cap" means, in respect of a Company Shareholder who owns Legacy Shares, a number of Consideration Shares (rounded down to the nearest whole number of Consideration Shares) equal to (x) the number of Company Shares (including Legacy Shares) owned by such Company Shareholder multiplied by (y) 0.5340;

(ww) "Legacy Share Exchange Number" means the lesser of (i) all Legacy Shares held by a Company Shareholder and (ii) such number of Legacy Shares held by a Company Shareholder as is necessary to ensure that the fair market value of the Legacy Shares transferred by such Company Shareholder to Purchaser pursuant to Section 3.1(g) (at a deemed price of $21 per Legacy Share) is equal to the fair market value of the Consideration Shares (at a deemed price of $10.30 per Consideration Share) received by such Company Shareholder pursuant to Section 3.1(g) in exchange therefor;

(xx) "Legacy Share Option Plan" means the Legacy Share Option Plan of the Company dated effective February 23, 2023;

(yy) "Letter of Transmittal" means the letter of transmittal pursuant to which the Company Shareholders are required to deliver certificates representing the Company Shares;

(zz) "Lien" means:

(i) any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and

(ii) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation;

(aaa) "Named Executive" means the individual party to an agreement with the Company regarding the settlement of such individual's Legacy RSUs with Company Shares held by the Share Trust;

(bbb) "Order" means any order, writ, judgment, decree, stipulation, determination, award, decision, sanction, ruling, or similar action taken or entered by or with or applied by any Governmental Authority, in each case, whether temporary, preliminary or permanent;

(ccc) "Per Company Share Consideration" means the amount equal to the aggregate of (x) the Cash Consideration and (y) the Share Consideration multiplied by the Purchaser VWAP;

(ddd) "Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate, or other entity, whether or not having legal status;

(eee) "Plan of Arrangement" means this plan of arrangement as may be supplemented, modified, amended, or amended and restated from time to time in accordance with the terms hereof and the Arrangement Agreement or made at the direction of the Court in the Final Order;

(fff) "Purchaser" means Crescent Point Energy Corp., a corporation existing under the laws of the Province of Alberta;

(ggg) "Purchaser VWAP" means the volume weighted average trading price of the Consideration Shares on the Toronto Stock Exchange for the five most recently completed trading days immediately prior to the Business Day immediately preceding the Effective Date during which not less than one "board lot" trade in the Consideration Shares has occurred;

(hhh) "Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;

(iii) "Securities Regulatory Authorities" means, as applicable, the securities regulatory authorities listed in "Appendix C" to NI 14-101;

(jjj) "Share Consideration" means 0.5340 of a Consideration Share;

(kkk) "Share Consideration Company Share" means the fraction of a Company Share equal to 0.262 of a Company Share;

(lll) "Share Trust" means the trust settled pursuant to the Share Trust Agreement;

(mmm) "Share Trust Agreement" means the amended and restated trust indenture made effective as of February 23, 2023 by the Share Trustee, as such trust indenture may be amended or amended and restated from time to time;

(nnn) "Share Trustee" means Hammerhead Resources ULC, in its capacity as trustee of the Share Trust;

(ooo) "Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.); and

(ppp) "U.S. Tax Code" means the United States Internal Revenue Code of 1986.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section, or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 References

Unless reference is specifically made to some other document or instrument, all references herein to articles or sections are to articles and sections of this Plan of Arrangement.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 Currency

Unless otherwise stated, all references to "dollars" or "$" in this Plan of Arrangement shall mean Canadian dollars.

1.6 Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 References to Legislation

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of, and forms part of, the Arrangement Agreement.  If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective and be binding as and from the Effective Time on: (a) the Purchaser; (b) the Company; (c) the Company Securityholders, including Dissenting Shareholders; (d) the Depositary; (e) the Share Trustee; and (f) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.

2.3 Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the steps, events or transactions set out in Section 3.1 have become effective in the sequence and at the times set out therein. If no Certificate of Arrangement is required to be issued by the Registrar pursuant to section 193(11) of the ABCA, the Arrangement shall become effective commencing at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(4.1) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Arrangement

Commencing at the Effective Time, each of the steps, events or transactions set forth in this Section 3.1 shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in the following order (or in such other manner, order or times as the Company and the Purchaser may agree in writing) without any further act or formality, except as otherwise provided herein:

Dissenting Company Shareholders

(a) all Company Shares held by Dissenting Shareholders shall be and shall be deemed to be, without any further act or formality by or on behalf of the Dissenting Shareholder, transferred to, and acquired by, the Purchaser (free and clear of all Liens), and such Dissenting Shareholders shall cease to be the holders of the Company Shares so transferred and to have any rights as the Company Shareholders other than the right to be paid the fair value for such Company Shares as set out in Section 4.1;

Exercise of Legacy CCPC Options

(b) notwithstanding the terms of the Legacy Share Option Plan, any resolutions of the board of directors of the Company or the terms of any agreement, certificate or other instrument granting or confirming the grant of Legacy CCPC Options or representing Legacy CCPC Options, each Legacy CCPC Option (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the Legacy CCPC Optionholder, fully and unconditionally vested and exercisable, and shall be, and shall be deemed to be, exercised pursuant to its terms and the terms of the Legacy Share Option Plan (free and clear of all Liens) by the Legacy CCPC Optionholder and:

(i) each Legacy CCPC Optionholder shall be deemed to, without further action by or on behalf of the Legacy CCPC Optionholder, exercise all Legacy CCPC Options owned by such Legacy CCPC Optionholder by way of surrender of such Legacy CCPC Options to the Company in accordance with Section 9 of the Legacy Share Option Plan in exchange for the In-the-Money Value of such Legacy CCPC Options and the Company shall issue, and shall be deemed to issue, to each such Legacy CCPC Optionholder in accordance with Section 9 of the Legacy Share Option Plan a number of Company Shares equal to the In-the-Money Value of all Legacy CCPC Options owned by such Legacy CCPC Optionholder;

(ii) each former Legacy CCPC Optionholder shall be added to the register of holders of Company Shares in respect of the number of Company Shares issued to each Legacy CCPC Optionholder, but the Legacy CCPC Optionholder shall not be entitled to a certificate or other document representing the Company Shares issued upon exercise of its Legacy CCPC Options;

(iii) the Legacy CCPC Options so exercised shall be, and shall be deemed to be, cancelled and extinguished without any further act or formality on the part of the Legacy CCPC Optionholder or the Company;

(iv) each former Legacy CCPC Optionholder shall cease to be a holder of Legacy CCPC Options and to have any rights as a holder of Legacy CCPC Options other than the right to receive the Company Shares to which such Legacy CCPC Optionholder is entitled pursuant to this Section 3.1(b) and the name of each Legacy CCPC Optionholder shall be removed from the register of Legacy CCPC Optionholders maintained by or on behalf of the Company; and

(v) any agreement, certificate or other instrument granting or confirming the grant of Legacy CCPC Options or representing Legacy CCPC Options or the right of a former Legacy CCPC Optionholder to any such Legacy CCPC Options shall be void and of no further force or effect as of such time and neither the Company nor the Purchaser shall have any further liabilities or obligations to the former Legacy CCPC Optionholder with respect thereto other than the obligation of the Company to issue the Company Shares to which the former Legacy CCPC Optionholder is entitled to receive pursuant to this Section 3.1(b);

Settlement of Legacy Non-CCPC Options

(c) notwithstanding the terms of the Legacy Share Option Plan, any resolutions of the board of directors of the Company or the terms of any agreement, certificate or other instrument granting or confirming the grant of Legacy Non-CCPC Options or representing Legacy Non-CCPC Options, each Legacy Non-CCPC Option (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the Legacy Non-CCPC Optionholder, fully and unconditionally vested and exercisable, and shall be, and shall be deemed to be,  surrendered and transferred to the Company pursuant to its terms and Section 10 of the Legacy Share Option Plan (free and clear of all Liens) by the Legacy Non-CCPC Optionholder in exchange for the In-the-Money Value of such Legacy Non-CCPC Options and:

(i) in respect of the surrender and transfer of the Legacy Non-CCPC Options by such Legacy Non-CCPC Optionholder:

(A) the Legacy Non-CCPC Optionholder shall be entitled to receive a cash payment from the Company equal to the aggregate amount of taxes and other amounts required to be remitted by the Company to a taxing authority in respect of the surrender by such Legacy Non-CCPC Optionholder of all of the Legacy Non-CCPC Options held by such Legacy Non-CCPC Optionholder; and

(B) the Company shall issue, and shall be deemed to issue, to each such Legacy Non-CCPC Optionholder a number of Company Shares having a fair market value (using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement) equal to the difference between the In-the-Money Value of all Legacy Non-CCPC Options owned by such Legacy Non-CCPC Optionholder and the amount of the cash payment contemplated by Section 3.1(c)(i)(A);

(ii) each former Legacy Non-CCPC Optionholder shall be added to the register of holders of Company Shares in respect of the number of Company Shares issued to each Legacy Non-CCPC Optionholder, but the Legacy Non-CCPC Optionholder shall not be entitled to a certificate or other document representing the Company Shares issued upon exercise of its Legacy Non-CCPC Options;

(iii) the Legacy Non-CCPC Options so surrendered and transferred shall be, and shall be deemed to be, cancelled and extinguished without any further act or formality on the part of the Legacy Non-CCPC Optionholder or the Company;

(iv) each former Legacy Non-CCPC Optionholder shall cease to be a holder of Legacy Non-CCPC Options and to have any rights as a holder of Legacy Non-CCPC Options other than the right to receive the consideration which such Legacy Non-CCPC Optionholder is entitled pursuant to this Section 3.1(c) and the name of each Legacy Non-CCPC Optionholder shall be removed from the register of Legacy Non-CCPC Optionholders maintained by or on behalf of the Company; and

(v) any agreement, certificate or other instrument granting or confirming the grant of Legacy Non-CCPC Options or representing Legacy Non-CCPC Options or the right of a former Legacy Non-CCPC Optionholder to any such Legacy Non-CCPC Options shall be void and of no further force or effect as of such time and neither the Company nor the Purchaser shall have any further liabilities or obligations to the former Legacy Non-CCPC Optionholder with respect thereto other than the obligation of the Company to pay or issue the consideration which the former Legacy CCPC Optionholder is entitled to receive pursuant to this Section 3.1(c);

Settlement of Legacy RSUs

(d) notwithstanding the terms of the Legacy RSU Plan, any resolutions of the board of directors of the Company or the terms of any agreement, certificate or other instrument granting or confirming the grant of Legacy RSUs or representing Legacy RSUs, each Legacy RSU (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of the Legacy RSU Holder, fully and unconditionally vested and exercisable, and shall be, and shall be deemed to be,  surrendered and transferred to the Company pursuant to its terms and Section 4.7 of the Legacy RSU Plan (free and clear of all Liens) by the Legacy RSU Holder in exchange for the In-the-Money Value of such Legacy RSUs and:

(i) in respect of the surrender and transfer of the Legacy RSUs by such Legacy RSU Holder:

(A) the Legacy RSU Holder shall be entitled to receive a cash payment from the Company equal to the aggregate amount of taxes and other amounts required to be remitted by the Company to a taxing authority in respect of the surrender by such Legacy RSU Holder of all of the Legacy RSUs held by such Legacy RSU Holder;

(B) subject to 3.1(d)(i)(C), the Company shall issue, and shall be deemed to issue, to each such Legacy RSU Holder a number of Company Shares having a fair market value (using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement) equal to the difference between the In-the-Money Value of all Legacy RSUs owned by such Legacy RSU Holder and the amount of the cash payment contemplated by Section 3.1(d)(i)(A); and

(C) all of the Company Shares held by the Share Trust shall be, and shall be deemed to be, transferred by the Share Trustee to the Named Executive in lieu of the issuance of such number of Company Shares to the Named Executive upon exercise of the Legacy RSUs by the Named Executive;

(ii) each former Legacy RSU Holder shall be added to the register of holders of Company Shares in respect of the number of Company Shares issued to each Legacy RSU Holder, but the Legacy RSU Holder shall not be entitled to a certificate or other document representing the Company Shares issued upon exercise of its Legacy RSUs;

(iii) the Legacy RSUs so surrendered and transferred shall be, and shall be deemed to be, cancelled and extinguished without any further act or formality on the part of the Legacy RSU Holder or the Company;

(iv) each former Legacy RSU Holder shall cease to be a holder of Legacy RSUs and to have any rights as a holder of Legacy RSUs other than the right to receive the consideration which such Legacy RSU Holder is entitled pursuant to this Section 3.1(d) and the name of each Legacy RSU Holder shall be removed from the register of Legacy RSU Holders maintained by or on behalf of the Company; and

(v) any agreement, certificate or other instrument granting or confirming the grant of Legacy RSUs or representing Legacy RSUs or the right of a former Legacy RSU Holder to any such Legacy RSUs shall be void and of no further force or effect as of such time and neither the Company nor the Purchaser shall have any further liabilities or obligations to the former Legacy RSU Holder with respect thereto other than the obligation of the Company to pay or issue the consideration which the former Legacy RSU Holder is entitled to receive pursuant to this Section 3.1(d);

Settlement of Equity Incentive Awards

(e) notwithstanding the terms of the Equity Incentive Award Plan, any resolutions of the board of directors of the Company or the terms of any agreement, certificate or other instrument granting or confirming the grant of Equity Incentive Awards or representing Equity Incentive Awards, each Equity Incentive Award (whether vested or unvested) outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, without further action by or on behalf of an Equity Incentive Awardholder, fully and unconditionally vested, and shall be, and shall be deemed to be,  surrendered and transferred to the Company (free and clear of all Liens) by the Equity Incentive Awardholder in exchange for the In-the-Money Value of such Equity Incentive Awards and:

(i) in respect of the surrender and transfer of the Equity Incentive Awards by such Equity Incentive Awardholder:

(A) the Equity Incentive Awardholder shall be entitled to receive a cash payment from the Company equal to the aggregate amount of taxes and other amounts required to be remitted by the Company to a taxing authority in respect of the surrender by such Equity Incentive Awardholder of all of the Equity Incentive Awards held by such Equity Incentive Awardholder; and

(B) the Company shall issue, and shall be deemed to issue, to each such Equity Incentive Awardholder a number of Company Shares having a fair market value (using the same fair market value of a Company Share as is used for all Company Shareholders under this Plan of Arrangement) equal to the difference between the In-the-Money Value of all Equity Incentive Awards owned by such Equity Incentive Awardholder and the amount of the cash payment contemplated by Section 3.1(e)(i)(A);

(ii) each former Equity Incentive Awardholder shall be added to the register of holders of Company Shares in respect of the number of Company Shares issued to each Equity Incentive Awardholder, but the Equity Incentive Awardholder shall not be entitled to a certificate or other document representing the Company Shares issued upon settlement of its Equity Incentive Awards;

(iii) the Equity Incentive Awards so surrendered and transferred shall be, and shall be deemed to be, cancelled and extinguished without any further act or formality on the part of the Equity Incentive Awardholder or the Company;

(iv) each former Equity Incentive Awardholder shall cease to be a holder of Equity Incentive Awards and to have any rights as a holder of Equity Incentive Awards other than the right to receive the consideration which such Equity Incentive Awardholder is entitled pursuant to this Section 3.1(e) and the name of each Equity Incentive Awardholder shall be removed from the register of Equity Incentive Awardholders maintained by or on behalf of the Company; and

(v) any agreement, certificate or other instrument granting or confirming the grant of Equity Incentive Awards or representing Equity Incentive Awards or the right of a former Equity Incentive Awardholder to any such Equity Incentive Awards shall be void and of no further force or effect as of such time and neither the Company nor the Purchaser shall have any further liabilities or obligations to the former Equity Incentive Awardholder with respect thereto other than the obligation of the Company to pay or issue the consideration which the former Equity Incentive Awardholder is entitled to receive pursuant to this Section 3.1(e);

Termination of Incentive Plans

(f) the Incentive Plans shall be terminated and be of no further force and effect;

Acquisition of the Company Shares by the Purchaser

(g) in respect of a Company Shareholder that owns Legacy Shares:

(i) a number of Legacy Shares owned by such Company Shareholder equal to the Legacy Share Exchange Number shall be and be deemed to be, without further action by or on behalf of the Company Shareholder, transferred to the Purchaser (free and clear of all Liens) in exchange for a number of Consideration Shares equal to the lesser of: (i) the Company Shareholder's Legacy Share Consideration Cap; and (ii) the Company Shareholder's Legacy Share Consideration Base; and

(ii) all remaining Company Shares (including any remaining Legacy Shares) owned by such Company Shareholder shall be and shall be deemed to be without any further action by or on behalf of such Company Shareholder, transferred to the Purchaser (free and clear of all Liens) and each Company Shareholder whose remaining Company Shares are so transferred shall be entitled to receive from the Purchaser:

(A) subject to Section 3.4, a number of Consideration Shares (if any) equal to the Company Shareholder's Legacy Share Consideration Cap minus the number of Consideration Shares issuable by the Purchaser to the Company Shareholder pursuant to Section 3.1(g)(i); and

(B) subject to Section 3.5, a cash payment equal to the Company Shareholder's Legacy Cash Consideration Cap;

(h) a fraction of each Company Share held by a Company Shareholder (other than the Purchaser and other than Dissenting Shareholders and Company Shareholders who transferred their Company Shares to the Purchaser pursuant to Section 3.1(g)) that is equal to the Cash Consideration Company Share shall be and shall be deemed to be, without any further action by or on behalf of such Company Shareholder, transferred to the Purchaser (free and clear of all Liens) and each Company Shareholder whose fractions of each Company Share are so transferred shall be entitled to receive from the Purchaser, subject to Section 3.5, for each such fraction of a Company Share so transferred, a cash payment equal to the Cash Consideration; and

(i) a fraction of each Company Share held by a Company Shareholder (other than the Purchaser and other than Dissenting Shareholders and Company Shareholders who transferred their Company Shares to the Purchaser pursuant to Section 3.1(g)) that is equal to the Share Consideration Company Share shall be and shall be deemed to be, without any further action by or on behalf of such Company Shareholder, transferred to the Purchaser (free and clear of all Liens) and each Company Shareholder whose fractions of each Company Share are so transferred shall be entitled to receive, receive, subject to Section 3.4, from the Purchaser, for each such fraction of a Company Share so transferred, the Share Consideration.

3.2 Allocation of Consideration and Income Tax Election

(a) If an Eligible Shareholder makes a valid joint tax election with the Purchaser in accordance with Section 3.2(b) to have the transfer of the Eligible Shareholder's Company Shares to the Purchaser under this Plan of Arrangement take place pursuant to the provisions of subsection 85(1) or (2) of the Tax Act (and the analogous provisions of any provincial tax laws), then such Eligible Shareholder shall be deemed for all purposes, including for the purposes of this Plan of Arrangement and the Tax Act (and the analogous provisions of any provincial tax laws), to have transferred all of such Eligible Shareholder's Company Shares to the Purchaser as a single transaction for consideration consisting of the combination of the aggregate Cash Consideration and Share Consideration received by such Eligible Shareholder under this Plan of Arrangement.

(b) An Eligible Shareholder shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership, (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of its Company Shares to the Purchaser and receipt of the Consideration Shares and Cash Consideration by providing two signed copies of the necessary prescribed election form(s) to the Purchaser (in the manner described in the Company Circular) no later than (i) if the Effective Date occurs on or before December 31, 2023, March 1, 2024; or (ii) if the Effective Date occurs after December 31, 2023, 90 days following the Effective Date, duly completed with the details of the number of Company Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by the Purchaser and returned to such Eligible Shareholder by the earlier of (i) if the Effective Date occurs on or before December 31, 2023 and the forms are received by the Purchaser by March 1, 2024, April 15, 2024 and (ii) 60 days after the receipt thereof by the Purchaser for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such Eligible Shareholder.  The Purchaser will not be responsible for the proper completion of any election form and, except for the Purchaser's obligation to return (within the time period described above) duly completed election forms which are received by the Purchaser within 90 days of the Effective Date, the Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser may choose to sign and return an election form received more than 90 days following the Effective Date, but the Purchaser will have no obligation to do so.

3.3 Securities Registers

Upon the transfer of a Company Share (or a fraction of a Company Share) to the Purchaser pursuant to Section 3.1:

(a) the holder of such Company Share (or such fraction of a Company Share) shall cease to be the holder thereof and to have any rights as a holder of such Company Share (or such fraction of a Company Share) other than the right to receive the consideration for such Company Share (or such fraction of a Company Share) in accordance with this Plan of Arrangement;

(b) such holder's name shall, in respect of such Company Share (or such fraction of a Company Share), be removed from the register of holders of Company Shares maintained by or on behalf of the Company;

(c) the Purchaser shall be deemed to be the transferee of such Company Share (or such fraction of a Company Share) free and clear of all Liens and shall, in respect of each such Company Share (or each such fraction of a Company Share), be entered into the register of holders of Company Shares maintained by or on behalf of the Company; and

(d) where the consideration for such Company Share (or such fraction of a Company Share) includes Consideration Shares, the Purchaser shall allot and issue to such holder the Consideration Shares issuable to such holder on the basis set forth in Section 3.1 and the name of such holder shall be added to the register of holders of Consideration Shares.

3.4 Fractional Shares

Notwithstanding anything contained herein, no fractional Consideration Shares shall be issued under this Plan of Arrangement. Where the aggregate number of the Consideration Shares issuable to a former Company Securityholder would result in a fraction of a Consideration Share being issuable, such former Company Securityholder shall receive, in lieu of such fractional share, the nearest whole number of Consideration Shares, as applicable. For greater certainty where such fractional interest is greater than or equal to 0.5, the number of Consideration Shares to be issued shall be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Consideration Shares to be issued shall be rounded down to the nearest whole number. In calculating such fractional interests, all former Company Shares registered in the name of such former Company Securityholder shall be aggregated without regard to any underlying beneficial ownership of such former Company Shares.

3.5 Rounding of Cash Consideration

Notwithstanding anything contained herein, if the aggregate cash amount which a Company Securityholder is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Company Securityholder is entitled to receive shall be rounded down to the nearest whole $0.01.

3.6 Paramountcy

From and after the Effective Time:

(a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Incentive Awards that are issued and outstanding immediately prior to the Effective Time and the terms and conditions thereof, including the terms and conditions of the Incentive Plans and any agreement, certificate or other instrument granting or confirming the grant of an Incentive Award;

(b) the rights and obligations of the Company, the Purchaser, the Depositary, the Company Securityholders (including the Dissenting Shareholders) and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and

(c) all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Incentive Awards shall be deemed to have been settled, compromised, released, and determined without liability except as set forth in this Plan of Arrangement.

3.7 U.S. Securities Act Exemption

The Purchaser and the Company agree that this Plan of Arrangement will be carried out with the intention that the Consideration Shares issued pursuant to this Plan of Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as provided by section 3(a)(10) thereof, and pursuant to exemptions from registration under any applicable United States securities laws.

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1 Rights of Dissent

Registered Company Shareholders may exercise Dissent Rights with respect to the Company Shares held by such holders in connection with the Arrangement pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section 4.1. Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser (free and clear of all Liens) without any further act or formality at the effective time of Section 3.1(a) notwithstanding the provisions of section 191 of the ABCA, and if they:

(a) ultimately are entitled to be paid the fair value for such Company Shares, they (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)), (ii) shall be paid by the Purchaser the fair value of such Company Shares, which fair value shall be determined as of the close of business on the last Business Day before the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(b) ultimately are not entitled, for any reason, to be paid the fair value for such Company Shares, they shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting holder of the Company Shares notwithstanding the provisions of section 191 of the ABCA, and such holder shall receive the Share Consideration for each Share Consideration Company Share and be paid the Cash Consideration for each Cash Consideration Company Share held by such holder on the basis set forth in Section 3.1(h) and Section 3.1(i), respectively.

4.2 Recognition of Dissenting Shareholders

(a) In no circumstances shall the Company, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised. For greater certainty, Incentive Award Holders shall not be entitled to exercise Dissent Rights in respect of their Incentive Awards.

(b) For greater certainty, in no case shall the Company, the Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of the Company Shares in respect of which Dissent Rights have been validly exercised after the effective time of Section 3.1(a) and the names of such holders of the Company Shares shall be deleted from the register of holders of the Company Shares as at the effective time of Section 3.1(a).

4.3 Other Dissent Provisions

(a) In addition to any other restrictions in section 191 of the ABCA, the Company Shareholders who have voted in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

(b) A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person's Company Shares.

(c) Notwithstanding subsection 191(5) of the ABCA, the written notice setting forth a registered Company Shareholder's objection to the Arrangement Resolution must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the Business Day which is five Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time).

ARTICLE 5
OUTSTANDING CERTIFICATES AND DELIVERY OF CONSIDERATION

5.1 Deposit of Consideration

The Purchaser shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar deposit, or cause to be deposited, with the Depositary: (a) an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent for the Consideration Shares, to issue certificates representing the aggregate number of Consideration Shares to which the Company Securityholders are entitled in accordance with the terms of the Arrangement; and (b) by way of wire transfer, certified cheque or bank draft, an amount equal to the aggregate amount of the Cash Consideration that the Company Securityholders are entitled to receive in accordance with the terms of the Arrangement.

5.2 Delivery of Consideration to the Company Securityholders

(a) On the Effective Date, upon receipt of the treasury order and the Cash Consideration delivered by the Purchaser pursuant to Section 5.1, the Depositary shall cause one or more certificates representing Consideration Shares and a cheque or wire transfer representing the Cash Consideration that a Company Securityholder has the right to receive under the Arrangement, less any amounts withheld pursuant to Article 6, to be forwarded or delivered to those Company Securityholders who have deposited with the Depositary the certificate(s) for the Company Shares, a duly completed and signed Letter of Transmittal and such documents and instruments as the Depositary may reasonably require.

(b) Any such cheque shall, if elected by the Company Securityholder in the Letter of Transmittal, be held for pick-up at the noted offices of the Depositary and, in the absence of such election, be forwarded by first class mail, postage pre-paid, to the Person at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Company Securityholder in the register of Company Shareholders, as applicable.

(c) The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser or the Company, as applicable.

(d) The Company shall satisfy the cash payments required to be paid to the former Incentive Awardholders pursuant to Sections 3.1(c)(i)(A), 3.1(d)(i)(A) and 3.1(e)(i)(A) by way of remittance, in accordance with the ordinary payroll practices of the Company, of such cash payments to the applicable taxing authority as required by applicable Law on account of the taxes and other amounts required to be remitted by the Company to a taxing authority in respect of the surrender of the Incentive Awards.  Any such amounts shall be treated for all purposes as having been paid to the former Incentive Award Holder in respect of which such remittance was made, provided that such amounts are actually remitted to the appropriate taxing authority.

(e) The Depositary shall register the Consideration Shares in the name of each Company Securityholder entitled thereto or as otherwise instructed in the Letter of Transmittal deposited by such Company Securityholder and shall deliver such Consideration Shares in accordance with this Section 5.2.

5.3 Rights of Holders

Until a Company Securityholder deposits the certificates for Company Shares (other than Company Shares received upon the exercise or surrender of Incentive Awards pursuant to Sections 3.1(b), 3.1(c), 3.1(d) or 3.1(e)), the duly completed and signed Letter of Transmittal and the documents and instruments reasonably required by the Depositary in accordance with Section 5.2, each certificate that immediately prior to the Effective Time represented the Company Shares shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, the aggregate Cash Consideration and Share Consideration to which such former holder of the Company Shares is entitled under the Arrangement and this Plan of Arrangement or, as to those certificates held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1(b), the right to receive the fair value of the Company Shares represented by such certificates as set out in Article 4.

5.4 Lost Certificates

If any certificate which, immediately prior to the Effective Time, represented an interest in one or more outstanding Company Shares that were transferred, exchanged or cancelled pursuant to Section 3.1 has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by the Purchaser and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the aggregate Cash Consideration and Share Consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, deliverable in accordance with such holder's Letter of Transmittal. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to the Purchaser, the Company and the Depositary, which bond is in form and substance satisfactory to the Purchaser, the Company and the Depositary, each acting reasonably, in the amount that the Purchaser shall direct or shall otherwise indemnify the Purchaser, the Company and the Depositary to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to the Consideration Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.3 or Section 5.4. Subject to applicable Law, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Consideration Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Consideration Shares.

5.6 Termination of Rights

Subject to applicable Laws relating to unclaimed property, any certificate formerly representing the Company Shares that is not deposited with all other documents as required by this Plan of Arrangement, or any payment made by way of cheque from the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the third anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Company Shareholder of any kind or nature against the Purchaser or the Company. On such date, the aggregate Cash Consideration and Share Consideration to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled, or the claim to payment hereunder that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to the Purchaser, together with all entitlements to dividends or distributions thereon held for such former registered holder, for no consideration, and such shares and rights shall thereupon terminate and be cancelled and the name of the former registered holder shall be removed from the register of holders of such shares.

5.7 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens or other claims of third parties of any kind.

5.8 Reference to Certificate

For the purposes of this Article 5, any reference to a "certificate" shall include evidence of registered ownership of the Company Shares or Consideration Shares in an electronic book-entry system or direct registration system maintained by the registrar and transfer agent of the Company Shares or the Consideration Shares, as the case may be, and the provisions of this Article 5 shall be read and construed (and where applicable, modified) to give effect to such interpretation.

ARTICLE 6
WITHHOLDING TAXES

6.1 The Purchaser, the Company and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any former Company Shareholder or former Incentive Award Holder under this Plan of Arrangement, including from any amount payable to any Dissenting Shareholder or any dividend or other distribution payable pursuant to Section 5.5 as the case may be, such amounts as the Purchaser, the Company or the Depositary is required to deduct and withhold from such consideration in accordance with the Tax Act, the U.S. Tax Code or any other provision of any applicable Law (it being understood and agreed that withholdings under section 116 of the Tax Act should not apply to any Company Shares or Incentive Awards that are not taxable Canadian property or are excluded property for the purposes of the Tax Act). Any such amounts shall be deducted and withheld from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the former Company Shareholder or former Incentive Award Holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Purchaser, the Company and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Consideration Shares otherwise issuable to the holder as is necessary to provide sufficient funds to the Purchaser, the Company or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, the Company or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and shall remit to such holder any unapplied balance of the proceeds of such sale (after deducting applicable sale commissions and any other reasonable expenses relating thereto). To the extent that Consideration Shares are so sold or disposed of, such withheld amounts, or such shares so sold or disposed of, shall be treated for all purposes as having been issued to the holder in respect of which such sale or disposition was made, provided that such net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. The Purchaser, the Company and the Depositary shall not be obligated to seek or obtain a minimum price for any of the Consideration Shares sold or disposed of by it, nor shall the Purchaser, the Company or the Depositary be liable for any loss arising out of any such sale or disposition.

ARTICLE 7
AMENDMENTS

7.1 Amendment of this Plan of Arrangement

(a) The Company and the Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by the Company and the Purchaser, each acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to the Company Securityholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to or at the Company Meeting (provided that the other party shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only: (i) if it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Company Securityholders voting in the manner directed by the Court.

(d) This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares or Incentive Awards.

Appendix B
ARRANGEMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Hammerhead Energy Inc, ("Hammerhead"), Crescent Point Energy Corp. ("Crescent Point") and the shareholders of Hammerhead (the "Shareholders"), as more particularly described and set forth in the management information circular and proxy statement dated November [•], 2023 of Hammerhead accompanying the notice of meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted;

2. the plan of arrangement (the "Plan of Arrangement") involving Hammerhead, Crescent Point and the Shareholders, the full text of which is set out as Appendix A to the arrangement agreement dated November 6, 2023 between Hammerhead and Crescent Point (the "Arrangement Agreement"), as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted;

3. notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Shareholders or that the Arrangement has been approved by the Court of King's Bench of Alberta, the directors of Hammerhead are hereby authorized and empowered without further notice to or approval of the Shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

4. the Arrangement Agreement, the actions of the directors of Hammerhead in approving the Arrangement Agreement, and the actions of the directors and officers of Hammerhead in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified, approved and confirmed in all respects;

5. any one director or officer of Hammerhead be and is hereby authorized and directed for and on behalf of Hammerhead to execute, under the corporate seal of Hammerhead or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement; and

6. any one director or officer of Hammerhead be and is hereby authorized and directed for, on behalf of, and in the name of Hammerhead to execute or cause to be executed, under the corporate seal of Hammerhead or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

B-1

Appendix C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1 Incorporation and Corporate Power

The Company is a corporation existing under the laws of the Province of Alberta and has the corporate power and capacity to own and operate its property and assets, carry on its business as now conducted, and to own, lease and operate its assets and properties, and enter into and perform its obligations under this Agreement.

2 Incorporation and Corporate Power of Subsidiaries

The only Subsidiary of the Company is Hammerhead Resources ULC ("HULC"). HULC is a corporation existing under the laws of the Province of Alberta and has the corporate power and capacity to own and operate its property and assets, carry on its business as now conducted, and to own, lease and operate its assets and properties, and enter into and perform its obligations under this Agreement

3 Corporate Authorizations

The execution and delivery of this Agreement, the performance by the Company of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement, (a) have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the completion of the Arrangement or the other transactions contemplated under this Agreement other than the approval of the Arrangement Resolution by the Company Shareholders, the Interim Order, the Final Order and approval by the Company Board of the Company Circular, and (b) do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the Company Constating Documents or the organizational documents of any Subsidiary of the Company.

4 Board Approval

On the date hereof, the Company Board, after consultation with its financial advisor and outside legal counsel, and upon the recommendation of the Company Special Committee, has:

(a) determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company;

(b) resolved to unanimously recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and

(c) authorized the entering into of this Agreement and the performance by the Company of its obligations hereunder, and no action has been taken to amend or supersede such determinations, resolutions or authorizations.

5 No Conflict with Authorizations, Laws, etc.

The execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a) result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Company or any of its Subsidiaries or necessary to the ownership of the Company Shares, the use of the assets of the Company or any of its Subsidiaries or the operation of its business;

(b) result in or require the creation of any Lien upon any of the Company Shares or any of the properties or assets of the Company or any of its Subsidiaries;

(c) result in a breach or a violation of, or conflict with, any Order of any Governmental Authority; or

(d) subject to the receipt of the Competition Act Approval, the Interim Order, the Final Order, the Exchange Approvals and compliance with Securities Laws and U.S. Securities Laws, result in a breach or a violation of, or conflict with, any applicable Law, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

6 Regulatory Approvals

The execution and delivery of this Agreement by the Company, the performance of its and each of its Subsidiaries' obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not require any Regulatory Approval or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Company or any of its Subsidiaries other than:

(a) the Interim Order and the Final Order;

(b) the filing of the Articles of Arrangement and the receipt of the Certificate of Arrangement;

(c) customary filings with the Securities Regulatory Authorities and the TSX, NYSE and the NASDAQ;

(d) the Competition Act Approval; and

(e) the Exchange Approvals.

7 Consents

Except as set forth in Section 7 of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company, the performance of its and each of its Subsidiaries obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not require any consent, waiver, permit, exemption, Order, approval, agreement, amendment or confirmation of any third party, other than any Governmental Authority, that is necessary to be obtained under any Material Contract in connection with the Arrangement or required in order to maintain any Material Contract in full force and effect following completion of the Arrangement.

8 No Conflict with Material Contracts

The execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a) result in a breach or a violation of, or conflict with, any Material Contract; or

(b) result in or give any Person the right to seek, or to cause:

(i) the termination, cancellation, amendment or renegotiation of any Material Contract;

(ii) the enforcement of any right or remedy against the Company or any of its Subsidiaries;

(iii) the payment of any amount by, or the acceleration of any debt or other similar obligation of, the Company or any of its Subsidiaries; or

(iv) the forfeiture or other loss, in whole or in part, of any benefit which would otherwise accrue to the Company or any of its Subsidiaries (including by triggering any right of first refusal or first offer, change in control provision or other restriction or limitation), except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

9 Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

10 Capitalization

(a) The authorized capital of the Company consists of an unlimited number of Company Shares and Preferred Shares. As of the date of this Agreement, there were 95,884,002 Company Shares and nil Preferred Shares issued and outstanding. All of the issued and outstanding Company Shares have been duly authorized and validly issued and are fully paid and non-assessable.

(b) As of the date of this Agreement, there were 4,908,385 Legacy RSUs, 617,956 Legacy Options, no Company Options and 1,934,818 Equity Incentive Awards designated as "Restricted Share Awards" issued and outstanding, and there are no other Incentive Awards issued and outstanding pursuant to any of the Incentive Plans. Section 10 of the Company Disclosure Letter contains a complete and accurate list of the outstanding Legacy RSUs, Legacy Options and Equity Incentive Awards as of the date hereof with details regarding the exercise price and the vesting terms of such securities. All of the outstanding Legacy RSUs, Legacy Options and Equity Incentive Awards have been duly authorized by the Company Board (or a duly authorized committee thereof) and issued in compliance with applicable Law and the terms of the Legacy RSUs, the Legacy Share Option Plan and the Equity Incentive Award Plan.

(c) The Company has provided the Purchaser with true and complete copies of each of the Incentive Plans and all related agreements and certificates under which any outstanding Legacy RSUs, Legacy Options or Equity Incentive Awards have been granted or issued.

(d) All outstanding Incentive Awards have been recorded in the Company's most recent unaudited consolidated interim financial statements (including any of the notes or schedules thereto) included in the Company Filings, in accordance with IFRS and no such grants involved any "back dating", "forward dating", "spring loading" or similar concept.

(e) Except for outstanding Incentive Awards set forth in Section 10 of the Company Disclosure Letter, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation, subscription or other rights, or any other agreements, arrangements, understandings, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any, or create any additional classes of, securities of the Company or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries.

(f) There are no outstanding contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or any of its Subsidiaries or, other than as set forth in Section 10 of the Company Disclosure Letter, to qualify securities for public distribution in Canada, the United States or elsewhere.

(g) All dividends or distributions on the securities of the Company or any of its Subsidiaries that have been declared or authorized have been paid in full.

11 Company Subsidiaries

(a) Other than HULC, the Company has no direct or indirect Subsidiaries nor does it own any direct or indirect equity or voting interest of any kind in any Person.

(b) The Company, directly or indirectly, owns all of the issued and outstanding shares and other interests of HULC, free and clear of all Liens (other than Permitted Liens) and all of the issued and outstanding shares or interests directly or indirectly owned by the Company have been duly authorized and validly issued and are fully paid and non-assessable shares or interests, and no such shares or interests have been issued in violation of any pre-emptive or similar rights.

(c) There are no Contracts, arrangements or restrictions that require HULC to issue, sell or deliver any shares or other interests, or any securities convertible into or exchangeable for, any shares or other interests.

12 Qualification

The Company is and each of its Subsidiaries are duly qualified to carry on business and are in good standing in each jurisdiction in which the character of their assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

13 Shareholders' and Similar Agreements

Except as set forth in Section 13 of the Company Disclosure Letter, the Company is not and none of its Subsidiaries are a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any securities of the Company or any of its Subsidiaries, or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of its Subsidiaries. There are no irrevocable proxies or voting agreements with respect to any securities issued by the Company or any of its Subsidiaries other than the Voting Agreements.

14 Securities Law Matters

(a) The Company is a reporting issuer under applicable Securities Laws in the Provinces of Alberta and Ontario. The Company Shares are listed and posted for trading on the TSX and the NASDAQ and are not listed on any other market.

(b) The Company is not in default of any material requirements of any Securities Laws or the applicable listing and corporate governance rules and regulations of the TSX or the NASDAQ.

(c) The Company has not taken any action to cease to be a reporting issuer in the Province of Alberta or Ontario nor has the Company received notification from any Securities Regulatory Authority seeking to revoke the reporting issuer status of the Company.

(d) No Proceeding or Order for the delisting, suspension of trading, or cease trade or other Order or restriction with respect to any securities of the Company is in effect or pending or, to the knowledge of the Company, has been threatened or is expected to be implemented or undertaken.

15 Public Disclosure

The Company has timely filed with the Securities Regulatory Authorities all forms, reports, schedules, statements, and other documents required to be filed under applicable Securities Laws since February 24, 2023. The documents comprising the Company Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), complied as filed in all material respects with applicable Law and did not contain any Misrepresentation. The Company has not filed any confidential material change report with any Securities Regulatory Authority which, at the date of this Agreement, remains confidential. There are no outstanding or unresolved comments in comment letters from any Securities Regulatory Authority with respect to any of the Company Filings. The Company is not and none of its Subsidiaries are subject to any ongoing Proceeding by any Securities Regulatory Authority and, to the knowledge of the Company, no such Proceeding is threatened.

16 U.S. Securities Law Matters

The Company is not required to register as an investment company under the U.S. Investment Company Act of 1940. The Company is a "foreign private issuer" (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

17 Transfer Agent

Computershare Trust Company of Canada has been duly appointed by the Company as the registrar and transfer agent for the Company Shares.

18 Financial Statements and Records

(a) The Company Annual Financial Statements (including any of the notes or schedules thereto, the auditor's report thereon and the related management's discussion and analysis) and unaudited consolidated interim financial statements (including any of the notes or schedules thereto and the related management's discussion and analysis) included in the Company Filings:

(i) were prepared in accordance with IFRS, consistently applied throughout the periods referred to therein (except as expressly set forth in the notes thereto); and

(ii) fairly present, in all material respects, the assets, liabilities, consolidated financial position, results of operations and cash flows of the Hammerhead Resources and its Subsidiaries (in respect of the Company Annual Financial Statements) and the Company and its Subsidiaries (in respect of the unaudited consolidated interim financial statements) as of their respective dates and for the periods covered by such financial statements, and there have been no changes in accounting methods, policies or practices of the Company or any of its Subsidiaries since June 30, 2023 (except, in each case, as expressly set forth in the notes to such financial statements); and

(b) The Company does not intend to correct or restate, nor, to the knowledge of the Company as of the date hereof, is there any basis for any correction or restatement of, any aspect of the Company's financial statements referred to in this Section 18; and

(c) The financial books, records and accounts of the Company and each of its Subsidiaries:

(i) have been maintained, in all material respects, in accordance with applicable Law and IFRS;

(ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the Company and HULC; and

(iii) except as disclosed in Section 18 of the Company Disclosure Letter, accurately and fairly reflect the basis of the Company's financial statements.

19 Disclosure Controls and Internal Controls over Financial Reporting

(a) The Company has established and maintains "disclosure controls and procedures" (as such term is defined in NI 52-109) to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) The Company has established and maintains a system of "internal control over financial reporting" (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c) To the knowledge of the Company, there is no "material weakness" (as such term is defined in NI 52-109) relating to the operating effectiveness of the Company's internal control over financial reporting as at September 30, 2023. To the knowledge of the Company, since December 31, 2022, neither the Company nor any of its Subsidiaries has received or otherwise obtained knowledge of any Proceeding regarding accounting, internal accounting controls or auditing matters, including any Proceeding alleging that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its Representatives regarding questionable accounting or auditing matters.

(d) Since December 31, 2022, none of the Company or any of its Subsidiaries, or any of its or their respective directors and officers, has received or otherwise obtained knowledge of: (i) any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or (ii) any expression of concern regarding questionable accounting or auditing matters.

20 Auditors

The auditors of the Company are independent public accountants as required by applicable Law and there has not been any "reportable event" (as such term is defined in section 4.11(1) of NI 51-102) with the present or any former auditor of the Company.

21 Audit Committee

The audit committee of the Company is comprised and operates in accordance with the requirements of NI 52-110.

22 Corporate Records

Except as set forth in Section 22 of the Company Disclosure Letter, the corporate minute books of the Company and each of its Subsidiaries contain the minutes of all meetings and resolutions of the boards of directors and each committee thereof and since January 1, 2022 have been maintained in accordance with applicable Law and are complete and accurate in all material respects. Copies of the minutes of all meetings and resolutions of the boards of directors and each committee thereof of the Company and HULC since January 1, 2022 have been provided to Representatives of the Purchaser and are true, correct and complete in all material respects (other than as disclosed in Section 22 of the Company Disclosure Letter and those portions of minutes of the Company Board and any committee thereof relating to this Agreement and the transactions contemplated by this Agreement).

23 No Undisclosed Liabilities

There are no material liabilities or obligations of the Company or any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable, matured, unmatured or otherwise, other than liabilities or obligations:

(a) disclosed in the unaudited consolidated financial statements of the Company as at and for the three and six months ended June 30, 2023 (including any notes or schedules thereto and the related management's discussion and analysis) included in the Company Filings;

(b) incurred in the Ordinary Course since June 30, 2023; or

(c) incurred in connection with this Agreement or the transactions contemplated under this Agreement.

The Company is not and none of Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet Contract, arrangement or understanding (including any Contract, arrangement or understanding between the Company or any of its Subsidiaries, on the one hand, and any unconsolidated entity, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any other "off-balance sheet arrangements" (as such term is defined in the instructions contained in Form 51-102F1 - Management's Discussion & Analysis).

24 Absence of Certain Changes or Events

Except as disclosed in the Company Filings, since December 31, 2022:

(a) other than the transactions contemplated in this Agreement, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course; and

(b) there has not occurred a Company Material Adverse Effect.

25 Related Party Transactions

The Company is not and none of its Subsidiaries are indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective Affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses, directors' fees or the reimbursement of Ordinary Course expenses). Except as set forth in Section 25 of the Company Disclosure Letter, there are no Contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company or any of its Subsidiaries, or any of their respective Affiliates or associates.

26 Compliance with Law

Except as disclosed in Section 26 of the Company Disclosure Letter, the Company is and each of its Subsidiaries are, and since January 1, 2022 have been, in compliance with applicable Law in all material respects. The Company is not and none of its Subsidiaries are under any investigation with respect to, have been convicted, charged or to the knowledge of the Company threatened to be charged with, or have received notice of, any violation or potential violation of any Law or any notice of any investigation with respect to any violation of any Law from any Governmental Authority.

27 Restrictions on Conduct of Business

Except in respect of the Marketing and Midstream Agreements, the Company is not and none of its Subsidiaries are a party to, or bound by, any non-competition agreement or any other Contract or any Order or Authorization which purports to:

(a) materially limit the manner or the location in which the Company or any of its Subsidiaries may conduct any line of business;

(b) materially limit any business practice of the Company or any of its Subsidiaries; or

(c) materially restrict any acquisition or disposition of any assets or property by the Company or any of its Subsidiaries.

28 Business Authorizations

The Company and its Subsidiaries hold, possess and lawfully use in the operation of the Business, all material Authorizations which are necessary for them to conduct the Business and for the ownership and use of the property and assets used by the Company or any of its Subsidiaries (a "Material Authorization"). Each Material Authorization is valid, subsisting and in good standing. Neither the Company nor any of its Subsidiaries are in default or breach of any Material Authorization and no Proceedings are pending or, to the knowledge of the Company, threatened to revoke or limit any Material Authorization. All Material Authorizations are renewable by their terms or in the Ordinary Course without the need for the Company or any of its Subsidiaries to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. The Company is not aware of any fact or circumstances in existence that may result in any Material Authorizations which may be required in the future not being granted in the Ordinary Course.

29 Sufficiency of Assets

The Company and its Subsidiaries hold all material rights, assets and property necessary for the conduct of the Business after the Effective Time substantially in the same manner as it was conducted prior to the Effective Time.

30 No Options, etc.

Except for those preferential rights disclosed in the mineral property reports contained in the Data Room and in the Midstream Marketing Agreements, no Person has any written agreement, option, understanding or commitment, or any right or privilege (whether by law, contractual or otherwise) capable of becoming such, for the purchase or other acquisition from the Company or any of its Subsidiaries of any of their assets other than pursuant to purchase orders for inventory sold in the Ordinary Course.

31 Owned Real Property

Neither the Company nor its Subsidiaries, as applicable, are the registered or beneficial owners of any fee simple interest in real property.

32 Leases and Leased Real Property

(a) Section 32 of the Company Disclosure Letter sets out a complete and accurate list of all leased real property used by the Company (the "Leased Real Property"), and for greater certainty, does not include the Company Interests. The Company is not and none of its Subsidiaries are a party to, or under any agreement to become a party to, any real or immovable property lease other than the Leases. Each Lease is in good standing, creates a good and valid leasehold estate in favour of the Company or any one or more of its Subsidiaries in the Leased Real Properties thereby demised and is in full force and effect. With respect to each Lease where the Company or any of its Subsidiaries is a tenant:

(i) all rents, additional rent and other amounts payable by the tenant under each of the Leases have been paid;

(ii) no waiver, indulgence or postponement of any obligations of the Company or any of its Subsidiaries has been granted by the lessor;

(iii) neither the Company nor any of its Subsidiaries has received a notice to terminate any Lease and to the knowledge of the Company, there exists no event of default or event, occurrence, condition or act which, with the giving of notice, the passage of time or the happening of any other event or circumstance, would become a default under the Lease or, save and except as provided for in the Leases, give rise to a right of amendment, cancellation or termination of the Lease;

(iv) except as set forth in Section 32 of the Company Disclosure Letter, all landlord contributions to tenant improvements under the Leases with respect to the Leased Real Properties have been paid in full or have been fully accrued in the Company Annual Financial Statements;

(v) except as set forth in Section 32 of the Company Disclosure Letter, all improvements and alterations required to be made to the Leased Real Properties by the Company or any one or more of its Subsidiaries pursuant to the terms of the Leases have been completed in all material respects, and none of the Leased Real Properties are currently under construction or renovation;

(vi) except as set forth in Section 32 of the Company Disclosure Letter, no consent is required to be obtained by the Company or any of its Subsidiaries, nor is any notice required to be given by the Company or any of its Subsidiaries under any Lease in connection with the completion of the transactions contemplated by this Agreement; and

(vii) to the knowledge of the Company, all of the covenants to be performed by any landlord party under the Leases have been fully performed.

(b) Section 32 of the Company Disclosure Letter contains a complete and accurate list of all of the Leases including, without limitation, any amendments, modifications, extensions, renewals and supplements of the Leases, and sets out, in respect of each Lease, the identity of the lessor and the tenant, a description of the leased premises (by municipal address and proper legal description), the term of the Lease, and the basic rental payments under the Lease. True, correct and complete copies of all Leases have been provided to the Purchaser. Except as set forth in Section 32 of the Company Disclosure Letter, there are no amendments, modifications, extensions, renewals and supplements to any Lease contemplated or under negotiation.

(c) All of the Leased Real Properties and the improvements and fixtures thereon (collectively, the "Leased Structures") are adequate and suitable for the purpose for which they are presently being used by the Company and its Subsidiaries, as applicable. None of the Leased Real Properties nor any of the Leased Structures, nor their use, operation or maintenance for the purpose of carrying on the Business, violate any applicable Law.

33 Material Contracts

(a) Section 33 of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof and true, correct and complete copies of all Material Contracts as of the date hereof (including all amendments, assignments and supplements thereto) have been provided in the Data Room or delivered to the Purchaser or its Representatives prior to the date hereof.

(b) The Company has and each of its Subsidiaries, as applicable, have performed in all material respects and in a timely manner all of the obligations required to be performed by them and are entitled to all benefits thereunder, and neither the Company nor any of the Subsidiaries have received notice of any default thereunder.

(c) Each Material Contract is legal, valid and binding and in full force and effect and is enforceable against and by, the Company and each of its Subsidiaries that are parties thereto, in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d) There exists no default or event of default or event, occurrence, condition or act which is material and, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a material breach of, or material default or event of default under, or a material violation of any Material Contract.

(e) Neither the Company nor any of its Subsidiaries have received any notice that any party to a Material Contract intends to cancel, terminate or otherwise adversely modify or not renew its relationship with the Company or any of its Subsidiaries and, to the knowledge of the Company, no such action has been threatened.

34 Intellectual Property

(a) There are no:

(i) patents, patent applications, registered trademarks, trademark applications, copyright registrations or copyright applications, or inventions or trade secrets comprising IP Rights owned by the Company or any of its Subsidiaries; or

(ii) licences or similar agreements or arrangements to which Company or any of its Subsidiaries is a party, either as licencee or licensor in respect of IP Rights which are material to the conduct of the Business.

(b) The Company is or one or more of its Subsidiaries are, the exclusive owners of all right, title and interest in and to, or possesses the right to use, the IP Rights used by the Company in the conduct of the Business, free and clear of all Liens other than Permitted Liens. The Company is not and none of its Subsidiaries are bound by, and no owned IP Rights of the Company or any of its Subsidiaries are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce any such IP Rights of the Company or any of its Subsidiaries anywhere in the world.

(c) None of the IP Rights of the Company and each of its Subsidiaries has been adjudged invalid or unenforceable.

(d) In the past three years, the Company has not, and none of its Subsidiaries have, received any written notice of any alleged infringement or misappropriation from any Person with respect to the IP Rights of the Company or any of its Subsidiaries. During such period, to the Company's knowledge, the Company has not, and none of its Subsidiaries have, infringed and are not currently infringing on the IP Rights of any other Person. No Person is infringing or, to the knowledge of the Company is threatening to infringe, upon or otherwise violate, any of the IP Rights of the Company or any of its Subsidiaries. There are no licences or similar Contracts in respect of IP Rights which are material to the conduct of the Business and as such, there are no disagreements, disputes or otherwise any outstanding royalties to be paid in respect of same.

(e) The Company has and each of its Subsidiaries have the full right and authority to use, and to continue to use after the Effective Time, their IP Rights in connection with the conduct of the Business in the manner presently conducted. The IP Rights of the Company and its Subsidiaries are sufficient to conduct the Business as presently conducted. All licences to which the Company or any of its Subsidiaries is a party relating to IP Rights are in good standing, binding and enforceable in accordance with their respective terms and no default exists on the part of the Company or any of its Subsidiaries thereunder and no royalty or other fee is required to be paid by the Company or any of its Subsidiaries to any Person, other than the respective licensors of such IP Rights, where applicable, in respect of the use of any such IP Rights.

(f) All of the IP Rights of the Company or any of its Subsidiaries developed or created by employees, consultants or contractors of the Company or any of its Subsidiaries has properly vested to the exclusive benefit of the Company or a Subsidiary of the Company, as the case may be. No current or former shareholder, officer, director, employee, consultant or contractor of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any IP Rights of the Company or any of its Subsidiaries.

(g) With the exception of applications and registrations abandoned in the Ordinary Course, and which do not form part of the IP Rights of the Company or any of its Subsidiaries, all applications for registration and all registered IP Rights of the Company and its Subsidiaries are in good standing, have been maintained, renewed or caused to be maintained or renewed and are in full force and effect or have otherwise been filed in a timely manner within the appropriate offices to preserve the rights thereto and assignments have been recorded in favour of the Company or a Subsidiary of the Company to the extent recordation within a timely manner is required to preserve the rights thereto.

(h) The Company has and each of its Subsidiaries have used commercially reasonable efforts (including measures to protect secrecy, trade secrets and confidentiality, where appropriate) to protect their IP Rights and confidential information.

35 Information Technology

(a) Section 35 of the Company Disclosure Letter sets out a complete and accurate list of material Information Technology with a value exceeding [amount redacted] owned, licenced, used or held for use by the Company or any of its Subsidiaries other than off-the-shelf software (collectively, the "Corporate IT").

(b) The use of any Corporate IT by the Company or any of its Subsidiaries does not exceed the scope of the rights granted to the Company and its Subsidiaries with respect thereto, including any applicable limitation upon the usage, type or number of licences, users, hardware, time, services or systems.

(c) The Company and each of its Subsidiaries has in place appropriate physical, organizational and technological security measures, processes and safeguards to secure the Corporate IT and business data from unauthorized use, copying or disclosure that a reasonably prudent and diligent commercial entity would undertake in similar circumstances.

(d) In the past three years, no written notice of a defect or default has been sent or received by the Company or any of its Subsidiaries in respect of any licence or lease under which the Company or any of its Subsidiaries receive or obtain Information Technology.

(e) The Company and each of its Subsidiaries maintains commercially reasonable data back-up procedures and data recovery procedures and tools to safeguard against loss or corruption of business or customer data in the event of a failure of the Corporate IT. To the Company's knowledge, there has been no unauthorized access or breach of or security incident relating to the Corporate IT at any point within the last three years prior to the date hereof.

36 Insurance

The property and assets used in the Business are insured against loss or damage by all insurable hazards and risks on a replacement cost basis. Section 36 of the Company Disclosure Letter contains a complete and accurate list of insurance policies that are maintained by or on behalf of the Company and its Subsidiaries and sets out, in respect of each policy, a description of the type of policy, the name of insurer, the coverage, the expiration date, the annual premium and any pending claims. The Company is not and none of its Subsidiaries are in material default with respect to any of the provisions contained in the insurance policies or the payment of any premiums under any insurance policy and have not failed to give any notice or to present any material claim under any insurance policy in a due and timely fashion. Since February 24, 2023, there has been no material change in the relationship of the Company or any of its Subsidiaries with their insurers, the availability of coverage, or the premiums payable pursuant to the policies. Section 36 of the Company Disclosure Letter contains a complete and accurate description of all material claims, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of the Company or any of its Subsidiaries in the past three years. True, correct and complete copies of all insurance policies held by or on behalf of the Company and its Subsidiaries and the most recent inspection reports received from insurance underwriters have been delivered to the Purchaser.

37 Litigation

Except as set out in Section 37 of the Company Disclosure Letter, there is no Proceeding by any Person (including the Company or any of its Subsidiaries), nor any Proceeding by or before any Governmental Authority, current or pending or, to the knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries, any of their officers or directors (in their capacity as such), the Company Shares, the Business, or any property or assets currently or formerly owned or used by the Company or any of its Subsidiaries. In the past three years, the Company has not and none of its Subsidiaries have been subject to any Order entered in any Proceeding and the Company has not and none of its Subsidiaries have settled any claim prior to being sued or prosecuted or a judgment being given in respect of any of them.

38 Taxes

(a) Except as set out in Section 38 of the Company Disclosure Letter, the Company and each of its Subsidiaries have duly and timely prepared all material Tax Returns required by applicable Law to be filed by them prior to the date hereof and all such Tax Returns have been filed with the appropriate Tax Authorities within the prescribed period in accordance with all applicable Law. The Company has and each of its Subsidiaries have reported all income and all other amounts and information required by applicable Law to be reported on each such Tax Return and each such Tax Return is true, correct and complete in all material respects.

(b) The Company each of its Subsidiaries have paid, within the prescribed period, all Taxes and instalments of Taxes which were required to be paid to any Tax Authority pursuant to applicable Law prior to the date hereof. No deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against it by any Tax Authority.

(c) The Company and each of its Subsidiaries have correctly calculated and duly filed all claims for federal and provincial Tax credits (including refundable or reimbursable Tax credits). Neither the Company nor any its Subsidiaries have applied for, claimed or received a refund of Tax (or amount deemed for purposes of the Tax Act to be an overpayment of Tax) to which they were not entitled pursuant to applicable Law.

(d) Except as set out in Section 38 of the Company Disclosure Letter, the Company and each of its Subsidiaries have duly and timely withheld or collected from any amount paid or credited to any Person the amount of all Taxes or other amounts required by applicable Law to be withheld or collected from any amount paid or credited to any Person (including Taxes and other amounts required to be withheld or collected by it in respect of any amount paid or credited by it to or for the account or benefit of any current or former shareholder, employee, officer or director and any Person not resident in Canada for purposes of the Tax Act) and has duly and in a timely manner remitted the same to the appropriate Tax Authority within the time prescribed under any applicable Law.

(e) There are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of any Taxes. No event has occurred or circumstance exists which would reasonably be expected to give rise to or serve as a valid basis for the commencement of any such Proceeding, investigation or audit against the Company or any of its Subsidiaries. Other than as set forth in Section 38 of the Company Disclosure Letter, there are no matters under discussion, audit or appeal with any Tax Authority relating to Taxes of the Company or any of its Subsidiaries. All Tax Returns of the Company and each of its Subsidiaries for taxation years ending on or before February 22, 2023 have been assessed by the relevant Tax Authority and have been made available to the Purchaser for review.

(f) Neither the Company nor any of its Subsidiaries have requested or entered into any agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Company or any of its Subsidiaries.

(g) All Tax Returns and all material written communications to or from any Tax Authority relating to the Taxes of the Company and each of its Subsidiaries that have been made available to the Purchaser were true, correct and complete in all material respects.

(h) Except as set out in Section 38 of the Company Disclosure Letter, the Company and each of its Subsidiaries have duly and timely collected all material amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable Law to be collected by them and have duly and timely remitted to the appropriate Tax Authority any such amounts required by applicable Law to be remitted by them.

(i) Neither the Company nor any of its Subsidiaries have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of the Company or any Subsidiary that have not yet been fully expended and renounced.

(j) There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(k) Neither the Company nor any of its Subsidiaries have requested, entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(i) to file any Tax Return;

(ii) to file any elections, designations or similar filings relating to Taxes;

(iii) it is required to pay or remit any Taxes or amounts on account of Taxes; or

(iv) any Tax Authority may assess or collect Taxes.

(l) Except as set out in Section 38 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have entered into any agreement with, or provided any undertaking to, any Person pursuant to which it has assumed liability for the payment of Taxes owing by such Person.

(m) The Company and each of its Subsidiaries has, at all relevant times, been and is a "taxable Canadian corporation" for the purposes of the Tax Act. Neither the Company nor any of its Subsidiaries have been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Tax Authority outside Canada.  No request to file a Tax Return has ever been made by a Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns.

(n) Neither the Company nor any of its Subsidiaries has entered into any agreements contemplated by section 191.3 of the Tax Act.

(o) Other than as set forth in the Company Disclosure Letter, none of Section 17, subsection 18(4), or Sections 78, 79, 80, 80.01, 80.02, 80.03 and 80.04 of the Tax Act, or any equivalent provision of the Laws of any other jurisdiction, has applied or will apply to the Company or any of its Subsidiaries at any time on or before the Effective Time.

(p) Neither the Company nor any of its Subsidiaries has acquired property from a Person not dealing at "arm's length" (within the meaning of the Tax Act) with the Company or such Subsidiary, for consideration, the value of which is less than the fair market value of the property, in circumstances which could subject it to a liability under section 160 of the Tax Act or section 325 of the Excise Tax Act (Canada) or any equivalent section in any other Laws relating to Taxes. The value of the consideration paid or received by the Company and each of its Subsidiaries for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a non-arm's length Person is equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided.

(q) The Company and each of its Subsidiaries have complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).

(r) Neither the Company nor any of its Subsidiaries has received any requirement pursuant to section 224 of the Tax Act or the equivalent provision of any provincial law which remains unsatisfied in any respect.

(s) As at February 23, 2023, the aggregate tax pools, determined for the purposes of the Tax Act and not expired, of each of the Company and its Subsidiaries are not more than [percentage redacted] less than the amount set forth in the Company Disclosure Letter.

(t) Neither the Company nor any of its Subsidiaries have been party to any "reportable transaction", as defined in section 237.3 of the Tax Act or to any "notifiable transaction", as defined in section 237.4 of the Tax Act.

39 Title to Oil and Gas Assets

(a) The Company does not have reason to believe that the Company or any of its Subsidiaries, as applicable, does not have title to the interests in and to the oil and gas properties, assets and rights as described in the Data Room (including the mineral property report contained therein) or the irrevocable right to produce and sell the petroleum, natural gas and related hydrocarbons produced or producible therefrom (the foregoing are referred to as the "Company Interests").

(b) Subject to the Material Contracts, the terms of the title and operating documents (excluding terms respecting encumbrances, reductions in interest, burdens or royalties which are customarily set out in a mineral property report) and the information set out in the mineral property report, and except for Permitted Liens or Liens disclosed in Section 39 of the Company Disclosure Letter, the Company Interests are free and clear of defects, encumbrances, reductions in interest, burdens, royalties, Liens, failures, impairments of title and adverse claims created by, through or under the Company or any of its Subsidiaries or of which they have knowledge.

(c) There are no actions, suits, proceedings or inquiries filed against, or to the knowledge of the Company, pending or threatened, against the Company or any of its Subsidiaries regarding failures or impairments in the title of the Company or any of its Subsidiaries to their respective oil and natural gas properties, assets and rights, nor to the knowledge of the Company is any such action, suit, proceeding or inquiry reasonably expected.

(d) Subject to Permitted Liens or Liens disclosed in Section 39 of the Company Disclosure Letter, the Material Contracts, the title and operating documents and the information set out in the mineral property report, the Company and/or its Subsidiaries own the interests in the facilities and pipelines as set forth in Section 39 of the Company Disclosure Letter, free and clear of defects, encumbrances, Liens, failures, impairments of title and adverse claims created by, through or under the Company or any of its Subsidiaries or of which they have knowledge.

40 Reserves Report

The Company has no reason to believe that the Reserves Report was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, the Company has no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in the Reserves Report. The Company has provided to McDaniel & Associates Consultants Ltd., prior to the issuance of the Reserves Report for the purpose of preparing such report, all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and natural gas assets of the Company and its Subsidiaries, in each case as at the effective date of such report, and, in particular, all material information respecting the interests of the Company and its Subsidiaries in their respective principal oil and natural gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the date thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

41 Processing and Transportation Commitments

Except as set forth in Section 41 of the Company Disclosure Letter, the Company and its Subsidiaries have sufficient rights (including capacity and priority rights) under the Marketing and Midstream Agreements to handle, process, transport and/or dispose of (as the case may be) volumes of petroleum, natural gas and related substances currently being produced.

42 Royalties, Rentals and Taxes Paid

All royalties and rentals payable under the leases and other title and operating documents pertaining to the oil and gas assets of the Company and its Subsidiaries and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner.

43 Receipt of Revenues

The Company and its Subsidiaries, as applicable, have been receiving the share of the net proceeds of production from their assets attributable to their interests in such assets and no Person has provided the Company with written notice of, nor does the Company have any knowledge of, a claim by any Person that the Company or its Subsidiaries, as applicable, is not entitled to such amounts, with the possible exception of: (i) Claims of accounting errors, audits or adjustments which do not challenge the percentage share of revenues to which it is entitled and which are not material; and (ii) Claims subject to resolution through insolvency, receivership, or bankruptcy proceedings involving third parties.

44 Seismic

Neither the Company nor its Subsidiaries own an interest in any seismic and the only licenses respecting seismic which the Company or any of its Subsidiaries holds is as set forth in Section 44 of the Company Disclosure Letter. There are no fees or other amounts in excess of $600,000, individually or in the aggregate, payable under the arrangements described in Section 44 of the Company Disclosure Letter in connection with the completion of the Arrangement or the other transactions contemplated under this Agreement.

45 Outstanding Authorizations For Expenditures

Other than as set forth in Section 45 of the Company Disclosure Letter, as at October 31, 2023, there is no authorization for expenditure, cash call or similar approval approved by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries will be obliged to a third party to make or advance money in respect of expenditures with respect to the Company or any of its Subsidiaries' assets or properties, the Company or the applicable Subsidiary's outstanding share of which is reasonably expected to exceed $50 million, individually or in the aggregate.

46 Tangible Property

The tangible depreciable property used or intended for use in connection with the oil and natural gas assets of the Company and its Subsidiaries:

(a) for which the Company or any of its Subsidiaries was or is operator, was or has been constructed, operated, maintained and, if applicable, abandoned in accordance with good oil and natural gas industry practices in Canada and all material requirements of applicable Laws during all periods in which the Company or any of its Subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the Ordinary Course;

(b) for which the Company or any of its Subsidiaries was not or is not operator, to the knowledge of the Company, was or has been constructed, operated, maintained and, if applicable, abandoned in accordance with good oil and natural gas industry practices in Canada and all material requirements of applicable Laws during all periods in which the Company or any of its Subsidiaries was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the Ordinary Course; and

(c) to the extent it is considered capital tangible depreciable property, is not subject to any sale, lease-back or similar arrangement or, except as set forth in Section 46 of the Company Disclosure Letter with respect to any such individual property with a value in excess of [amount redacted].

47 No Areas of Mutual Interest

Other than as set forth in Section 47 of the Company Disclosure Letter, there are no active areas of mutual interest provisions or areas of exclusion in any of the Contracts or otherwise to which the Company, any of its Subsidiaries, or any of their respective assets are subject.

48 Take or Pay and Offset Obligations

Other than as set forth in Section 48 of the Company Disclosure Letter:

(a) neither the Company nor any of its Subsidiaries has or will be subject to any Take or Pay Obligations;

(b) neither the Company nor any of its Subsidiaries has received any offset notices under the terms of any lease that remain outstanding in any material respect; and

(c) neither the Company nor any of its Subsidiaries has received any advance payments for petroleum substances or services not already delivered or provided prior to receipt of payment.

49 Swaps

Other than as set forth in the Company Annual Financial Statements or as set forth in Section 49 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries currently has or is subject to any outstanding Derivative Contracts.

50 Joint Venture or Royalty Audits

Other than as set forth in Section 50 of the Company Disclosure Letter, there are no material ongoing, threatened or potential: (i) joint venture audits by the Company, any Subsidiary or any third party; or (ii) royalty audits, in each case which relate to or affect the Company, any Subsidiary or the Business, nor to the knowledge of the Company is there any fact or circumstance in existence or contemplated that would be the basis for any such audit outside of the Ordinary Course.

51 Production Allowables

None of the wells in which the Company or any of its Subsidiaries holds an interest has been produced in excess of applicable production allowables imposed by any applicable Laws or any Governmental Authority and the Company does not have any knowledge of any impending change in production allowables imposed by any applicable Law or any Governmental Authority that may be applicable to any of the wells in which it or any of its Subsidiaries holds an interest, other than changes of general application in the jurisdiction in which such wells are situate.

52 Production Penalties

Neither the Company nor any of its Subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority and, to the Company's knowledge, none of the wells in which the Company or any of its Subsidiaries holds an interest is subject to any such penalty or restriction.

53 Leases and Title Documents

(a) Neither the Company nor any of its Subsidiaries has received notice of any default under any of the leases or other title and operating document or any other agreement or instrument pertaining to its oil and natural gas assets to which it is a party or by or to which it or any such assets are bound or subject; and

(b) to the knowledge of the Company:

(i) the Company and each of its Subsidiaries, as applicable, is in good standing under all, and is not in default under any; and

(ii) there is no condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and natural gas assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of the Company, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder.

54 Environmental Matters

(a) Each of the Company, its Subsidiaries and the Business is and has always been in material compliance with all Environmental Laws applicable to it and neither the Company nor any of its Subsidiaries have ever been charged with any offence under any Environmental Laws.

(b) Other than as set forth in Section 54 of the Company Disclosure Letter, since January 1, 2022 the Company has not and none of its Subsidiaries have received any notice of, and the Company does not have any knowledge of, any Orders or Proceedings with respect to the Business or the assets (or former assets while the Company or any of its Subsidiaries was the owner or operator thereof) of the Company or any of its Subsidiaries, in regards to any alleged breach, non-compliance, default, or liability under any Environmental Laws.

(c) The Company has and each of its Subsidiaries have obtained all Material Authorizations required by Environmental Laws for the operation of the Business and the assets of the Company or any of its Subsidiaries, and the Company has and each of its Subsidiaries has been since January 1, 2022 and is currently in material compliance with all such Material Authorizations.

(d) The Company has not and none of its Subsidiaries have received any written or oral notice of, nor has the Company or any of its Subsidiaries any knowledge of, any Proceeding or Order, pending or threatened by any Governmental Authority to revoke, suspend, modify, or limit any Material Authorizations required by Environmental Laws for the operation of the Business or the ownership of the assets of the Company or its Subsidiaries.

(e) No Material Authorizations issued to the Company or any of its Subsidiaries pursuant to Environmental Laws will become void or voidable as a result of the completion of the Arrangement nor, subject to normal course post-closing filings, is any consent, notice, or other approval required in connection with the Arrangement in order to maintain any such Material Authorizations in full force and effect.

(f) The Company, each of its Subsidiaries and the Business are in material compliance with all financial assurance requirements prescribed by Environmental Laws or any Orders or Material Authorizations issued pursuant to Environmental Laws, and the Company has not and none of its Subsidiaries have received notice and the Company has no knowledge of any Proceeding pending or threatened, by any Governmental Authority to modify or increase any applicable financial assurance requirements specific to the Company or its Subsidiaries.

(g) Other than as disclosed in any government registry in Alberta respecting the Environment, and the non-reportable spills listed in Section 54 of the Company Disclosure Letter, the Company has not and none of its Subsidiaries have caused or permitted any Release, at any location, except where and then only to the extent that such Release is permitted by applicable Environmental Laws or any Authorizations issued pursuant to applicable Environmental Laws.

(h) Other than as set forth in Section 54 of the Company Disclosure Letter, there are no Hazardous Substances on, at, under, migrating from, migrating to, or originating from the Business, the Leased Real Properties, the Company Interests or any of the other assets of the Company or its Subsidiaries which is in breach of any Applicable Laws or any Material Authorizations.

(i) Since January 1, 2022, the Company has not and none of its Subsidiaries have received any notice of, nor is there any issued, outstanding, pending, or threatened Orders or Proceedings with respect to any Hazardous Substances on, at, under, migrating from, migrating to, or originating from the Business, the Leased Real Properties, the Company Interests or any of the other assets of the Company or its Subsidiaries.

(j) The Company has disclosed to the Purchaser all environmental reports, including site assessments, sampling results, environmental audits and compliance audits in the possession of the Company that relate to the Company, any of its Subsidiaries, the Business, the Leased Real Properties, the Company Interests or any other assets of the Company or its Subsidiaries, including reports relating to any offsite migration of Hazardous Substances.

(k) Except in the Ordinary Course and as set forth in Section 54 of the Company Disclosure Letter, no work or additional expenditure is required in relation to the Business, the Leased Real Properties, the Company Interests or any of the other assets of the Company or its Subsidiaries to ensure compliance with applicable Environmental Laws or Material Authorizations issued pursuant to applicable Environmental Laws.

(l) Other than as set forth in Section 54 of the Company Disclosure Letter, the Company, each of its Subsidiaries, and the Business currently meet all applicable greenhouse gas emission standards, reporting requirements and limits prescribed by applicable Environmental Laws and no cost or expenditure, including the payment of charges, fees, or the purchase or retirement of compliance credits or units, will be required for the 2023 compliance period.

55 Employee Matters

(a) Except for the Contracts listed in Section 55 of the Company Disclosure Letter (the "Employee Material Contracts") and the Employee Plans, the Company is not and none of its Subsidiaries are party to, subject to, or affected by:

(i) any written employment Contract;

(ii) any verbal employment Contract that is not terminable upon providing reasonable notice at common law;

(iii) any written Contract with a Person acting as an agent, independent contractor or dependent contractor providing services to the Company or any of its Subsidiaries;

(iv) any certification Orders; or

(v) any policies, procedures, practices or programs whether written or otherwise, that set out material terms and conditions of employment or engagement.

True, correct and complete copies of the Employee Material Contracts have been provided to the Purchaser.

(b) Section 55 of the Company Disclosure Letter includes a complete and accurate list of all employees, agents, independent contractors and dependent contractors of the Company and its Subsidiaries. The list has been prepared in compliance with applicable Privacy Laws and includes, to the extent applicable, with respect to each individual:

(i) their position or title with the Company and any of its Subsidiaries;

(ii) the terms and conditions of employment;

(iii) the current wages, salaries or hourly rate of pay and bonus (whether monetary or otherwise) paid since the beginning of the most recently completed financial year or payable in the current financial year of the Company;

(iv) the date upon which the wage, salary, rate or bonus became effective;

(v) the date upon which such individual was first hired or engaged;

(vi) the Employee Plans in which the individual participates;

(vii) their present status with respect to any leaves of absence longer than three weeks; and

(viii) their vacation entitlement or vacation pay.

(c) Other than as listed in Section 55 of the Company Disclosure Letter, no Company Employee is on a leave of absence longer than three weeks.

(d) The Company has and each of its Subsidiaries have performed all of the material obligations required to be performed by them and are entitled to all benefits under, and are not alleged to be in default of, any Employee Material Contract. Each of the Employee Material Contracts is in full force and effect, and unamended. The Company is not and none of its Subsidiaries are in breach of any of their obligations thereunder and there exists no default or event of default or event, occurrence, condition or act (including the completion of the Arrangement) which, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a material breach of any Employee Material Contract.

(e) To the knowledge of the Company, no Proceeding has been filed, made or commenced against the Company or any of its Subsidiaries in respect of, concerning or affecting any of the Company Employees.

(f) The Company has and each of its Subsidiaries have observed and complied in all material respects with the material provisions of all applicable Law respecting employment, including employment standards Laws as well as Laws relating to human rights, occupational health and safety, workplace safety and insurance, labour relations and pay equity.

(g) To the knowledge of the Company, there are no Proceedings by any Person (including the Company and any Governmental Authority) or any Proceedings threatened against or affecting the Company or any of its Subsidiaries in respect of employment matters. To the knowledge of the Company, no event has occurred or circumstance exists which may give rise to or serve as a valid basis for the commencement of any such Proceeding or other Proceedings by or against the Company in respect of employment matters. The Company is not and none of its Subsidiaries are subject to any Order entered in any Proceeding nor have the Company or any of its Subsidiaries settled any claim prior to being sued or prosecuted in respect of employment matters.

(h) There are no outstanding decisions or settlements or pending settlements under any applicable employment Laws which place any obligation upon the Company or any of its Subsidiaries to do or refrain from doing any act, or which place a financial obligation upon the Company or any of its Subsidiaries.

(i) In the past three years, the Company has not and none of its Subsidiaries has received any written remedial Order, notice of offence or conviction under occupational health and safety, pay equity or employment standards Laws. The Company has and each of its Subsidiaries have performed all of their material financial obligations under such Laws which are owed to the Company Employees and the Governmental Authority having jurisdiction over such matters.

(j) The Company has and each of its Subsidiaries has developed and implemented all necessary employee policies as set out in Section 55 of the Company Disclosure Letter.

(k) The Company is not and none of its Subsidiaries are party to a collective agreement (including any related documents or agreements including letters of understanding, letters of intent and other written communications with bargaining agents for the Company Employees which impose any obligations upon the Company or any of its Subsidiaries). The Company has not and none of its Subsidiaries have entered into nor are they bound by any Contract with any labour union or employee association. The Company has not and none of its Subsidiaries have made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements, and are not party to any certification of any such union with regard to a bargaining unit.

(l) There are no ongoing union drives. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:

(i) holds bargaining rights with respect to any of the Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights;

(ii) has applied to be certified as the bargaining agent of any of the Company Employees; or

(iii) has applied to have the Company or any of its Subsidiaries declared a related employer pursuant to the provisions of applicable Law.

There is no labour strike, picketing, slow down, work stoppage or lock out, existing, pending, or to knowledge of the Company, threatened against or directly or indirectly affecting the Business, the Company or any of its Subsidiaries or any of their operations.  The Company has not and none of its Subsidiaries have, experienced any labour strike, picketing, slowdown, work stoppage, lock out or other collective labour action by or with respect to the Company Employees. There are no charges or complaints pending or threatened with respect to or relating to the Company or any of its Subsidiaries before any Governmental Authority in relation to unlawful labour practices.  The Company has not and none of its Subsidiaries have received any written notice from any such Governmental Authority responsible for the enforcement of labour Laws of an intention to conduct an investigation of the Company or any of its Subsidiaries concerning their labour practices.

56 Employee Benefit Plans

(a) Section 56 of the Company Disclosure Letter sets out a true, correct and complete list and, where appropriate, a description of all retirement, pension, supplemental pension, savings, retirement savings, retiring allowance, bonus, profit sharing, stock purchase, stock option, phantom stock, share appreciation rights, deferred compensation, severance or termination pay, change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, unemployment benefits, vacation, incentive, compensation or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that is maintained or otherwise contributed to, or required to be contributed to, by or on behalf of the Company or any of its Subsidiaries for the benefit of current or former Company Employees, directors, officers, shareholders, independent contractors or agents of the Company or any of its Subsidiaries, other than government sponsored pension, employment insurance, workers compensation and health insurance plans (collectively, the "Employee Plans").  Each of the Employee Plans that is a registered pension plan under the Tax Act is designated as such in Section 56 of the Company Disclosure Letter (collectively, the "Employee Pension Plans").

(b) Each Employee Plan:

(i) has been maintained and administered in compliance with its terms and with the requirements of all applicable Law; and

(ii) is in good standing in respect of such requirements and Laws.

(c) Each Employee Plan that is required to be registered under applicable Law is duly registered with the appropriate Governmental Authorities.

(d) All contributions or premiums required to be paid, deducted or remitted and all obligations required to be performed by the Company or any of its Subsidiaries pursuant to the terms of any Employee Plan or by applicable Law, have been paid, deducted, remitted or performed, as the case may be, in a timely fashion and there are no outstanding defaults or violations with respect to same.

(e) To the knowledge of the Company, there are no Proceedings pending or threatened with respect to the Employee Plans (other than routine claims for benefits) and no event has occurred nor do circumstances exist that may result in such a Proceeding.

(f) There is no pending termination or winding-up procedure in respect of any of the Employee Plans, and no event has occurred or circumstance exists under which any of the Employee Plans could reasonably be expected to be declared terminated or wound-up, in whole or in part.

(g) No Employee Plan has a deficit and the liabilities of the Company and its Subsidiaries in respect of all Employee Plans are properly accrued and reflected in the most recently filed unaudited consolidated interim financial statements of the Company.

(h) The Company has delivered true, correct and complete copies of each of the following to the Purchaser:

(i) the text of all Employee Plans (where no text exists, a summary has been provided) and any related trust agreements, insurance contracts or other documents (including the original documents and all amendments, restatements or replacements since their establishment) governing those plans, all as amended to the date of this Agreement;

(ii) all materials relating to the Employee Plans distributed to new or existing members of such plan in the last three years;

(iii) the two most recent actuarial valuations of each Employee Plan filed with applicable Governmental Authorities for which such valuation is required by applicable Law and, where an actuarial valuation has been prepared in respect of an Employee Plan but has not been filed with a Governmental Authority, the most recent of such valuations;

(iv) the most recent accounting and certified financial statement of each Employee Plan for which such statement is made;

(v) all legal opinions relating to the administration or funding of any Employee Plan; and

(vi) the most recent annual information returns filed with Governmental Authorities in respect of each Employee Plan for which such filing is required by applicable Law.

No fact, condition or circumstances exists or has occurred since the date of those documents which would affect or change the information contained in them.

(i) No event has occurred and there has been no failure to act on the part of either the Company, any of its Subsidiaries or a trustee or administrator of any Employee Plan that could subject the Company, any of its Subsidiaries or such trustee or administrator or the Employee Plan to the imposition of any Tax or other liability, whether by way of indemnity or otherwise.

(j) No promises or commitments have been made by the Company or any of its Subsidiaries to amend any Employee Plan, to provide increased benefits or to establish any new benefit plan.

(k) There have been no withdrawals or improper applications or transfers of funds or assets to or from any Employee Pension Plan.

(l) The Company has not and none of its Subsidiaries have taken any contribution holidays under any Employee Pension Plan. To the extent a contribution holiday was taken, the Company was and its Subsidiaries were entitled under the terms of the Employee Pension Plan and applicable Law to do so.

(m) No modifications or amendments have been made to any of the provisions of any of the Employee Pension Plans in respect of the ownership of surpluses on plan wind-up or the right of the employer to take contribution holidays.  The provisions of the Employee Pension Plans relating to ownership of surpluses on plan wind-up and the rights of the employer to take contributions holidays are valid and fully enforceable pursuant to applicable Law.

(n) None of the Employee Pension Plans has ever been the subject of a conversion or a merger.

(o) The completion of the Arrangement will not, alone or together with any additional or subsequent event, result in or require any payment or severance, or the acceleration, vesting or increase in benefits under any Employee Plan.

(p) All data necessary to administer each Employee Plan is in the possession of the Company, its Subsidiaries or their agents and is in a form which is sufficient for the proper administration of each Employee Plan in accordance with its terms and all applicable Law and such data is complete and correct.

(q) Except for the Employee Pension Plans, the Company has no and none of its Subsidiaries have any obligation to provide any employment benefits to any current, former or retired Company Employees.

(r) None of the Employee Plans which are funded or administered through an insurance contract require or permit retroactive increases or assessments in premiums or payments.

(s) The Company is not, nor is it required to and none of its Subsidiaries are or are required to, contribute to any multi-employer pension or benefit plan.  None of the Employee Plans is a multi-employer pension or benefit plan.

(t) Each of the Employee Plans can be amended or terminated without restrictions and the Company has or one or more of its Subsidiaries have the unrestricted power and authority to amend or terminate the Employee Plans.

57 Privacy Laws

(a) The Company has and each of its Subsidiaries have complied and are complying in all material respects with all applicable Privacy Laws, including in connection with the collection, use, storage and disclosure of Personal Information. The Company has not and none of its Subsidiaries have received any written complaint or notice of any breach or violation by them of any such Privacy Laws.

(b) To the Company's knowledge, the Company has not and none of its Subsidiaries have disclosed, made available or provided Personal Information to third parties for any purpose except in compliance with, or as required by, Law.

(c) To the Company's knowledge, the Company has and each of its Subsidiaries have at all times provided proper notice of their privacy practices and obtained any necessary consents from data subjects required for the processing of Personal Information by or on their behalf.

(d) To the Company's knowledge, in the past three years, there has been no actual or suspected, unauthorized use, access or disclosure of any of the Company's or any of its Subsidiaries data, including Personal Information.

58 Anti-Spam Laws

(a) To the Company's knowledge, the Company has and each of its Subsidiaries have complied in all material respects with applicable Anti-Spam Laws. The Company has and each of its Subsidiaries have an express or implied consent that complies with consent requirements under applicable Anti-Spam Laws, or is otherwise permitted under applicable Anti-Spam Laws, to send Commercial Electronic Messages to each Electronic Address in its marketing and advertising database, including customers, prior customers, prospective customers and other third party contacts.

(b) To the Company's knowledge, the Company has not and none of its Subsidiaries have received any complaints regarding a material breach of Anti-Spam Laws.

59 Sanctions, AML and Anti-Corruption Laws

(a) The Company and each of its Subsidiaries are in compliance with all AML Laws applicable to them. There are currently no Proceedings by or before any Governmental Authority regarding any offense or alleged offences under any AML Laws involving the Company or any of its Subsidiaries or, to the Company's knowledge, their respective directors or officers and, to the Company's knowledge, no such Proceeding is pending or has been threatened.

(b) The Company has not and none of its Subsidiaries have carried on business in a manner which violates or in the past five (5) years violated any Sanctions nor are any of them the subject of any investigation or inquiry relating to Sanctions or Sanctioned Persons by a Governmental Authority and, to the Company's knowledge, no such Proceeding is pending or has been threatened.  Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective directors or officers is currently a Sanctioned Person or engaging in any dealings or transactions with a Sanctioned Person in violation of applicable Law.

(c) Neither the Company nor its Subsidiaries nor, to the knowledge of the Company, their respective directors or officers have in the past five (5) years: offered, paid, promised to pay, or authorized the payment of anything of value, including cash, checks, wire transfers, tangible or intangible gifts, favors, entertainment or services (including any facilitation payments) to any employee or representative of a Governmental Authority while knowing (as defined in Anti-Corruption Laws) or having reason to know that all or some portion would be used for the purpose of: (a) influencing any act or decision of an employee or representative of a Governmental Authority, including a decision to fail to perform official functions; (b) inducing any employee or representative of a Governmental Authority to do or omit to do any act in violation of the lawful duty of such person; or (c) inducing any employee or representative of a Governmental Authority to use influence with any government, department, agency, or instrumentality in order to assist the Company or any subsidiary in obtaining or retaining business with, or directing business to any person or otherwise securing for any Person an improper advantage.

(d) The Company has and each of its Subsidiaries have developed policies, programs, and internal controls designed to promote and achieve compliance by them with all AML Laws and Anti-Corruption Laws applicable to them.

(e) The Company has not and none of its Subsidiaries have breached or violated any applicable Law regulating lobbying activities or campaign contributions which breach or violation could have an adverse effect on:

(i) the Company's or any of its Subsidiaries ability to conduct the Business in the Ordinary Course after the Effective Time; or

(ii) the ability of the Company to complete the Arrangement.

60 Brokers

Except for the engagement by the Company of financial advisors in connection with the Arrangement and the fees to be paid to such financial advisors for an aggregate amount not to exceed the amount set forth in Section 64 of the Company Disclosure Letter, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries, or any of their respective directors, officers or employees. The Company has made true and complete disclosure to the Purchaser of its estimate (based on certain assumptions) of all fees, commissions or other payments that may be incurred pursuant to the engagement of its financial advisors or that may otherwise be payable to its financial advisors.

61 Fairness Opinions

The Company Board has received the CIBC Fairness Opinion and the Company has been authorized by CIBC World Markets Inc. to permit inclusion of the CIBC Fairness Opinion and references thereto in the Company Circular. The Company Special Committee has received the Peters Fairness Opinion and the Company has been authorized by Peters & Co. Limited to permit inclusion of the Peters Fairness Opinion and references thereto in the Company Circular.

62 Purchaser Termination Fee

The Company has sufficient funds available to pay the Purchaser Termination Fee in the event of a Purchaser Damages Event and all other fees and expenses for which the Company is responsible under the terms of this Agreement.

63 Net Debt

The Company's Net Debt as of September 30, 2023, was not more than the amount set forth in Section 63 of the Company Disclosure Letter.

64 Executive Severance and Transaction Costs

The aggregate amount of the Executive Severance shall not exceed the amount set forth in Section 64 of the Company Disclosure Letter and the aggregate amount of the Transaction Costs shall not exceed the amount set forth in Section 64 of the Company Disclosure Letter (the "Transactions Costs Cap") and insofar as the Transaction Costs:

(a) the aggregate financial advisory fees to be incurred by the Company and any of its Subsidiaries shall not exceed the amount set forth in Section 64 of the Company Disclosure Letter;

(b) the aggregate legal expenses to be incurred by the Company and any of its Subsidiaries shall not exceed the amount set forth in Section 64 of the Company Disclosure Letter; and

(c) the aggregate costs to be incurred by the Company and any of its Subsidiaries to obtain any "tail" policies for directors' and officers' liability insurance in accordance with Section 4.11 shall not exceed the amount set forth in Section 64 of the Company Disclosure Letter, provided that the expenses and costs incurred by the Company in connection with paragraphs (b) and (c) above may exceed the amounts set forth in Section 64 of the Company Disclosure Letter on an aggregate basis by [amount redacted], and if such additional expenses and costs are incurred by the Company, the Transaction Costs Cap will be increased by the aggregate amount of such additional expenses and costs.

Appendix D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1 Incorporation and Corporate Power of the Purchaser

The Purchaser is a corporation formed, organized and existing under the laws of the Province of Alberta and has the corporate power and capacity to own and operate its property and assets, carry on its business as now conducted, and to own, lease and operate its assets and properties, and enter into and perform its obligations under this Agreement.

2 Corporate Authorizations

The execution and delivery of this Agreement, the performance by the Purchaser of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement

(a) have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the completion of the Arrangement or the other transactions contemplated under this Agreement; and

(b) do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents, or by-laws.

3 No Conflict with Authorizations, Laws, etc.

The execution and delivery of this Agreement by the Purchaser, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a) result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Purchaser or necessary to the use of the assets of the Purchaser or the operation of its business;

(b) result in or require the creation of any Lien upon any of the common shares of the Purchaser or any of the properties or assets of the Purchaser.

(c) result in a breach or a violation of, or conflict with, any Order of any Governmental Authority; or

(d) subject to the receipt of the Competition Act Approval, the Interim Order, the Final Order, the Exchange Approvals and compliance with Securities Laws and U.S. Securities Laws, result in a breach or a violation of, or conflict with, any applicable Law, except, in each case, as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4 Regulatory Approvals

The execution and delivery of this Agreement by the Purchaser, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not require any Regulatory Approval or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Purchaser other than:

(a) the Interim Order and the Final Order;

(b) the filing of the Articles of Arrangement and the receipt of the Certificate of Arrangement;

(c) customary filings with the Securities Regulatory Authorities and the TSX and the NYSE;

(d) the Competition Act Approval; and

(e) the Exchange Approvals.

5 No Conflict with Material Contracts

This execution and delivery of this Agreement by the Purchaser, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, any Contract to which the Purchaser or any of its Subsidiaries is party, except as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

6 Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

7 Capitalization

The authorized capital of the Purchaser consists of an unlimited number of common shares.  As of the date of this Agreement, there were 537,784,034 issued and outstanding common shares.  All of the issued and outstanding common shares have been duly authorized and validly issued and are fully paid and non-assessable, and the Consideration Shares, when issued, will be validly issued and fully paid and non-assessable.

8 Securities Law Matters

(a) The Purchaser is a reporting issuer under applicable Securities Laws in each of the provinces of Canada. The common shares of the Purchaser are listed and posted for trading on the TSX and the NYSE and are not listed on any other market.

(b) The Purchaser is not in default of any material requirements of any Securities Laws or the applicable listing and corporate governance rules and regulations of the TSX or the NYSE.

(c) The Purchaser has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Purchaser received notification from any Securities Regulatory Authority seeking to revoke the reporting issuer status of the Purchaser.

(d) No Proceeding or Order for the delisting, suspension of trading, or cease trade or other Order or restriction with respect to any securities of the Purchaser is in effect or pending or, to the knowledge of the Purchaser, has been threatened or is expected to be implemented or undertaken.

9 Public Disclosure

The Purchaser has timely filed with the Securities Regulatory Authorities all forms, reports, schedules, statements, and other documents required to be filed under applicable Securities Laws since December 31, 2022. The documents comprising the Purchaser Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), complied as filed in all material respects with applicable Law and did not contain any Misrepresentation. The Purchaser has not filed any confidential material change report with any Securities Regulatory Authority which, at the date of this Agreement, remains confidential. There are no outstanding or unresolved comments in comment letters from any Securities Regulatory Authority with respect to any of the Purchaser Filings. The Purchaser is not subject to any ongoing Proceeding by any Securities Regulatory Authority and, to the knowledge of the Purchaser, no such Proceeding is threatened.

10 U.S. Securities Law Matters

The Purchaser is not required to register as an investment company under the U.S. Investment Company Act of 1940. The Purchaser is a "foreign private issuer" (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

11 Financial Statements

(a) The Purchaser's most recently filed audited consolidated financial statements (including any of the notes or schedules thereto, the auditor's report thereon and the related management's discussion and analysis) and unaudited consolidated interim financial statements (including any of the notes or schedules thereto and the related management's discussion and analysis) included in the Purchaser Filings:

(i) were prepared in accordance with IFRS, consistently applied throughout the periods referred to therein (except as expressly set forth in the notes thereto); and

(ii) fairly present, in all material respects, the assets, liabilities, consolidated financial position, results of operations and cash flows of the Purchaser and its Subsidiaries as of their respective dates and for the periods covered by such financial statements, and there have been no changes in accounting methods, policies or practices of the Purchaser or any of its Subsidiaries during such periods (except, in each case, as expressly set forth in the notes to such financial statements).

(b) The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser as of the date hereof, is there any basis for any correction or restatement of, any aspect of the Purchaser's financial statements referred to in this Section 11; and

(c) The financial books, records and accounts of the Purchaser and each of its Subsidiaries:

(i) have been maintained, in all material respects, in accordance with applicable Law and IFRS;

(ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the Purchaser and each of its Subsidiaries; and

(iii) accurately and fairly reflect the basis of the Purchaser's financial statements.

12 Disclosure Controls and Internal Controls over Financial Reporting

(a) The Purchaser has established and maintains "disclosure controls and procedures" (as such term is defined in NI 52-109) to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under Securities Laws is accumulated and communicated to the Purchaser's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) The Purchaser has established and maintains a system of "internal control over financial reporting" (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c) To the knowledge of the Purchaser, there is no "material weakness" (as such term is defined in NI 52-109) relating to the operating effectiveness of the Purchaser's internal control over financial reporting as at September 30, 2023. To the knowledge of the Purchaser, since December 31, 2022, the Purchaser has not received or otherwise obtained knowledge of any Proceeding regarding accounting, internal accounting controls or auditing matters, including any Proceeding alleging that the Purchaser has engaged in questionable accounting or auditing practices, or any expression of concern from its Representatives regarding questionable accounting or auditing matters.

(d) Since December 31, 2022, neither the Purchaser nor any of its directors or officers, has received or otherwise obtained knowledge of: (i) any complaint, allegation, assertion or claim that the Purchaser has engaged in questionable accounting or auditing practices, or (ii) any expression of concern regarding questionable accounting or auditing matters.

13 Auditors

The auditors of the Purchaser are independent public accountants as required by applicable Law and there has not been any "reportable event" (as such term is defined in section 4.11(1) of NI 51-102) with the present or any former auditor of the Purchaser.

14 No Undisclosed Liabilities

There are no material liabilities or obligations of the Purchaser or any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable, matured, unmatured or otherwise, other than liabilities or obligations:

(a) disclosed in the unaudited consolidated financial statements of the Purchaser as at and for the three and six months ended June 30, 2023 (including any notes or schedules thereto and the related management's discussion and analysis) included in the Purchaser Filings;

(b) incurred in the Ordinary Course since June 30, 2023; or

(c) incurred in connection with this Agreement or the transactions contemplated under this Agreement.

15 Absence of Certain Changes or Events

Since December 31, 2022, other than the transactions contemplated in this Agreement, the business of the Purchaser has been conducted in the Ordinary Course and there has not occurred a Purchaser Material Adverse Effect.

16 Litigation

There is no material Proceeding by any Person (including the Purchaser), nor any material Proceeding by or before any Governmental Authority, current or pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser, any of its officers or directors (in their capacity as such), the Consideration Shares, the Business, or any property or assets currently or formerly owned or used by the Purchaser. In the past three years, the Purchaser has not been subject to any Order entered in any material Proceeding and the Purchaser has not settled any material claim prior to being sued or prosecuted or a judgment being given in respect of any of them.

17 Funds Available

The Purchaser has sufficient funds available to satisfy the aggregate Cash Consideration payable by the Purchaser pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement (including, assuming the Debt Financing contemplated in the Debt Commitment Letter is funded, to repay all outstanding indebtedness under the Company's credit facilities at the Effective Date) and to satisfy all other obligations payable by the Purchaser pursuant to this Agreement and the Arrangement including to pay the Purchaser Termination Fee in the event of a Company Damages Event and all other fees and expenses for which the Purchaser is responsible under the terms of this Agreement.

18 Evidence of The Purchaser Financing

The Purchaser has delivered to the Company a true and complete fully executed copy of the Debt Commitment Letter (redacted only as to fees), including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement, pursuant to which and subject to the terms and conditions thereof, each of the Debt Financing Parties have committed to lend to the Purchaser for the Debt Financing for the purposes set forth in the Debt Commitment Letter. As of the execution and delivery of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of the Purchaser and the other parties thereto. There are no conditions precedent (express or implied) or contingencies directly or indirectly related to the Debt Financing pursuant to the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter (as will be replaced by the Debt Financing Documents). As of the date of this Agreement, the Purchaser has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Commitment Letter (as to be replaced by the Debt Financing Documents) will not be satisfied on a timely basis or that the Debt Financing (or any portion thereof) contemplated by the Debt Commitment Letter (as to be replaced by the Debt Financing Documents) will not be provided to and made available to the Purchaser to satisfy the aggregate Cash Consideration payable by the Purchaser pursuant to the Arrangement and repay all outstanding indebtedness under the Company's credit facilities at the Effective Date.

19 Security Ownership

As of the date hereof, the Purchaser does not beneficially own, or exercise control or direction over, any securities of the Company.

20 Investment Canada Act

The Purchaser is not a "non-Canadian" as defined pursuant to Section 3 of the Investment Canada Act (Canada).

21 Significant Acquisition

The Purchaser has determined that the Arrangement is not a "significant acquisition" for the purposes of Part 8 of NI 51-102.